As confidentially submitted to the U.S. Securities and Exchange Commission on October 15, 2025. This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

TWIN VEE POWERCATS CO.

(Exact name of registrant as specified in its charter)

Delaware	3730	27-1417610
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

3101 S. US-1
Ft. Pierce, Florida 34982
(772) 429-2525

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Joseph C. Visconti
Chief Executive Officer and President
Twin Vee PowerCats Co.
3101 S. US-1
Ft. Pierce, Florida 34982
(772) 429-2525

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Gregory Sichenzia, Esq. Arthur S. Marcus, Esq. Sichenzia Ross Ference Carmel LLP 1185 Avenue of the Americas, 31st Floor New York, NY 10036 Telephone: (212) 930-9700	Mark E. Crone, Esq. Liang Shih, Esq. The Crone Law Group, P.C. 420 Lexington Avenue, Suite 2446 New York, NY 10170 Tel: +1 646-861-7891

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☒
Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided to Section 7(a)(2)(B) of the Securities Act. ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine.

THE INFORMATION IN THIS PRELIMINARY PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THESE SECURITIES MAY NOT BE SOLD UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS DECLARED EFFECTIVE. THIS PRELIMINARY PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND WE ARE NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE OR OTHER JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION	DATED , 2025

Up to    Shares of Common Stock

Up to    Pre-Funded Warrants to purchase Shares of Common Stock

Up to    Shares of Common Stock underlying the Pre-Funded Warrants

Twin Vee PowerCats Co.

We are offering on a firm-commitment underwritten basis up to      shares of our common stock, par value $0.001 per share, of Twin Vee PowerCats Co. (the “Company”, “we”, “our”, “us”), at an assumed offering price of $        per common share, which is the last reported sale price of our common stock, as reported on the Nasdaq Capital Market on     , 2025. For further information about the securities offered herein, see “Description of Securities We Are Offering”.

We are also offering to each purchaser of shares of our common stock that would otherwise result in the purchaser’s beneficial ownership exceeding 4.99% of our outstanding common stock immediately following the consummation of this offering the opportunity to purchase up to      pre-funded warrants in lieu of shares of our common stock. A holder of pre-funded warrants will not have the right to exercise any portion of its pre-funded warrants if the holder, together with its affiliates, would beneficially own in excess of 4.99% (or, at the election of the holder, such limit may be increased to up to 9.99%) of the number of shares of our common stock outstanding immediately after giving effect to such exercise. Each pre-funded warrant will be exercisable for one share of our common stock. The purchase price of each pre-funded warrant will be equal to the price per share of our common stock, minus $0.001, and the remaining exercise price of each pre-funded warrant will equal $0.001 per share of our common stock. The pre-funded warrants will be immediately exercisable (subject to the beneficial ownership cap) and may be exercised at any time until all of the pre-funded warrants are exercised in full. For each pre-funded warrant we sell (without regard to any limitation on exercise set forth therein), the number of shares of our common stock we are offering will be decreased on a one-for-one basis. We are also registering the shares of our common stock issuable from time to time upon the exercise of the pre-funded warrants offered hereby. We refer to the shares of our common stock and pre-funded warrants offered hereby as the offered securities.

The offering price for the offered securities will be determined at the time of pricing and may be at a discount to the current market price or to the assumed price set forth above. The assumed offering price used throughout this prospectus may not be indicative of the final offering price. The final public offering price will be determined through negotiation between us and the underwriters based upon a number of factors, including our history and our prospects, the industry in which we operate, our past and present operating results, the previous experience of our executive officers and the general condition of the securities markets at the time of this offering. Therefore, the assumed public offering price used through this prospectus may not be indicative of the final offering price.

Our common stock is listed on the Nasdaq Capital Market under the symbol “VEEE.” On     , 2025, the last reported sale price of our common stock on the Nasdaq Capital Market was $     per share.

We are an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012 and a “smaller reporting company.” As such, we have elected to comply with certain reduced public company reporting requirements. Please see “Prospectus Summary—Implications of Being an Emerging Growth Company.”

Investing in our common stock involves a high degree of risk. Before making an investment decision, please read the information under the heading “Risk Factors” beginning on page 11 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus or the accompanying base prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Per Pre-Funded Warrant	Total
Public offering price	$	$	$
Underwriting discount(1)	$	$	$
Proceeds to us, before expenses	$	$	$

(1) The underwriting discount does not include a non-accountable expense allowance equal to 1% of the public offering price payable to the underwriters. See “Underwriting” for a description of compensation payable to the underwriters.

We have granted a 45-day option to the representative of the underwriters to purchase up to an additional      shares of our common stock and/or pre-funded warrants, representing 15% of the shares of our common stock and pre-funded warrants initially offered hereby, solely to cover over-allotments, if any.

The underwriters expect to deliver the securities to the investors on or about     , 2025.

ThinkEquity

The date of this prospectus is     , 2025

TWIN VEE

240STX

240GFX2

260STX

260GFX2

280STX

280GFX2

TWIN VEE

SUZUKI
TWIN VEE

BAYCAT 22

340GFX

TWIN VEE

400GFX2

Bahama™
BOAT WORKS

Bahama 35

Bahama 37

Bahama 41 & Bahama 41GT

Bahama
BOAT WORKS

TWIN VEE

BOATS
FOR SALE
Find Your Dream Boat
Search by boat type, activity, or anything of interest
Common Searches
sport fishing
small yacht
lake boats
Types
Center Console
Sport
Bowrider
Cruiser

WIZZ BANGER
AI-Powered
Boat Valuations
Value Your Boat in Seconds
WIZZ
BANGER
BOATS
Instant Boat Valuations
Get Started

i

We and the underwriters have not authorized anyone to provide you any information other than that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you, and you should rely only on the information contained in this prospectus or in any such free writing prospectus. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We and the underwriters are not making an offer to sell nor a solicitation of any offer to buy these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

For investors outside of the United States: we have not and the underwriters have not done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than the United States. Persons outside of the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside of the United States.

TRADEMARKS

We own directly or indirectly or have rights to, trademarks, service marks, and trade names that we use in connection with operation of our business. In addition, our names, logos, and website names and addresses are our service marks or trademarks. Other trademarks, service marks, and trade names appearing in this prospectus are the property of their respective owners. Some of the trademarks we own directly or indirectly, or have the right to use include “Twin Vee Boats,” “Twin Vee Boat,” “Twin Vee Catamaran,” “Twin Vee” and “Twin Vee Powercats.” Solely for convenience, the trademarks, service marks, trade names, and copyrights referred to in this prospectus are listed without the ©, ®, and ™ symbols, but we will assert, to the fullest extent under applicable law, our rights, the rights of our parent company, or the rights of the applicable licensors to these trademarks, service marks, and trade names.

BASIS OF PRESENTATION

The Company’s fiscal year begins on January 1 and ends on December 31 with the interim quarterly reporting periods consisting of thirteen weeks. Therefore, the quarter end will not always coincide with the date of the end of the calendar month. We refer to our fiscal years based on the calendar-year in which they end. Accordingly, references to fiscal 2024 and fiscal 2023 represent the financial results of Twin Vee PowerCats Co. and its subsidiaries for the fiscal years ended December 31, 2024 and December 31, 2023, respectively. For ease of reference, we identify our fiscal years in this prospectus by reference to the period from January 1 to December 31 of the year in which the fiscal year ends.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements, other than statements of historical facts, contained in this prospectus, including statements regarding our strategy, future operations, future financial position, future revenues, projected costs, prospects, plans and objectives of management, are forward-looking statements. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words.

ii

The forward-looking statements contained in this prospectus are based on assumptions that we have made in light of our industry experience and our perceptions of historical trends, current conditions, expected future developments, and other factors we believe are appropriate under the circumstances. As you read and consider this prospectus, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond our control), and assumptions. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. We believe these factors include, but are not limited to, those described under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements. Therefore, actual results may differ materially and adversely from those expressed in any forward-looking statements.

As a result of these and other factors, we may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. We do not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

MARKET, INDUSTRY AND OTHER DATA

This prospectus includes market and industry data and forecasts that we have derived from independent consultant reports, publicly available information, various industry publications, such as those of the National Marine Manufacturers Association, or NMMA, and Statistical Surveys, Inc., or SSI, other published industry sources, and our internal data and estimates.

Our internal data and estimates are based upon information obtained from trade and business organizations and other contacts in the markets in which we operate and our management’s understanding of industry conditions. Although we believe that such information is reliable, we have not had this information verified by any independent sources.

iii

PROSPECTUS SUMMARY

This summary highlights selected information that is presented in greater detail elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus carefully, including the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited financial statements and the related notes included elsewhere in this prospectus, before making an investment decision. Unless the context otherwise requires, the terms “Twin Vee,” the “Company,” “we,” “us” and “our” in this prospectus refer to Twin Vee PowerCats Co.

Overview

Twin Vee PowerCats Co. (“Twin Vee” “we”, “us” or the “Company”) is a designer, manufacturer and marketer of recreational and commercial power boats. We believe our company, founded in 1996, has been an innovator in the recreational and commercial power catamaran industry. Our twin-hull catamaran running surface, known as a symmetrical catamaran hull design, adds to the Twin Vee ride quality by reducing drag, increasing fuel efficiency and offering users a stable riding boat. Twin Vee’s home base of operations in Fort Pierce, Florida is a 7.5-acre facility with several buildings totaling approximately 100,000 square feet, including a nearly complete 30,000 square foot expansion which began in mid-2024. We currently employ approximately 65 people.

Twin Vee products are marketed under two brands: Twin Vee for our catamarans, or dual hull vessels, and Bahama Boat Works for our “V”-hull boats. Consumers can use our boats for a wide range of recreational activities including fishing, diving and water skiing and commercial activities including transportation, eco tours, fishing and diving expeditions. We believe that the performance, quality and value of our boats position us to achieve our goal of increasing our market share and expanding the power-boat market. We currently primarily sell our boats through a network of 17 independent boat dealer locations across North America, the Caribbean (Puerto Rico), and Australia who resell our boats to the end user Twin Vee customers. We continue efforts to recruit high quality boat dealers to join our network and seek to establish new dealers and distributors domestically and internationally to distribute our boats as we grow our production and introduce new models. Our boats are currently outfitted with gas-powered outboard combustion engines. During 2024, Forza X1, Inc., our minority owned electric boat subsidiary determined to cease production of electric boats and on November 26, 2024, Forza X1, Inc. (“Forza”), was merged into Twin Vee Merger Sub, Inc., a wholly-owned subsidiary of Twin Vee (“Merger Sub”) and became a wholly owned subsidiary.

Revenue from the sale of our boats accounted for 100% of our net revenue in fiscal years 2024 and 2023. In 2024, our boats were manufactured in Fort Pierce, Florida. We believe our company has been an innovator in the recreational and commercial power boat industry. We currently have over a dozen models in production ranging in size from our 22-foot, single engine BayCat to our flagship 40-foot offshore 400 GFX2.

During the 2023 and 2024 fiscal years, we focused our efforts on increased throughput through our facility, and fully integrating the new models from our former monohull brand in 2023.

During the year ended December 31, 2024, three individual dealers each represented over 10% of our total sales and in the aggregate represented 40% of total sales. During the year ended December 31, 2023, one individual dealer represented over 10% of our total sales, and one customer represented 10.3% of total sales.

Recent Events and Developments

First Amendment to the License and Conditional Sale Agreement with Revver Digital, LLC

Effective July 14, 2025, we and our recently formed, wholly owned subsidiary, Wizz Banger, Inc. (“Wizz Banger”), entered into a First Amendment (the “First Amendment”) to that certain license and conditional sale agreement (the “License and Sale Agreement”), entered into and effective as of February 4, 2025, by and between us and Revver Digital, LLC, providing us with the right to acquire certain intellectual property of OWM (the “OWM Intellectual Property”) related to (a) the online marketplace, advertisement, marketing, and sale services of yachts, boats, and yacht and boat accessories and (b) arranging of loans, insurance, and warranty services related to yachts and boats under the brands “Yachts for Sale” and “Boats for Sale” through the websites available at the domains(the “Domains”) “yachtsforsale.com” and “boatsforsale.com” (the “Business”). Pending the closing of the sale to us of the OWM Intellectual Property, the

License and Sales Agreement grants us a license to use and sublicense the OWM Intellectual Property to conduct the Business in consideration of: (a) the payment to OWM of a monthly revenue-sharing royalty (the “Revenue-Sharing Royalty”) of six percent (6%) of the Aggregate Subscription Revenue (as defined in the License and Sales Agreement) of the Business; and (b) a credit to OWM of $500 per OWM dealer who lists boats or yachts on the Domains during such period (the “Dealer Storefront Credit”). On the date of the closing (the “Closing”) of the sale to us of the OWM Intellectual Property, the License and Sales Agreement provides that in consideration of the transfer of, and as a purchase price (the “Purchase Price”) for, the OWM Intellectual Property, we will assume certain liabilities of OWM related to the Business and pay to OWM $5,000,000, less the aggregate amount of all Revenue-Sharing Royalties paid to OWM through such date and the aggregate amount of all Dealer Storefront Credits accrued for the benefit of OWM through such date.

The First Amendment was entered into in order to (i) amend the definition of “Foreground Intellectual Property” (as defined therein), (ii) to clarify the respective rights of the parties thereunder, (iii) to assign the License and Sale Agreement to Wizz Banger, and (iv) to provide for a guaranty by us of Wizz Banger’s obligations and liabilities under the License and Sale Agreement, as amended, as provided therein and effect other amendments to the License and Sale Agreement as set forth therein.

Bahama Boat Works Acquisition

On June 5, 2025, we entered into an Asset Purchase Agreement (the “Asset Purchase Agreement”), with Bahama Boat Works, LLC (“Bahama Boat Works”), pursuant to which we acquired various tangible and intangible assets (the “Assets”) from Bahama Boat Works’ relating to the Bahama boat brand (the “Bahama Boat Brand”). In accordance with the Asset Purchase Agreement, in consideration of the transferred Assets we paid Bahama Boat Works $100,000 and agreed to pay up to $2,900,000 in additional contingent consideration based upon a percentage of the revenues we receive from future sales to customers of new Bahama Boat Brand 31’, 35’, 37’, and 41’ boat models (the “Bahama Boat Revenues”). The Asset Purchase Agreement provides that Bahama Boat Works will receive 20% of the first $7,500,000 of Bahama Boat Revenues we receive and 10% of the Bahama Boat Revenues we receive in excess of $7,500,000 (but not exceeding $21,500,000) until such time as Bahama Boat Works has been paid a total of $3,000,000 by us.

The Asset Purchase Agreement may be terminated by mutual written consent of the parties or by us, in our sole discretion, if we decide to discontinue further development, production, or commercialization of the Bahama Boat Brand product line before the balance of the contingent consideration due to Bahama Boat Works is paid. Upon any such termination, the parties may either seek to sell the Bahama Boat Brand and associated assets pursuant to a mechanism set forth in the Asset Purchase Agreement or we, in our sole discretion, may elect to return the Assets to Bahama Boat Works.

Underwritten Public Offering

On May 8, 2025, we entered into an underwriting agreement (the “Underwriting Agreement”) with ThinkEquity LLC, as representative of the several underwriters named therein (the “Representative”), pursuant to which we agreed to sell to the Representative in a firm commitment underwritten public offering (the “May 2025 Offering”) an aggregate of 750,000 shares (the “Shares”) of our common stock at the public offering price of $4.00 per share, resulting in gross proceeds of $3.0 million, before deducting underwriting discounts, commissions and offering expenses. The Shares were sold pursuant to an effective shelf registration statement on Form S-3 (File No. 333-266858) filed with the SEC under the Securities Act and declared effective by the Commission on August 24, 2022, a base prospectus, dated August 24, 2022, included in the Registration Statement at the time it originally became effective, and a prospectus supplement, dated May 8, 2025, filed with the Commission pursuant to Rule 424(b) under the Securities Act. Pursuant to the Underwriting Agreement, we also issued to designees of the Representative unregistered warrants to purchase up to 37,500 shares of our common stock, which equals 5% of the shares of common stock purchased in the May 2025 Offering. The May 2025 Offering closed on May 12, 2025. The net proceeds to us from the May 2025 Offering, after deducting the underwriting discount, the Representative’s fees and expenses and our estimated offering expenses, were $2,555,100.

Repurchase Request

On April 21, 2025, Northpoint Commercial Finance LLC (“Northpoint”) came into possession of certain Twin Vee and AquaSport inventory of United Marine and Storage LLC, a former dealer of our products. Northpoint requested that we take possession of and repurchase the inventory in accordance with the Repurchase Agreement that we previously entered into with Northpoint. During the second quarter, we sold five of the six repossessed boats, recording a net loss on the sale of approximately $14,000 after transportation, refurbishment, and commissions. We have a remaining repurchase obligation on the last boat of $58,984.

Nasdaq Compliance

On May 10, 2024, we received written notice from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) notifying us that for the preceding 30 consecutive business days (March 28, 2024 through May 9, 2024), our Common Stock did not maintain a minimum closing bid price of $1.00 per share as required by Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Price Requirement”). We were provided 180 calendar days, or until November 6, 2024, to regain compliance. On November 7, 2024, we received written notification from Nasdaq granting our request for a 180-day extension to regain compliance with the Minimum Bid Price Requirement. Compliance would be achieved if the closing bid price of our Common Stock is at or above $1.00 for a minimum of ten consecutive business days at any time prior to May 5, 2025.

On April 4, 2025, we filed an amendment (the “Amendment”) to our Certificate of Incorporation with the Secretary of State of the State of Delaware to effect the Reverse Stock Split at a ratio of 1-for-10, effective as of 11:59 p.m. Eastern Time, on April 7, 2025 (the “Effective Time”), in order to regain compliance with the Minimum Bid Price Requirement. Our Common Stock began trading on a reverse split-adjusted basis on April 8, 2025 under the existing ticker symbol “VEEE.” Any share amounts and exercise or conversion prices in this prospectus have been adjusted retrospectively for the Reverse Stock Split.

On April 28, 2025, we received a letter from Nasdaq stating that Nasdaq had determined that we now comply with the Minimum Bid Price Requirement.

Summary of Risks Associated with Our Business

Our business is subject to numerous risks and uncertainties that you should consider before investing in our company. These risks are described more fully in the section titled “Risk Factors” in this prospectus. These risks include, but are not limited to, the following:

Risks Related to This Offering

●	Our management will have broad discretion over the use of proceeds from this offering and may not use the proceeds effectively.

●	Investors in this offering will incur immediate dilution from the public offering price.

●	Our need for future financing may result in the issuance of additional securities which will cause investors to experience dilution

●	Our common stock price may be volatile or may decline regardless of our operating performance and you may not be able to resell your shares at or above the public offering price.

●	We have additional securities available for issuance, which, if issued, could adversely affect the rights of the holders of our common stock.

●	Because we will not declare cash dividends on our common stock in the foreseeable future, stockholders must rely on appreciation of the value of our common stock for any return on their investment.

Risks Related to our Business

●	There is limited public information on our operating history.

●	We have incurred losses for the years ended December 31, 2024 and 2023 and could continue to incur losses in the future.

●	Our ability to meet our manufacturing workforce needs is crucial to our results of operations and future sales and profitability.

●	We have a large, fixed cost base that will affect our profitability if our sales decrease.

●	Interest rates and energy prices affect product sales.

●	Changes in general economic conditions, geopolitical conditions, domestic and foreign trade policies, monetary policies and other factors beyond our control may adversely impact our business and operating results.

●	Our annual and quarterly financial results are subject to significant fluctuations depending on various factors, many of which are beyond our control.

●	Unfavorable weather conditions may have a material adverse effect on our business, financial condition, and results of operations, especially during the peak boating season.

●	A natural disaster, the effects of climate change, or other disruptions at our manufacturing facility could adversely affect our business, financial condition, and results of operations.

●	If we fail to manage our manufacturing levels while still addressing the seasonal retail pattern for our products, our business and margins may suffer.

●	We depend on our network of independent dealers for our boats, face increasing competition for dealers, and have little control over their activities.

●	The loss of one or a few dealers could have a material adverse effect on us.

●	Our success depends, in part, upon the financial health of our dealers and their continued access to financing.

●	We may be required to repurchase inventory of certain dealers.

●	We rely on third-party suppliers in the manufacturing of our boats.

●	Termination or interruption of informal supply arrangements could have a material adverse effect on our business or results of operations.

●	Significant product repair and/or replacement due to product warranty claims or product recalls could have a material adverse impact on our results of operations.

●	The nature of our business exposes us to workers’ compensation claims and other workplace liabilities.

●	If we are unable to comply with environmental and other regulatory requirements, our business may be exposed to material liability and/or fines.

●	Our industry is characterized by intense competition, which affects our sales and profits.

●	We face increasing competition for dealers and have little control over their activities.

●	Our sales may be adversely impacted by increased consumer preference for other leisure activities or used boats or the supply of new boats by competitors in excess of demand.

●	Our sales and profitability depend, in part, on the successful introduction of new products.

●	Our success depends upon the continued strength of our brand, the value of our brand, and sales of our products could be diminished if we, the consumers who use our products, or the sports and activities in which our products are used are associated with negative publicity.

●	We may not be able to execute our manufacturing strategy successfully, which could cause the profitability of our products to suffer.

●	We will rely on complex machinery for our operations, and production involves a significant degree of risk and uncertainty in terms of operational performance, safety, security, and costs.

●	We may need to raise additional capital that may be required to grow our business, and we may not be able to raise capital on terms acceptable to us or at all.

●	If we fail to manage future growth effectively, we may not be able to market or sell our products successfully.

●	We depend upon our executive officers and we may not be able to retain them and their knowledge of our business and technical expertise would be difficult to replace.

●	Certain of our shareholders have sufficient voting power to make corporate governance decisions that could have a significant influence on us and the other stockholders.

●	We may attempt to grow our business through acquisitions or strategic alliances and new partnerships, which we may not be successful in completing or integrating.

●	We rely on network and information systems and other technologies for our business activities and certain events, such as computer hackings, viruses or other destructive or disruptive software or activities may disrupt our operations, which could have a material adverse effect on our business, financial condition and results of operations.

●	Our business and operations would suffer in the event of computer system failures.

●	We are increasingly dependent on information technology, and our systems and infrastructure face certain risks, including cybersecurity and data leakage risks.

●	Uninsured losses could result in payment of substantial damages, which would decrease our cash reserves and could harm our cash flow and financial condition.

●	We are currently, and may in the future be, subject to substantial litigation, regulatory actions, government investigations, proceedings and similar actions that could cause us to incur significant legal expenses and which could have a material adverse effect on our business, operating results or financial condition.

Intellectual Property Risks

●	We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.

●	We may in the future become, subject to claims that we or our employees have wrongfully used or disclosed alleged trade secrets of our employees’ former employers.

●	Our use of open-source software in our applications could subject our proprietary software to general release, adversely affect our ability to sell our services and subject us to possible litigation, claims or proceedings.

●	A significant portion of our intellectual property is not protected through patents or formal copyright registration. As a result, we do not have the full benefit of patent or copyright laws to prevent others from replicating our products, product candidates and brands.

●	Confidentiality agreements with employees and others may not adequately prevent disclosure of trade secrets and other proprietary information.

●	We may need to defend ourselves against patent, copyright or trademark infringement claims, which may be time-consuming and would cause us to incur substantial costs.

Risks Related to our Industry

●	Demand in the powerboat industry is highly volatile.

●	General economic conditions, particularly in the U.S., affect our industry, demand for our products and our business, and results of operations.

●	Global economic conditions could materially adversely impact demand for our products and services.

Risks Related to Ownership of our Common Stock

●	Any failure to meet the continued listing requirements of The Nasdaq Capital Market could result in a de-listing of our Common Stock.

●	There can be no assurance that our increased stock price following the Reverse Stock Split will remain at a price that will be sufficient in order to meet any continued requirements and policies of Nasdaq or that our common stock will remain listed on Nasdaq.

●	Terms of subsequent financings may adversely impact your investment.

●	If securities analysts do not publish research or reports about our company, or if they issue unfavorable commentary about us or our industry or downgrade our common stock, the price of our common stock could decline.

●	The obligations associated with being a public company will require significant resources and management attention, which may divert from our business operations.

●	There is substantial doubt about our ability to continue as a going concern.

●	We have identified weaknesses in our internal controls, and we cannot provide assurances that these weaknesses will be effectively remediated or that additional material weaknesses will not occur in the future.

●	Our failure to achieve and maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act as a public company could have a material adverse effect on our business and share price.

●	For as long as we are an emerging growth company, we will not be required to comply with certain reporting requirements, including those relating to accounting standards and disclosure about our executive compensation, that apply to other public companies.

●	Our stock price has fluctuated in the past, has recently been volatile, and may be volatile in the future, and as a result, investors in our common stock could incur substantial losses.

●	Our common stock has often been thinly traded, so investors may be unable to sell at or near ask prices or at all if investors need to sell shares to raise money or otherwise desire to liquidate their shares.

●	We do not intend to pay dividends on our common stock for the foreseeable future.

●	FINRA sales practice requirements may limit your ability to buy and sell our common stock, which could depress the price of our shares.

●	Provisions in our corporate charter documents and under Delaware law could make an acquisition of our company, which may be beneficial to our stockholders, more difficult and may prevent attempts by our stockholders to replace or remove our current management.

●	Our Certificate of Incorporation provides that the Court of Chancery of the State of Delaware will be the exclusive forum for certain types of state actions that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees.

Corporate Information

Our principal executive office is located at 3101 S. US-1, Ft. Pierce, Florida 34982 and our telephone number is (772) 429-2525. We maintain our corporate website at www.twinvee.com. The reference to our website is an inactive textual reference only, the information that can be accessed through our website is not part of this prospectus, and investors should not rely on any such information in deciding whether to purchase our common stock.

We were incorporated in the State of Florida as Twin Vee Catamarans, Inc. on December 1, 2009 and reincorporated in Delaware on April 7, 2021 under the name to Twin Vee PowerCats Co. ValueRich, Inc. was incorporated under the laws of the state of Florida on July 11, 2003 and reincorporated in Delaware on March 3, 2006. On February 17, 2015 ValueRich, Inc. consummated the acquisition of Twin Vee Catamarans, Inc. On April 26, 2016, ValueRich, Inc. changed its name and began operating under the name Twin Vee PowerCats, Inc. On December 5, 2022, Twin Vee PowerCats, Inc. was merged into our company.

Forza X1, Inc. was initially incorporated as Electra Power Sports, Inc. on October 15, 2021, which name was subsequently changed to Forza X1, Inc. on October 29, 2021. Prior to Forza’s incorporation on October 15, 2021, the electric boat business was operated as our Electra Power Sports™ Division. Following our initial public offering that closed on July 23, 2021 (the “IPO”), we determined in October 2021 that for several reasons, that we would market our new independent line of electric boats under a new brand name (and new subsidiary). and we engaged in a public offering of the shares of common stock of Forza. During 2024, Forza determined to cease production of its planned electric boat, and on November 26, 2024, Forza was merged into Twin Vee Powercats. Co. and became a wholly -owed subsidiary of Twin Vee Powercats. Co.

We are subject to the reporting requirements of the Exchange Act. The Exchange Act requires us to file periodic reports, proxy statements and other information with the Securities and Exchange Commission (“SEC”). The SEC maintains a website that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. These materials may be obtained electronically by accessing the SEC’s website at http://www.sec.gov.

Implications of Being an Emerging Growth Company

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and therefore we intend to take advantage of certain exemptions from various public company reporting requirements, including not being required to have our internal controls over financial reporting audited by our independent registered public accounting firm pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and any golden parachute payments. We may take advantage of these exemptions until we are no longer an “emerging growth company.” In addition, the JOBS Act provides that an “emerging growth company” can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to use the extended transition period for complying with new or revised accounting standards under the JOBS Act. This election allows us to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. As a result of this election, our financial statements may not be comparable to companies that comply with public company effective dates. We will remain an “emerging growth company” until the earlier of (1) the last day of the fiscal year: (a) following the fifth anniversary of the completion of our initial public offering; (b) in which we have total annual gross revenue of at least $1.235 billion; or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common stock that is held by non-affiliates exceeded $700.0 million as of the prior June 30th, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period. References herein to “emerging growth company” have the meaning associated with that term in the JOBS Act.

SUMMARY OF THE OFFERING

 The following summary contains basic information about this offering. The summary is not intended to be complete. You should read the full text and more specific details contained elsewhere in this prospectus.

Issuer	Twin Vee PowerCats Co.

Common stock offered	shares of our common stock and/or pre-funded warrants at an assumed offering price of $ per share of common stock and $ per pre-funded warrant.

Option to purchase additional shares

We have granted the representative of the underwriters the option, exercisable in whole or in part for 45 days from the date of this prospectus, to purchase up to    additional shares of our common stock and/or pre-funded warrants, representing 15% of the shares of our common stock and pre-funded warrants sold in the offering.

The over-allotment option purchase price to be paid per additional share of our common stock by the underwriters shall be equal to the public offering price of one share of our common stock less the underwriting discount. The over-allotment option purchase price to be paid per additional pre-funded warrant by the underwriters shall be equal to the public offering price of one share of our common stock less the underwriting discount and $0.001.

Common stock outstanding immediately after the offering	shares. If the representative of the underwriters’ option to purchase additional shares is exercised in full, the total number of shares of common stock outstanding immediately after this offering would be shares.(1)

Pre-funded warrants offered by us

Up to      pre-funded warrants. We are offering to each purchaser of shares of our common stock that would otherwise result in the purchaser’s beneficial ownership exceeding 4.99% of our outstanding shares of our common stock immediately following the consummation of this offering the opportunity to purchase pre-funded warrants in lieu of shares of our common stock. A holder of pre-funded warrants will not have the right to exercise any portion of its pre-funded warrants if the holder, together with its affiliates, would beneficially own in excess of 4.99% (or, at the election of the holder, such limit may be increased to up to 9.99%) of our common stock outstanding immediately after giving effect to such exercise. Each pre-funded warrant will be exercisable for one share of our common stock. The purchase price of each pre-funded warrant will be equal to the price per share of our common stock, minus $0.001, and the remaining exercise price of each pre-funded warrant will equal $0.001 per share of our common stock. The pre-funded warrants will be immediately exercisable (subject to the beneficial ownership cap) and may be exercised at any time until all of the pre-funded warrants are exercised in full.

For each pre-funded warrant we sell (without regard to any limitation on exercise set forth therein), the number of shares of our common stock we are offering will be decreased on a one-for-one basis.

Use of Proceeds

We estimate that we will receive net proceeds of approximately $     (or $     assuming the full exercise of the underwriters’ overallotment option) from this offering, after deducting estimated underwriters’ fees, reimbursement of underwriter expenses, and estimated offering expenses payable by us.

We currently intend to use the net proceeds from this offering primarily for working capital and general corporate purposes. Pending these uses, we expect to invest the net proceeds in short-term, interest-bearing securities. We have broad discretion in determining how the proceeds of this offering will be used, and our discretion is not limited by the aforementioned possible uses. Our board of directors believes the flexibility in application of the net proceeds is prudent. See “Use of Proceeds.”

Nasdaq Capital Market symbol	Our common stock is listed on the Nasdaq Capital Market under the symbol “VEEE.”

Risk Factors	See “Risk Factors” beginning on page 11 and the other information included in this prospectus for a discussion of factors you should carefully consider before investing in our securities.

(1) The number of shares of our common stock that will be outstanding immediately after this offering as shown above is based on 2,237,299 shares of our common stock outstanding on September 30, 2025, and as used throughout this prospectus, unless otherwise indicated, excludes:

●	282,577 shares of our common stock reserved for issuance upon the exercise of outstanding stock options at a weighted average exercise price of $22.59 per share;

●	56,237 shares of our common stock reserved for issuance upon the exercise of outstanding warrants at a weighted average exercise price of $56.87 per share;

●	16,032 shares of our common stock reserved for issuance upon vesting of restricted stock units; and

●	100,434 shares of common stock available for future grants under our 2021 Stock Incentive Plan (the “2021 Plan”).

Unless otherwise indicated, this prospectus reflects and assumes the following:

●	no exercise of the representative’s warrants;

●	any pre-funded warrants sold in this offering are immediately exercised without violating any beneficial ownership restrictions therein; and

●	no exercise of the over-allotment option.

SUMMARY FINANCIAL DATA

The following tables summarize our financial data for the periods and as of the dates indicated. We have derived the statements of operations data for the years ended December 31, 2024 and 2023 from our audited financial statements and related notes included elsewhere in this prospectus. The statements of operations data for the six months ended June 30, 2025 and 2024 and the balance sheet data as of June 30, 2025 have been derived from our unaudited condensed financial statements and related notes included elsewhere in this prospectus and have been prepared in accordance with generally accepted accounting principles in the United States of America on the same basis as the annual audited financial statements and, in the opinion of management, the unaudited data reflects all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of the financial information in those statements. Our historical results are not necessarily indicative of results that may be expected in the future, and results for the period June 30, 2025 are not necessarily indicative of the results to be expected for the full year ending December 31, 2025. You should read the following summary financial data together with our financial statements and the related notes appearing elsewhere in this prospectus and the information in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	Six Months Ended June 30,		Fiscal Year Ended December 31,
	2025	2024	2024	2023
Statement of Operations Data:
Net sales	$8,367,909	$9,603,164	$14,388,517	$33,425,912
Cost of products sold (excluding depreciation & amortization)	7,176,742	9,123,511	15,139,942	30,159,024
Gross profit	1,191,167	479,653	(751,425)	3,266,888
Operating expenses	4,546,067	7,681,934	13,800,344	15,254,187
Loss from operations	(3,354,900)	(7,202,281)	(14,551,769)	(11,987,299)
Other income	90,589	347,891	541,863	2,205,103
Net loss	$(3,264,311)	$(6,854,390)	$(14,009,906)	$(9,782,196)
Basic and dilutive income per share of common stock	$(1.93)	$(4.87)	$(1.10)	$(0.76)
Weighted average number of shares of common stock outstanding	1,694,627	952,000	10,032,040	9,520,000

(1) Basic earnings per share (“EPS”) is computed based on the weighted average number of shares of common stock outstanding during the period. Diluted EPS is computed based on the weighted average number of shares of common stock plus the effect of dilutive potential shares of common stock outstanding during the period using the treasury stock method and as if converted method. In all periods presented, the Company did not have any dilutive securities.

	As of June 30, 2025
	Actual	As adjusted(1)
Balance Sheet Data:
Cash	$5,961,668	$
Total assets	$22,357,946	$
Total liabilities	3,734,710
Total stockholders’ equity	18,623,236
Total liabilities and stockholders’ equity	$22,357,946	$

(1) The as adjusted balance sheet data in the table above reflects the sale and issuance by us of shares of our common stock in this offering, based upon the assumed initial public offering price of $     per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

RISK FACTORS

Investors should carefully consider the risks described below before deciding whether to invest in our securities. If any of the following risks actually occur, our business, financial condition or results of operations could be adversely affected. In such case, the trading price of our common stock could decline and you could lose all or part of your investment. Our actual results could differ materially from those anticipated in the forward-looking statements made throughout this prospectus a result of different factors, including the risks we face described below

Risks Related to this Offering

Our management will have broad discretion over the use of proceeds from this offering and may not use the proceeds effectively.

Our management will have broad discretion over the use of proceeds from this offering. We intend to use the net proceeds from this offering for working capital and general corporate purposes. Our management will have considerable discretion in the application of the net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. We may use the net proceed for corporate purposes that do not improve our operating results or enhance the value of our common stock. The failure of our management to use these funds effectively could have a material adverse effect on our business, cause the market price of our common stock to decline and impair the commercialization of our products and/or delay the development of our product candidates. Pending their use, we may invest the net proceeds from this offering in short-term, investment-grade, interest-bearing instruments and U.S. government securities. These investments may not yield a favorable return to our stockholders. See “Use of Proceeds” for a more detailed discussion regarding the use of proceeds from this offering.

Investors in this offering will incur immediate dilution from the public offering price.

Because the price per share of our common stock being offered is higher than the book value per share of the shares of our common stock, you will suffer immediate dilution in the net tangible book value of the shares of our common stock that you purchase in this offering. After giving effect to the sale of shares of our common stock in this offering at a public offering price of $     per share and/or pre-funded warrant, and based on the pro forma as adjusted net tangible book value of our shares of common stock as of June 30, 2025, if you purchase shares of common stock in this offering, you will suffer immediate dilution of $     per share with respect to the as adjusted net tangible book value of the shares of our common stock. See “Dilution” for a more detailed discussion of the dilution you will incur in this offering.

Our need for future financing may result in the issuance of additional securities which will cause investors to experience dilution.

Our cash requirements may vary from those now planned depending upon numerous factors, including our results of operations. We expect our expenses to increase if and when we expand our business. Accordingly, we may need to obtain substantial additional funding in connection with our continuing operations. There are no other commitments by any person for future financing. Our securities may be offered to other investors at a price lower than the price per share offered to current stockholders, or upon terms which may be deemed more favorable than those offered to current stockholders. In addition, the issuance of securities in any future financing may dilute an investor’s equity ownership and have the effect of depressing the market price for our securities. Moreover, we may issue derivative securities, including options and/or warrants, from time to time, to procure qualified personnel or for other business reasons. The issuance of any such derivative securities, which is at the discretion of our board of directors, may further dilute the equity ownership of our stockholders.

We may sell shares of common stock or other securities in any other offering at a price per share that is less than the price per share paid by the investors in this offering, and investors purchasing shares or other securities in the future could have rights superior to existing stockholders. The price per share at which we sell additional shares of our common stock, or securities convertible or exchangeable into common stock, in future transactions may be higher or lower than the price per share paid by investors in this offering. No assurance can be given as to our ability to procure additional financing, if required, and on terms deemed favorable to us. To the extent additional capital is required and cannot be raised successfully, we may then have to limit our then current operations and/or may have to curtail certain, if not all, of our business objectives and plans.

Our common stock price may be volatile or may decline regardless of our operating performance and you may not be able to resell your shares at or above the public offering price.

The price of our common stock has experienced volatility. On March 14, 2024, the closing price of our common stock on the Nasdaq was $1.12 per share, on December 31, 2024, the closing price of our common stock on the Nasdaq was $0.55 per share, on May 8, 2025 the closing price of our common stock on the Nasdaq was $7.45, and on September 4, 2025 the closing price of our common stock on the Nasdaq was $1.94. It is possible that an active trading market will not continue or be sustained, which could make it difficult for investors to sell their shares of our common stock at an attractive price or at all.

Volatility in the market price of our common stock may prevent investors from being able to sell their shares at or above the price you paid for them. Many factors, which are outside our control, may cause the market price of our common stock to fluctuate significantly, including those described in “Risk Factors Related to Ownership of our Common Stock—Our stock price has fluctuated in the past, has recently been volatile, and may be volatile in the future, and as a result, investors in our common stock could incur substantial losses” and elsewhere in this “Risk Factors” section and the documents incorporated by reference in this prospectus.

As a result, volatility in the market price of our common stock may prevent investors from being able to sell their common stock at or above the public offering price or at all. These broad market and industry factors may materially reduce the market price of our common stock, regardless of our operating performance. In addition, price volatility may be greater if the public float and trading volume of our common stock is low. As a result, investors may suffer a loss on your investment.

We have additional securities available for issuance, which, if issued, could adversely affect the rights of the holders of our common stock.

Our certificate of incorporation, as amended, authorizes the issuance of 50,000,000 shares of our common stock and 10,000,000 shares of preferred stock. In certain circumstances, the common stock, as well as the awards available for issuance under the 2021 Plan, can be issued by our board of directors, without stockholder approval. Any future issuances of such stock would further dilute the percentage ownership of us held by holders of preferred stock and common stock.

Because we will not declare cash dividends on our common stock in the foreseeable future, stockholders must rely on appreciation of the value of our common stock for any return on their investment.

We have never declared or paid cash dividends on our common stock. We currently anticipate that we will retain future earnings for the development, operation and expansion of our business and will not declare or pay any cash dividends in the foreseeable future. As a result, only appreciation of the price of our common stock, if any, will provide a return to investors in this offering.

Risks Related to our Business

There is limited public information on our operating history.

Our limited public operating history makes evaluating our business and prospects difficult. Although we were formed in 2003, we did not provide public reports on the results of operations until our 2020 fiscal year. We only have a few years of audited financial statements. Any investment decision will not be made with the same data as would be available as if we had a longer history of public reporting.

We have incurred losses for the years ended December 31, 2024 and 2023 and could continue to incur losses in the future.

For the years ended December 31, 2024 and 2023, respectively, we incurred a loss from operations of $14,551,769 and $11,987,299; and a net loss of $14,009,906 and $9,782,196. As of December 31, 2024, we had an accumulated deficit of approximately $25,392,955. There can be no assurance that expenses will not continue to increase in future periods or that the cash generated from operations in future periods will be sufficient to satisfy our operating needs and to generate income from operations and net income.

Our ability to meet our manufacturing workforce needs is crucial to our results of operations and future sales and profitability.

We rely on the existence of an available hourly workforce to manufacture our products. In addition, we cannot assure you that we or our subsidiaries, will be able to attract and retain qualified employees to meet current or future manufacturing needs at a reasonable cost, or at all. For instance, the demand for skilled employees has increased recently with the low unemployment rates in Florida where we have manufacturing facilities. Also, although none of our employees are currently covered by collective bargaining agreements, we cannot assure you that our employees will not elect to be represented by labor unions in the future. Additionally, competition for qualified employees could require us to pay higher wages to attract a sufficient number of employees. Significant increases in manufacturing workforce costs could materially adversely affect our business, financial condition or results of operations.

We have a large, fixed cost base that will affect our profitability if our sales decrease.

The fixed cost levels of operating a powerboat manufacturer can put pressure on profit margins when sales and production decline. Our profitability depends, in part, on our ability to spread fixed costs over a sufficiently large number of products sold and shipped, and if we make a decision to reduce our rate of production, gross or net margins could be negatively affected. Consequently, decreased demand or the need to reduce production can lower our ability to absorb fixed costs and materially impact our financial condition or results of operations.

Interest rates and energy prices affect product sales.

Our gas-powered products are often financed by our dealers and retail powerboat consumers, we envision this continuing as we expand our operations and grow our network of distributors. This may not occur if interest rates meaningfully rise because higher rates increase the borrowing costs and, accordingly, the cost of doing business for dealers and the cost of powerboat purchases for consumers. Higher energy costs result in increases in operating expenses at our manufacturing facility and in the expense of shipping products to our dealers. In addition, inflation and increases in energy costs may adversely affect the pricing and availability of petroleum-based raw materials, such as resins and foams that are used in our products. Also, higher fuel prices may have an adverse effect on demand for our gas-powered boats, as they increase the cost of ownership and operation and the prices at which we sell the boats. Therefore, higher interest rates and fuel costs can adversely affect consumers’ decisions relating to recreational powerboating purchases.

Changes in general economic conditions, geopolitical conditions, domestic and foreign trade policies, monetary policies and other factors beyond our control may adversely impact our business and operating results.

Our operations and performance depend on global, regional and U.S. economic and geopolitical conditions. General worldwide economic conditions have experienced significant instability in recent years including the recent global economic uncertainty and financial market conditions. The circumstances relating to the COVID-19 pandemic, the Russian invasion of Ukraine, the war in the Middle East, as well as other global conditions, have caused significant shortages in the supply chain. We are continuously evaluating alternative and secondary source suppliers in order to ensure that we are able to source sufficient materials.

The uncertain financial markets, disruptions in supply chains, mobility restraints, and changing priorities as well as volatile asset values could impact our business in the future. The COVID-19 outbreak and government measures taken in response to the pandemic have also had a significant impact, both direct and indirect, on businesses and commerce, as worker shortages have occurred; supply chains have been disrupted; facilities and production have been suspended; and demand for certain goods and services, such as medical services and supplies, have spiked, while demand for other goods and services, such as travel, have fallen. The future progression of the pandemic and its effects on our business and operations are uncertain. In addition, the outbreak of a pandemic could disrupt our operations due to absenteeism by infected or ill members of management or other employees, or absenteeism by members of management and other employees who elect not to come to work due to the illness affecting others in our office or laboratory facilities, or due to quarantines. Pandemics could also impact members of our board of directors resulting in absenteeism from meetings of the directors or committees of directors and making it more difficult to convene the quorums of the full board of directors or its committees needed to conduct meetings for the management of our affairs.

Further, due to increasing inflation, operating costs for many businesses including ours have increased and, in the future, could impact demand or pricing manufacturing of our drug candidates or services providers, foreign exchange rates or employee wages. Inflation rates, particularly in the United States, have increased recently to levels not seen in years, and increased inflation may result in increases in our operating costs (including our labor costs), reduced liquidity and limits on our ability to access credit or otherwise raise capital. In addition, the Federal Reserve has raised, and may again raise, interest rates in response to concerns about inflation, which coupled with reduced government spending and volatility in financial markets may have the effect of further increasing economic uncertainty and heightening these risks.

Actual events involving reduced or limited liquidity, defaults, non-performance or other adverse developments that affect financial institutions or other companies in the financial services industry or the financial services industry generally, or concerns or rumors about any events of these kinds, have in the past and may in the future lead to market-wide liquidity problems.

We are actively monitoring the effects these disruptions and increasing inflation could have on our operations.

These conditions make it extremely difficult for us to accurately forecast and plan future business activities.

Our annual and quarterly financial results are subject to significant fluctuations depending on various factors, many of which are beyond our control.

Our sales and operating results can vary significantly from quarter to quarter and year to year depending on various factors, many of which are beyond our control. These factors include, but are not limited to:

●	Seasonal consumer demand for our products;
●	Discretionary spending habits;
●	Changes in pricing in, or the availability of supply in, the powerboat market;
●	Failure to maintain a premium brand image;
●	Disruption in the operation of our manufacturing facilities;
●	Variations in the timing and volume of our sales;
●	The timing of our expenditures in anticipation of future sales;
●	Sales promotions by us and our competitors;
●	Changes in competitive and economic conditions generally;
●	Consumer preferences and competition for consumers’ leisure time;
●	Impact of unfavorable weather conditions;
●	Changes in the cost or availability of our labor; and
●	Increased fuel prices.

Due to these and other factors, our results of operations may decline quickly and significantly in response to changes in order patterns or rapid decreases in demand for our products. We anticipate that fluctuations in operating results will continue in the future.

Unfavorable weather conditions may have a material adverse effect on our business, financial condition, and results of operations, especially during the peak boating season.

Adverse weather conditions in any year in any particular geographic region may adversely affect sales in that region, especially during the peak boating season. Sales of our products are generally stronger just before and during spring and summer, which represent the peak boating months, and favorable weather during these months generally has a positive effect on consumer demand. Conversely, unseasonably cool weather, excessive rainfall, reduced rainfall levels, or drought conditions during these periods may close area boating locations or render boating dangerous or inconvenient, thereby generally reducing consumer demand for our products. Our annual results would be materially and adversely affected if our net sales were to fall below expected seasonal levels during these periods. We may also experience more pronounced seasonal fluctuation in net sales in the future as we expand our businesses. There can be no assurance that weather conditions will not have a material effect on the sales of any of our products.

A natural disaster, the effects of climate change, or other disruptions at our manufacturing facility could adversely affect our business, financial condition, and results of operations.

We rely on the continuous operation of our only manufacturing facility in Stuart, Florida for the production of our products. Any natural disaster or other serious disruption to our facility due to fire, flood, earthquake, or any other unforeseen circumstance would adversely affect our business, financial condition, and results of operations. Changes in climate could adversely affect our operations by limiting or increasing the costs associated with equipment or fuel supplies. In addition, adverse weather conditions, such as increased frequency and/or severity of storms, or floods could impair our ability to operate by damaging our facilities and equipment or restricting product delivery to customers. The occurrence of any disruption at our manufacturing facility, even for a short period of time, may have an adverse effect on our productivity and profitability, during and after the period of the disruption. These disruptions may also cause personal injury and loss of life, severe damage to or destruction of property and equipment, and environmental damage. Although we maintain property, casualty, and business interruption insurance of the types and in the amounts that we believe are customary for the industry, we are not fully insured against all potential natural disasters or other disruptions to our manufacturing facility.

If we fail to manage our manufacturing levels while still addressing the seasonal retail pattern for our products, our business and margins may suffer.

The seasonality of retail demand for our products, together with our goal of balancing production throughout the year, requires us to manage our manufacturing and allocate our gas-powered products to our dealer network to address anticipated retail demand. Our dealers must manage seasonal changes in consumer demand and inventory. If our dealers reduce their inventories in response to weakness in retail demand, we could be required to reduce our production, resulting in lower rates of absorption of fixed costs in our manufacturing and, therefore, lower margins. As a result, we must balance the economies of level production with the seasonal retail sales pattern experienced by our dealers. Failure to adjust manufacturing levels adequately may have a material adverse effect on our financial condition and results of operations.

We depend on our network of independent dealers for our boats, face increasing competition for dealers, and have little control over their activities.

A significant portion of our sales are derived from our network of independent dealers. We typically manufacture our gas-powered boats based upon indications of interest received from dealers who are not contractually obligated to purchase any boats. While our dealers typically have purchased all of the boats for which they have provided us with indications of interest, it is possible that a dealer could choose not to purchase boats for which it has provided an indication of interest (e.g., if it were to have reached the credit limit on its floor plan), and as a result we once experienced, and in the future could experience, excess inventory and costs. For the three months ended June 30, 2025, three individual dealers each represented over 10% of our total sales and together represented 70% of sales. For the three months ended June 30, 2024, three individual dealers each represented over 10% of our sales, and combined represented 49% of total sales. The loss of a significant dealer could have a material adverse effect on our financial condition and results of operations. The number of dealers supporting our products and the quality of their marketing and servicing efforts are essential to our ability to generate sales. Competition for dealers among other boat manufacturers continues to increase based on the quality, price, value, and availability of the manufacturers’ products, the manufacturers’ attention to customer service, and the marketing support that the manufacturer provides to the dealers. We face intense competition from other boat manufacturers in attracting and retaining dealers, affecting our ability to attract or retain relationships with qualified and successful dealers. Although our management believes that the quality of our products in the performance sport boat industry should permit us to maintain our relationships with our dealers and our market share position, there can be no assurance that we will be able to maintain or improve our relationships with our dealers or our market share position. In addition, independent dealers in the boating industry have experienced significant consolidation in recent years, which could result in the loss of one or more of our dealers in the future if the surviving entity in any such consolidation purchases similar products from a competitor. A substantial deterioration in the number of dealers or the quality of our network of dealers would have a material adverse effect on our business, financial condition, and results of operations.

The loss of one or a few dealers could have a material adverse effect on us.

A few dealers have in the past, and may in the future, account for a significant portion of our revenues in any one year or over a period of several consecutive years. For the three months ended June 30, 2025, three individual dealers represented over 10% of our total sales and combined represented 70% of total sales. The loss of business from a significant dealer could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our success depends, in part, upon the financial health of our dealers and their continued access to financing.

Because we sell nearly all of our products through dealers, their financial health is critical to our success. Our business, financial condition, and results of operations may be adversely affected if the financial health of the dealers that sell our products suffers. Their financial health may suffer for a variety of reasons, including a downturn in general economic conditions, rising interest rates, higher rents, increased labor costs and taxes, compliance with regulations, and personal financial issues.

In addition, our dealers require adequate liquidity to finance their operations, including purchases of our products. Dealers are subject to numerous risks and uncertainties that could unfavorably affect their liquidity positions, including, among other things, continued access to adequate financing sources on a timely basis on reasonable terms. These sources of financing are vital to our ability to sell products through our distribution network. Access to financing generally facilitates our dealers’ ability to purchase boats from us, and their financed purchases reduce our working capital requirements. If financing were not available to our dealers, our sales and our working capital levels would be adversely affected.

We may be required to repurchase inventory of certain dealers.

Many of our dealers have floor plan financing arrangements with third-party finance companies that enable the dealers to purchase our products. In connection with these agreements, we have an obligation to repurchase our products from a finance company under certain circumstances, and we may not have any control over the timing or amount of any repurchase obligation nor have access to capital on terms acceptable to us to satisfy any repurchase obligation. This obligation is triggered if a dealer defaults on its debt obligations to a finance company, the finance company repossesses the boat, and the boat is returned to us. Our obligation to repurchase a repossessed boat for the unpaid balance of our original invoice price for the boat is subject to reduction or limitation based on the age and condition of the boat at the time of repurchase, and in certain cases by an aggregate cap on repurchase obligations associated with a particular floor plan financing program. As disclosed in the notes accompanying the financial statements included in this Quarterly Report, on April 21, 2025, Northpoint Commercial Finance LLC (“Northpoint”) requested that we take possession of and repurchase certain inventory consisting of six boats in accordance with the Repurchase Agreement between us and Northpoint. To date, we have not been obligated to repurchase any other boats under our dealers’ floor plan financing arrangements, and we are not aware of any applicable laws regulating dealer relations which govern our relations with the dealers or would require us to repurchase any boats. However, there is no assurance that a dealer will not default on the terms of a credit line in the future. In addition, applicable laws regulating dealer relations may also require us to repurchase our products from our dealers under certain circumstances, and we may not have any control over the timing or amount of any repurchase obligation nor have access to capital on terms acceptable to us to satisfy any repurchase obligation. If we were obligated to repurchase a significant number of units under any repurchase agreement or under applicable dealer laws, our business, operating results and financial condition could be adversely affected.

We rely on third-party suppliers in the manufacturing of our boats.

We depend on third-party suppliers to provide components and raw materials essential to the construction of our boats. During the six months ended June 30, 2025, we purchased all engines for our boats under supplier agreements with three vendors. While we believe that our relationships with our current suppliers are sufficient to provide the materials necessary to meet present production demand, we cannot assure you that these relationships will continue or that the quantity or quality of materials available from these suppliers will be sufficient to meet our future needs, irrespective of whether we successfully implement our growth strategy. We expect that our need for raw materials and supplies will increase. Our suppliers must be prepared to ramp up operations and, in many cases, hire additional workers and/or expand capacity in order to fulfill the orders placed by us and other customers. Operational and financial difficulties that our suppliers may face in the future could adversely affect their ability to supply us with the parts and components we need, which could significantly disrupt our operations.

Termination or interruption of informal supply arrangements could have a material adverse effect on our business or results of operations.

Although we have long-term relationships with many of our suppliers, we do not have any formal agreements with any suppliers for the purchase of parts needed and our purchases are made on a purchase order basis. We have no binding commitment from our suppliers to supply any specified quantity of materials needed within any specified time period. In the event that our suppliers receive a large number of orders from other customers, there is a possibility that they will not be able to support our needs. If any of our current suppliers were to be unable to provide needed products to us, there can be no assurance that alternate supply arrangements will be made on satisfactory terms. If we need to enter into supply arrangements on unsatisfactory terms, or if there are any delays to our supply arrangements, it could adversely affect our business and operating results.

Significant product repair and/or replacement due to product warranty claims or product recalls could have a material adverse impact on our results of operations.

We provide a hull warranty for structural damage of up to 12 years for our boats. In addition, we provide a three-year limited fiberglass small parts warranty on all or some small fiberglass parts and components such as consoles. Gelcoat is covered up to one year. Additionally, fiberglass lids, plastic lids, electrical panels, bilge pumps, aerator pumps or other electrical devices (excluding stereos, depth finders, radar, chart plotters except for installation if installed by us.), steering systems, electrical panels, and pumps are covered under a one-year basic limited systems warranty. Some materials, components or parts of the boat that are not covered by our limited product warranties are separately warranted by their manufacturers or suppliers. These other warranties include warranties covering engines purchased from suppliers and other components.

Our standard warranties require us or our dealers to repair or replace defective products during such warranty periods at no cost to the consumer. Although we employ quality control procedures, sometimes a product is distributed that needs repair or replacement. The repair and replacement costs we could incur in connection with a recall could adversely affect its business. In addition, product recalls could harm our reputation and cause us to lose customers, particularly if recalls cause consumers to question the safety or reliability of its products.

The nature of our business exposes us to workers’ compensation claims and other workplace liabilities.

Certain materials we use require our employees to handle potentially hazardous or toxic substances. While our employees who handle these and other potentially hazardous or toxic materials receive specialized training and wear protective clothing, there is still a risk that they, or others, may be exposed to these substances. Exposure to these substances could result in significant injury to our employees and damage to our property or the property of others, including natural resource damage. Our personnel are also at risk for other workplace-related injuries, including slips and falls. We may in the future be subject to fines, penalties, and other liabilities in connection with any such injury or damage. Although we currently maintain what we believe to be suitable and adequate insurance in excess of our self-insured amounts, we may be unable to maintain such insurance on acceptable terms or such insurance may not provide adequate protection against potential liabilities.

If we are unable to comply with environmental and other regulatory requirements, our business may be exposed to material liability and/or fines.

Our operations are subject to extensive and frequently changing federal, state, local, and foreign laws and regulations, including those concerning product safety, environmental protection, and occupational health and safety. Some of these laws and regulations require us to obtain permits and limit our ability to discharge hazardous materials into the environment. If we fail to comply with these requirements, we may be subject to civil or criminal enforcement actions that could result in the assessment of fines and penalties, obligations to conduct remedial or corrective actions, or, in extreme circumstances, revocation of our permits or injunctions preventing some or all of our operations. In addition, the components of our boats must meet certain regulatory standards, including stringent air emission standards for boat engines. Failure to meet these standards could result in an inability to sell our boats in key markets, which would adversely affect our business. Moreover, compliance with these regulatory requirements could increase the cost of our products, which in turn, may reduce consumer demand.

While we believe that we are in material compliance with applicable federal, state, local, and foreign regulatory requirements, and hold all licenses and permits required thereunder, we cannot assure you that we will, at all times, be able to continue to comply with applicable regulatory requirements. Compliance with increasingly stringent regulatory and permit requirements may, in the future, cause us to incur substantial capital costs and increase our cost of operations, or may limit our operations, all of which could have a material adverse effect on our business or financial condition.

As with most boat construction businesses, our manufacturing processes involve the use, handling, storage, and contracting for recycling or disposal of hazardous substances and wastes. The failure to manage or dispose of such hazardous substances and wastes properly could expose us to material liability or fines, including liability for personal injury or property damage due to exposure to hazardous substances, damages to natural resources, or for the investigation and remediation of environmental conditions. Under environmental laws, we may be liable for remediation of contamination at sites where our hazardous waste have been disposed or at our current facility, regardless of whether our facility is owned or leased or whether the environmental conditions were created by us, a prior owner or tenant, or third-party. While we do not believe that we are presently subject to any such liabilities, we cannot assure you that environmental conditions relating to our prior, existing, or future sites or operations or those of predecessor companies will not have a material adverse effect on our business or financial condition.

Our industry is characterized by intense competition, which affects our sales and profits.

The performance sport boat category and the powerboat industry as a whole are highly competitive for consumers and dealers. We also compete against consumer demand for used boats. Competition affects our ability to succeed in both the markets we currently serve and new markets that we may enter in the future. Competition is based primarily on brand name, price, product selection, and product performance. We compete with several large manufacturers that may have greater financial, marketing, and other resources than we do and who are represented by dealers in the markets in which we now operate and into which we plan to expand. We also compete with a variety of small, independent manufacturers. We cannot assure you that we will not face greater competition from existing large or small manufacturers or that we will be able to compete successfully with new competitors. Our failure to compete effectively with our current and future competitors would adversely affect our business, financial condition, and results of operations. We also compete with other manufacturers for employees.

We face increasing competition for dealers and have little control over their activities.

We face intense competition from other performance sport boat manufacturers in attracting and retaining dealers and customers, affecting our ability to attract or retain relationships with qualified and successful dealers and consumers looking to purchase boats. Although our management believes that the quality of our products in the boat industry should permit us to maintain our relationships with our dealers and our market share position, there can be no assurance that we will be able to maintain or improve our relationships with our dealers or our market share position. In addition, independent dealers in the boating industry have experienced significant consolidation in recent years, which could result in the loss of one or more of our dealers in the future if the surviving entity in any such consolidation purchases similar products from a competitor. A substantial deterioration in the number of dealers or quality of our network of dealers would have a material adverse effect on our business, financial condition, and results of operations.

Our sales may be adversely impacted by increased consumer preference for other leisure activities or used boats or the supply of new boats by competitors in excess of demand.

Our boats are not necessities and in times of economic hardship, consumers may cease purchasing non-essential items. Demand for our boats may be adversely affected by competition from other activities that occupy consumers’ leisure time and by changes in consumer lifestyle, usage pattern or taste. Similarly, an overall decrease in consumer leisure time may reduce consumers’ willingness to purchase and enjoy our boats.

During the economic downturn that commenced in 2008, there was a shift in consumer demand toward purchasing more used boats, primarily because prices for used boats are typically lower than retail prices for new boats. If this were to occur again, it could have the effect of reducing demand among retail purchasers for our new boats. Also, while we have balanced production volumes for our boats to meet demand, our competitors could choose to reduce the price of their products, which could have the effect of reducing demand for our new boats. Reduced demand for new boats could lead to reduced sales by us, which could adversely affect our business, results of operations, and financial condition.

Our sales and profitability depend, in part, on the successful introduction of new products.

Market acceptance of our products depends on our technological innovation and our ability to implement technology in our boats. Our sales and profitability may be adversely affected by difficulties or delays in product development, such as an inability to develop viable or innovative new products. Our failure to introduce new technologies and product offerings that consumers desire could adversely affect our business, financial condition, and results of operations. If we fail to introduce new features or those we introduce fail to gain market acceptance, our bottom line may suffer.

In addition, some of our direct competitors and indirect competitors may have significantly more resources to develop and patent new technologies. It is possible that our competitors will develop and patent equivalent or superior technologies and other products that compete with ours. They may assert these patents against us and we may be required to license these patents on unfavorable terms or cease using the technology covered by these patents, either of which would harm our competitive position and may materially adversely affect our business.

We also cannot be certain that our products or features have not infringed or will not infringe the proprietary rights of others. Any such infringement could cause third parties, including our competitors, to bring claims against us, resulting in significant costs and potential damages.

Our success depends upon the continued strength of our brand, the value of our brand, and sales of our products could be diminished if we, the consumers who use our products, or the sports and activities in which our products are used are associated with negative publicity.

We believe that our brand is a significant contributor to the success of our business and that maintaining and enhancing our brand is important to expanding our consumer and dealer base. Failure to continue to protect our brand may adversely affect our business, financial condition, and results of operations. We expect that our ability to develop, maintain and strengthen the Twin Vee and Bahama Boat Works brands will also depend heavily on the success of our marketing efforts. To further promote our brands, we may be required to change our marketing practices, which could result in substantially increased advertising expenses, including the need to use traditional media such as television, radio and print. Many of our current and potential competitors have greater name recognition, broader customer relationships and substantially greater marketing resources than we do. If we do not develop and maintain strong brands, our business, prospects, financial condition and operating results will be materially and adversely impacted.

Negative publicity, including that resulting from severe injuries or death occurring in the sports and activities in which our products are used, could negatively affect our reputation and result in restrictions, recalls, or bans on the use of our products. If the popularity of the sports and activities for which we design, manufacture, and sell products were to decrease as a result of these risks or any negative publicity, sales of our products could decrease, which could have an adverse effect on our net sales, profitability, and operating results. In addition, if we become exposed to additional claims and litigation relating to the use of our products, our reputation may be adversely affected by such claims, whether or not successful, including by generating potential negative publicity about our products, which could adversely impact our business and financial condition.

We may not be able to execute our manufacturing strategy successfully, which could cause the profitability of our products to suffer.

Our manufacturing strategy is designed to improve product quality and increase productivity, while reducing costs and increasing flexibility to respond to ongoing changes in the marketplace. To implement this strategy, we must be successful in our continuous improvement efforts, which depend on the involvement of management, production employees, and suppliers. Any inability to achieve these objectives could adversely impact the profitability of our products and our ability to deliver desirable products to our consumers.

We will rely on complex machinery for our operations, and production involves a significant degree of risk and uncertainty in terms of operational performance, safety, security, and costs.

We expect to rely heavily on complex machinery for our operations and our production will involve a significant degree of uncertainty and risk in terms of operational performance, safety, security, and costs. Our manufacturing plant consists of large-scale machinery combining many components. The manufacturing plant components are likely to suffer unexpected malfunctions from time to time and will depend on repairs and spare parts to resume operations, which may not be available when needed. Unexpected malfunctions of the manufacturing plant components may significantly affect operational efficiency. Operational performance and costs can be difficult to predict and are often influenced by factors outside of our control, such as, but not limited to, scarcity of natural resources, environmental hazards and remediation, costs associated with decommissioning of machines, labor disputes and strikes, difficulty or delays in obtaining governmental permits, damages or defects in electronic systems, industrial accidents, pandemics, fire, seismic activity, and natural disasters. Should operational risks materialize, it may result in the personal injury to or death of workers, the loss of production equipment, damage to manufacturing facilities, products, supplies, tools and materials, monetary losses, delays and unanticipated fluctuations in production, environmental damage, administrative fines, increased insurance costs, and potential legal liabilities, all which could have a material adverse effect on our business, prospects, financial condition, results of operations, and cash flows. Although we generally carry insurance to cover such operational risks, we cannot be certain that our insurance coverage will be sufficient to cover potential costs and liabilities arising therefrom. A loss that is uninsured or exceeds policy limits may require us to pay substantial amounts, which could adversely affect our business, prospects, financial condition, results of operations, and cash flows.

We may need to raise additional capital that may be required to grow our business, and we may not be able to raise capital on terms acceptable to us or at all.

Operating our business and maintaining our growth efforts will require significant cash outlays and advance capital expenditures and commitments. If cash on hand and cash generated from operations are not sufficient to meet our cash requirements, we will need to seek additional capital, potentially through debt or equity financings, to fund our growth. We cannot assure you that we will be able to raise needed cash on terms acceptable to us or at all. Financings may be on terms that are dilutive or potentially dilutive to our stockholders, and the prices at which new investors would be willing to purchase our securities may be lower than the price per share of our common stock in our initial public offering. The holders of new securities may also have rights, preferences or privileges which are senior to those of existing holders of common stock. If new sources of financing are required, but are insufficient or unavailable, we will be required to modify our growth and operating plans based on available funding, if any, which would harm our ability to grow our business.

If we fail to manage future growth effectively, we may not be able to market or sell our products successfully.

Any failure to manage our growth effectively could materially and adversely affect our business, prospects, operating results and financial condition. We are expanding our operations. Our future operating results depend to a large extent on our ability to manage this expansion and growth successfully. Risks that we face in undertaking this expansion include:

●	training new personnel;

●	forecasting production and revenue;

●	expanding our marketing efforts, including the marketing of a new powertrain that we intend to develop;

●	controlling expenses and investments in anticipation of expanded operations;

●	establishing or expanding design, manufacturing, sales and service facilities;

●	implementing and enhancing administrative infrastructure, systems and processes; and

●	addressing new markets.

We intend to continue to hire a number of additional personnel, including design and manufacturing personnel and service technicians. Competition for individuals with experience designing, manufacturing and servicing boats is intense, and we may not be able to attract, assimilate, train or retain additional highly qualified personnel in the future. The failure to attract, integrate, train, motivate and retain these additional employees could seriously harm our business and prospects.

We depend upon our executive officers and we may not be able to retain them and their knowledge of our business and technical expertise would be difficult to replace.

Our future success will depend in significant part upon the continued service of our Chief Executive Officer and other executive officers. We cannot assure you that we will be able to continue to attract or retain such persons. We do not have an insurance policy on the life of our chief executive officer, and we do not have “key person” life insurance policies for any of our other officers or advisors. The loss of the technical knowledge and management and industry expertise of any of our key personnel could result in delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect our operating results.

Certain of our shareholders have sufficient voting power to make corporate governance decisions that could have a significant influence on us and the other stockholders.

Our Chief Executive Officer owns 10. 9% of our outstanding common stock. As a result, our Chief Executive Officer does and will have significant influence over our management and affairs and over matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. In addition, this concentration of ownership may delay or prevent a change in our control and might affect the market price of our common stock, even when a change in control may be in the best interest of all stockholders. Furthermore, the interests of this concentration of ownership may not always coincide with our interests or the interests of other stockholders. Accordingly, our Chief Executive Officer could cause us to enter into transactions or agreements that we would not otherwise consider.

We may attempt to grow our business through acquisitions or strategic alliances and new partnerships, which we may not be successful in completing or integrating.

We may in the future enter into acquisitions and strategic alliances that will enable us to acquire complementary skills and capabilities, offer new products, expand our consumer base, enter new product categories or geographic markets, and obtain other competitive advantages. We cannot assure you, however, that we will identify acquisition candidates or strategic partners that are suitable to our business, obtain financing on satisfactory terms, complete acquisitions or strategic alliances, or successfully integrate acquired operations into our existing operations. Once integrated, acquired operations may not achieve anticipated levels of sales or profitability, or otherwise perform as expected. Acquisitions also involve special risks, including risks associated with unanticipated challenges, liabilities and contingencies, and diversion of management attention and resources from our existing operations. Similarly, our partnership with leading franchises from other industries to market our products or with third-party technology providers to introduce new technology to the market may not achieve anticipated levels of consumer enthusiasm and acceptance, or achieve anticipated levels of sales or profitability, or otherwise perform as expected.

We rely on network and information systems and other technologies for our business activities and certain events, such as computer hackings, viruses or other destructive or disruptive software or activities may disrupt our operations, which could have a material adverse effect on our business, financial condition and results of operations.

Network and information systems and other technologies are important to our business activities and operations. Our new web-based platform Pro Direct will be dependent upon our networks and information systems. Network and information systems-related events, such as computer hackings, cyber threats, security breaches, viruses, or other destructive or disruptive software, process breakdowns or malicious or other activities could result in a disruption of our services and operations or improper disclosure of personal data or confidential information, which could damage our reputation and require us to expend resources to remedy any such breaches. Moreover, the amount and scope of insurance we maintain against losses resulting from any such events or security breaches may not be sufficient to cover our losses or otherwise adequately compensate us for any disruptions to our businesses that may result, and the occurrence of any such events or security breaches could have a material adverse effect on our business and results of operations. The risk of these systems-related events and security breaches occurring has intensified, in part because we maintain certain information necessary to conduct our businesses in digital form stored on cloud servers. While we develop and maintain systems seeking to prevent systems-related events and security breaches from occurring, the development and maintenance of these systems is costly and requires ongoing monitoring and updating as technologies change and efforts to overcome security measures become more sophisticated. Despite these efforts, there can be no assurance that disruptions and security breaches will not occur in the future. To the extent we are able to grow our sales through our Pro Direct platform and become dependent on such sales, we could experience loss of revenue in the event that a security breach or a technological malfunction disrupts the ability of customers to access and use the platform. Moreover, we may provide certain confidential, proprietary and personal information to third parties in connection with our businesses, and while we obtain assurances that these third parties will protect this information, there is a risk that this information may be compromised.

Maintaining the secrecy of confidential, proprietary, or trade secret information is important to our competitive business position. While we have taken steps to protect such information and invested in information technology, there can be no assurance that our efforts will prevent service interruptions or security breaches in our systems or the unauthorized or inadvertent wrongful use or disclosure of confidential information that could adversely affect our business operations or result in the loss, dissemination, or misuse of critical or sensitive information. A cyber-attack or other significant disruption involving our information technology systems, or those of our vendors, suppliers and other partners, could also result in disruptions in critical systems, corruption or loss of data and theft of data, funds or intellectual property. A breach of our security measures or the accidental loss, inadvertent disclosure, unapproved dissemination, misappropriation or misuse of trade secrets, proprietary information, or other confidential information, whether as a result of theft, hacking, fraud, trickery or other forms of deception, or for any other reason, could enable others to produce competing products, use our proprietary technology or information, or adversely affect our business or financial condition. We may be unable to prevent outages or security breaches in our systems. We remain potentially vulnerable to additional known or yet unknown threats as, in some instances, we, our suppliers and our other partners may be unaware of an incident or its magnitude and effects. We also face the risk that we expose our vendors or partners to cybersecurity attacks. Any or all of the foregoing could adversely affect our results of operations and our business reputation.

Likewise, data privacy breaches by employees or others with permitted access to our systems may pose a risk that sensitive data may be exposed to unauthorized persons or to the public. While we have invested in the protection of data and information technology, there can be no assurance that our efforts will prevent breakdowns or breaches in our systems that could adversely affect our business. The occurrence of any such network or information systems-related events or security breaches could have a material adverse effect on our business, financial condition and results of operations.

Our business and operations would suffer in the event of computer system failures.

Despite the implementation of security measures, our internal computer systems, and those of third parties on which we rely, are vulnerable to damage from computer viruses, malware, natural disasters, terrorism, war, telecommunication and electrical failures, cyber-attacks or cyber-intrusions over the internet, attachments to emails, persons inside our organization, or persons with access to systems inside our organization. The risk of a security breach or disruption, particularly through cyber-attacks or cyber-intrusions, including by computer hackers, foreign governments, and cyber-terrorists, has generally increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased. If such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our current or future product development programs. For example, the loss of any customer data could impact our ability to retain customers or attract new customers. To the extent that any disruption or security breach was to result in a loss of or damage to our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur material legal claims and liability, damage to our reputation, and the further development of our product candidates could be delayed.

We are increasingly dependent on information technology, and our systems and infrastructure face certain risks, including cybersecurity and data leakage risks.

Significant disruptions to our information technology systems or breaches of information security could adversely affect our business. In the ordinary course of business, we collect, store and transmit confidential information, and it is critical that we do so in a secure manner to maintain the confidentiality and integrity of such confidential information. The size and complexity of our information technology systems, and those of our third-party vendors with whom we contract, make such systems potentially vulnerable to service interruptions and security breaches from inadvertent or intentional actions by our employees, partners or vendors, from attacks by malicious third parties, or from intentional or accidental physical damage to our systems infrastructure maintained by us or by third parties. Maintaining the secrecy of this confidential, proprietary, or trade secret information is important to our competitive business position. While we have taken steps to protect such information and invested in information technology, there can be no assurance that our efforts will prevent service interruptions or security breaches in our systems or the unauthorized or inadvertent wrongful use or disclosure of confidential information that could adversely affect our business operations or result in the loss, dissemination, or misuse of critical or sensitive information. A breach of our security measures or the accidental loss, inadvertent disclosure, unapproved dissemination, misappropriation or misuse of trade secrets, proprietary information, or other confidential information, whether as a result of theft, hacking, fraud, trickery or other forms of deception, or for any other reason, could enable others to produce competing products, use our proprietary technology or information, or adversely affect our business or financial condition. Further, any such interruption, security breach, loss or disclosure of confidential information, could result in financial, legal, business, and reputational harm to us and could have a material adverse effect on our business, financial position, results of operations or cash flow.

Uninsured losses could result in payment of substantial damages, which would decrease our cash reserves and could harm our cash flow and financial condition.

In the ordinary course of business, we may be subject to losses resulting from product liability, accidents, acts of God and other claims against us, for which we may have no insurance coverage. While we currently carry commercial general liability, commercial boat liability, excess liability, product liability, cybersecurity, crime, special crime, drone, cargo stock throughput, builder’s risk, owner controlled insurance program, property, owners protective, workers’ compensation, employment practices, employed lawyers, production, fiduciary liability and directors’ and officers’ insurance policies, we may not maintain as much insurance coverage as other original equipment manufacturers do, and in some cases, we may not maintain any at all. Additionally, the policies that we have may include significant deductibles, and we cannot be certain that our insurance coverage will be sufficient to cover all or any future claims against us. A loss that is uninsured or exceeds policy limits may require us to pay substantial amounts, which could adversely affect our financial condition and results of operations. Further, insurance coverage may not continue to be available to us or, if available, may be at a significantly higher cost, especially if insurance providers perceive any increase in our risk profile in the future.

We are currently, and may in the future be, subject to substantial litigation, regulatory actions, government investigations, proceedings and similar actions that could cause us to incur significant legal expenses and which could have a material adverse effect on our business, operating results or financial condition.

We are currently, and may in the future be, subject to substantial litigation, regulatory actions, government investigations, proceedings and similar actions including matters related to commercial disputes, intellectual property, employment, securities laws, disclosures, whistleblower, environmental, tax, accounting, class action, and product liability, as well as trade, regulatory and other claims related to our business and our industry. Such matters can be time-consuming, divert management’s attention and resources, cause us to incur significant expenses or liability or require us to change our business practices. Because of the potential risks, expenses and uncertainties of litigation, we may, from time to time, settle disputes, even where we believe that we have meritorious claims or defenses. Because litigation is inherently unpredictable, we cannot assure you that the results of any of these actions will not have a material adverse effect on our business, operating results or financial condition.

On March 10, 2025, shareholders Nabeel Youseph and Marisa Hardyal-Youseph (“Plaintiffs”), who are former holders of common stock of Forza X1, Inc. (“Forza”), commenced an action in the Court of Chancery in the State of Delaware, captioned Youseph, et al. v. Visconti, et al., Case No. 2025-0262, by filing a putative class action complaint (the “Complaint”) against Defendants Joseph Visconti, Kevin Schuyler, Neil Ross, Twin Vee PowerCats Co. and Twin Vee PowerCats, Inc. (collectively, “Defendants”), related to Forza’s merger with Twin Vee seeking an unspecified award of damages, plus interest, costs, and attorneys’ fees. Plaintiffs’ Complaint asserts claims (1) against Defendants for breach of fiduciary duty in their capacities as controlling shareholders of Forza, (2) against Messrs. Visconti, Schuyler, and Ross for breach of fiduciary duty in their capacities as directors of Forza, and (3) against Mr. Visconti for breach of fiduciary duty in his capacity as an officer of Forza. Defendants deny the allegations and intend to vigorously defend against the claims. At this time, as the matter is in its early stages, we are unable to estimate or project the ultimate outcome of this matter.

These securities class actions, shareholder derivative actions and other current or future litigation matters may be time-consuming, divert management’s attention and resources, cause us to incur significant defense and settlement costs or liability. We intend to vigorously defend against all such claims. Because of the potential risks, expenses and uncertainties of litigation, as well as claims for indemnity from various of the parties concerned, we may from time to time, settle disputes, even where we believe that we have meritorious claims or defenses. While a certain amount of insurance coverage is available for expenses or losses associated with current or future lawsuits, this coverage may not be sufficient. Determining reserves for any litigation is a complex, fact-intensive process that is subject to judgment calls. It is possible that a resolution of one or more such proceedings could require us to make substantial payments to satisfy judgments, fines or penalties or to settle claims or proceedings, any of which could harm our business. Based on information currently available, we are unable to estimate reasonably a possible loss or range of possible losses, if any, with regard to the current securities class action; therefore, no litigation reserve has been recorded in our consolidated balance sheet. Although we plan to defend against the securities class actions, shareholder derivative actions and other lawsuits vigorously, we cannot assure that the results of these actions, either individually or in the aggregate, will not have a material adverse effect on our business, operating results or financial condition.

Intellectual Property Risks

We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.

We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position. We do not have any patent protection for our gas-powered motor products. Our gas powered boats. The only patent protection we have is for our electric products which we are no longer developing. We rely on a combination of trade secret (including those in our know-how), and other intellectual property laws, as well as employee and third-party nondisclosure agreements, intellectual property licenses, and other contractual rights to establish and protect rights in our technology and intellectual property. Our trademark applications may not be granted, any trademark registrations that may be issued to us may not sufficiently protect our intellectual property and any of our issued patents, trademark registrations or other intellectual property rights may be challenged by third parties. Any of these scenarios may result in limitations in the scope of our intellectual property or restrictions on our use of our intellectual property or may adversely affect the conduct of our business. Despite our efforts to protect our intellectual property rights, third parties may attempt to copy or otherwise obtain and use our intellectual property or seek court declarations that they do not infringe upon our intellectual property rights. Monitoring unauthorized use of our intellectual property is difficult and costly, and the steps we have taken or will take to prevent misappropriation may not be successful. From time to time, we may have to resort to litigation to enforce our intellectual property rights, which could result in substantial costs and diversion of our resources.

We may in the future become, subject to claims that we or our employees have wrongfully used or disclosed alleged trade secrets of our employees’ former employers.

Many of our employees were previously employed by other companies with similar or related technology, products or services. We are, and may in the future become, subject to claims that we, they or these employees have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of former employers. Litigation may be necessary to defend against these claims. If we fail to defend such claims, we or they may be forced to pay monetary damages or be enjoined from using certain technology, products, services or knowledge. Even if we or they are successful in defending against these claims, litigation could result in substantial costs and demand on management resources.

Our use of open-source software in our applications could subject our proprietary software to general release, adversely affect our ability to sell our services and subject us to possible litigation, claims or proceedings.

We plan to use open-source software in connection with the development and deployment of our products and services. Companies that use open-source software in connection with their products have, from time to time, faced claims challenging the use of open-source software and/or compliance with open-source license terms. As a result, we could be subject to suits by parties claiming ownership of what are believed to be open-source software or claiming noncompliance with open- source licensing terms. Some open-source software licenses may require users who distribute proprietary software containing or linked to open- source software to publicly disclose all or part of the source code to such proprietary software and/or make available any derivative works of the open-source code under the same open- source license, which could include proprietary source code. In such cases, the open- source software license may also restrict us from charging fees to licensees for their use of our software. While we will monitor the use of open-source software and try to ensure that open-source software is not used in a manner that would subject our proprietary source code to these requirements and restrictions, such use could inadvertently occur, in part because open-source license terms are often ambiguous and have generally not been interpreted by U.S. or foreign courts.

Further, in addition to risks related to license requirements, use of certain open-source software carries greater technical and legal risks than does the use of third-party commercial software. For example, open-source software is generally provided as-is without any support or warranties or other contractual protections regarding infringement or the quality of the code, including the existence of security vulnerabilities. To the extent that our platform depends upon the successful operation of open-source software, any undetected errors or defects in open-source software that we use could prevent the deployment or impair the functionality of our systems and injure our reputation. In addition, the public availability of such software may make it easier for attackers to target and compromise our platform through cyber-attacks. Any of the foregoing risks could materially and adversely affect our business, prospects, financial condition, results of operations, and cash flows.

A significant portion of our intellectual property is not protected through patents or formal copyright registration. As a result, we do not have the full benefit of patent or copyright laws to prevent others from replicating our products, product candidates and brands.

We have not protected our intellectual property rights with respect to our boats through patents or formal copyright registration, and we do not currently have any patent applications pending. There can be no assurance that any patent will issue or if issued that the patent will protect our intellectual property. As a result, we may not be able to protect our intellectual property and trade secrets or prevent others from independently developing substantially equivalent proprietary information and techniques or from otherwise gaining access to our intellectual property or trade secrets. In such an instance, our competitors could produce products that are nearly identical to ours resulting in us selling less products or generating less revenue from our sales.

Confidentiality agreements with employees and others may not adequately prevent disclosure of trade secrets and other proprietary information.

We rely on trade secrets, know-how and technology, which are not protected by patents, to protect the intellectual property behind our boats. We utilize confidentiality agreements with our collaborators, employees, consultants, outside collaborators and other advisors to protect its proprietary technology and processes. We intend to use such agreements in the future, but these agreements may not effectively prevent disclosure of confidential information and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. In addition, others may independently discover trade secrets and proprietary information, and in such cases, we could not assert any trade-secret rights against such party. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection could adversely affect our competitive business position.

We may need to defend ourselves against patent, copyright or trademark infringement claims, which may be time-consuming and would cause us to incur substantial costs.

The status of the protection of our intellectual property is unsettled as we do not have any issued patents, registered trademarks or registered copyrights for most of our intellectual property and other than three design, five utility and two full non-provisional patent applications, we have not applied for the same. Companies, organizations or individuals, including our competitors, may hold or obtain patents, trademarks or other proprietary rights that would prevent, limit or interfere with our ability to make, use, develop, sell or market our powerboats and electric powertrains or use third-party components, which could make it more difficult for us to operate. From time to time, we may receive communications from third parties that allege our products or components thereof are covered by their patents or trademarks or other intellectual property rights. Companies holding patents or other intellectual property rights may bring suits alleging infringement of such rights or otherwise assert their rights. If we are determined to have infringed upon a third party’s intellectual property rights, we may be required to do one or more of the following:

●	cease making, using, selling or offering to sell processes, goods or services that incorporate or use the third-party intellectual property;

●	pay substantial damages;

●	seek a license from the holder of the infringed intellectual property right, which license may not be available on reasonable terms or at all;

●	redesign our boats or other goods or services to avoid infringing the third-party intellectual property;

●	establish and maintain alternative branding for our products and services; or

●	find-third providers of any part or service that is the subject of the intellectual property claim.

In the event of a successful claim of infringement against us and our failure or inability to obtain a license to the infringed technology or other intellectual property rights, our business, prospects, operating results and financial condition could be materially adversely affected. In addition, any litigation or claims, whether or not valid, could result in substantial costs, negative publicity and diversion of resources and management attention.

Risks Related to our Industry

Demand in the powerboat industry is highly volatile.

Volatility of demand in the powerboat industry, especially for recreational powerboats and electric powerboats, may materially and adversely affect our business, prospects, operating results and financial condition. The markets in which we will be competing have been subject to considerable volatility in demand in recent periods. Demand for recreational powerboat and electric powerboat sales depends largely on general, economic and social conditions in a given market. Historically, sales of recreational powerboats decrease during economic downturns. We have fewer financial resources than more established powerboat manufacturers to withstand adverse changes in the market and disruptions in demand.

General economic conditions, particularly in the U.S., affect our industry, demand for our products and our business, and results of operations.

Demand for premium boat brands has been significantly influenced by weak economic conditions, low consumer confidence, high unemployment, and increased market volatility worldwide, especially in the U.S. In times of economic uncertainty and contraction, consumers tend to have less discretionary income and tend to defer or avoid expenditures for discretionary items, such as our products. Sales of our products are highly sensitive to personal discretionary spending levels. Our business is cyclical in nature and its success is impacted by economic conditions, the overall level of consumer confidence and discretionary income levels. Any substantial deterioration in general economic conditions that diminishes consumer confidence or discretionary income may reduce our sales and materially adversely affect our business, financial condition and results of operations. We cannot predict the duration or strength of an economic recovery, either in the U.S. or in the specific markets where we sell our products. Corporate restructurings, layoffs, declines in the value of investments and residential real estate, higher gas prices, higher interest rates, and increases in federal and state taxation may each materially adversely affect our business, financial condition, and results of operations.

Consumers often finance purchases of our products. Although consumer credit markets have improved, consumer credit market conditions continue to influence demand, especially for boats, and may continue to do so. There continue to be fewer lenders, tighter underwriting and loan approval criteria, and greater down payment requirements than in the past. If credit conditions worsen and adversely affect the ability of consumers to finance potential purchases at acceptable terms and interest rates, it could result in a decrease in the sales of our products.

Global economic conditions could materially adversely impact demand for our products and services.

Our operations and performance depend significantly on economic conditions, including the introduction of new tariffs. Global financial conditions continue to be subject to volatility arising from international geopolitical developments and global economic phenomenon, as well as general financial market turbulence, including a significant market reaction to the novel coronavirus (COVID-19), resulting in a significant reduction in many major market indices. Uncertainty about global economic conditions could result in material adverse effects on our business, results of operations or financial condition. Access to public financing and credit can be negatively affected by the effect of these events on U.S. and global credit markets. The health of the global financing and credit markets may affect our ability to obtain equity or debt financing in the future and the terms at which financing, or credit is available to us. These instances of volatility and market turmoil could adversely affect our operations and the trading price of our common shares resulting in:

●	customers postponing purchases of our products and services in response to tighter credit, unemployment, negative financial news and/or declines in income or asset values and other macroeconomic factors, which could have a material negative effect on demand for our products and services; and

●	third-party suppliers being unable to produce parts and components for our products in the same quantity or on the same timeline or being unable to deliver such parts and components as quickly as before or subject to price fluctuations, which could have a material adverse effect on our production or the cost of such production.

Risks Related to Ownership of our Common Stock

Any failure to meet the continued listing requirements of The Nasdaq Capital Market could result in a de-listing of our common stock.

The shares of our common stock are listed for trading on The Nasdaq Capital Market under the symbol “VEEE.” If we fail to satisfy the continued listing requirements of The Nasdaq Capital Market, such as the corporate governance requirements, the stockholder’s equity requirement, or the minimum closing bid price requirement, The Nasdaq Capital Market may take steps to de-list our common stock. Such a de-listing or even notification of failure to comply with such requirements would likely have a negative effect on the price of our common stock and would impair your ability to sell or purchase our common stock when you wish to do so. In the event of a de-listing, we would take actions to restore our compliance with The Nasdaq Capital Market’s listing requirements, but we can provide no assurance that any such action taken by us would allow our common stock to become listed again, stabilize the market price, improve the liquidity of our common stock, prevent our common stock from once again dropping below The Nasdaq Capital Market minimum bid price requirement, or prevent future non-compliance with The Nasdaq Capital Market’s listing requirements.

On May 10, 2024, we received written notice from Nasdaq’s Listing Qualifications Department notifying us that for the preceding 30 consecutive business days (March 28, 2024 through May 9, 2024), our common stock did not maintain a minimum closing bid price of $1.00 per share as required by Nasdaq Listing Rule 5550(a)(2), or the Minimum Bid Price Requirement. We were provided 180 calendar days, or until November 6, 2024, to regain compliance, which deadline was subsequently extended to May 5, 2025. On April 4, 2025, we filed the Amendment to our Certificate of Incorporation with the Secretary of State of the State of Delaware to effect the Reverse Stock Split at a ratio of 1-for-10, effective as of 11:59 p.m. Eastern Time, on April 7, 2025, and our common stock began trading on a split-adjusted basis on April 8, 2025. On April 28, 2025, we received a letter from Nasdaq stating that Nasdaq had determined that we now comply with the Minimum Bid Price Requirement. However we cannot assure you that we will be able to maintain compliance with the Minimum Bid Price Requirement in the future.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities.” Because our common stock is listed on The Nasdaq Capital Market, it is a covered security. Although the states are preempted from regulating the sale of covered securities, the federal statute does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case. Further, if we were to be delisted from The Nasdaq Capital Market, our common stock would cease to be recognized as a covered security and we would be subject to regulation in each state in which we offer our securities.

There can be no assurance that our increased stock price following the Reverse Stock Split will remain at a price that will be sufficient in order to meet any continued requirements and policies of Nasdaq or that our common stock will remain listed on Nasdaq.

At our 2024 Annual Meeting of Stockholders, our stockholders approved an amendment to our Certificate of Incorporation to effect, at the discretion of the Twin Vee board of directors, a reverse stock split at a ratio within a range of 1-for-2 to 1-for-20, with the ratio within such range to be determined at the discretion of our board of directors and included in a public announcement. On April 4, 2025, we filed the Amendment to our Certificate of Incorporation with the Secretary of State of the State of Delaware to effect the Reverse Stock Split at a ratio of 1-for-10, effective as of 11:59 p.m. Eastern Time, on April 7, 2025, and our common stock began trading on a reverse split-adjusted basis on April 8, 2025.

While Nasdaq rules do not impose a specific limit on the number of times a listed company may effect a reverse stock split to maintain or regain compliance with the Minimum Bid Price Requirement, Nasdaq has stated that a series of reverse stock splits may undermine investor confidence in securities listed on Nasdaq. Accordingly, if we fail to maintain compliance with the Minimum Bid Price Requirement, Nasdaq may determine that it is not in the public interest to maintain the listing of our common stock, even if we should effect another reverse stock split for the purpose of regaining compliance with the Minimum Bid Price Requirement.

In addition, Nasdaq Listing Rule 5810(c)(3)(A)(iv) states that if a listed company that fails to meet the Minimum Bid Price Requirement after effecting one or more reverse stock splits over the prior two-year period with a cumulative ratio of 250 shares or more to one, then we are not eligible for a Compliance Period.

Accordingly, we may fail to maintain compliance with the Minimum Bid Price requirement or the other Nasdaq listing requirements. Any non-compliance may be costly, divert our management’s time and attention, and could have a material adverse effect on our business, reputation, financing, and results of operation A delisting could substantially decrease trading in our common stock, adversely affect the market liquidity of the common stock as a result of the loss of market efficiencies associated with Nasdaq and the loss of federal preemption of state securities laws, materially adversely affect our ability to obtain financing on acceptable terms, if at all, and may result in the potential loss of confidence by investors, suppliers, customers and employees and fewer business development opportunities. Additionally, the market price of our common stock may decline further, and stockholders may lose some or all of their investment.

Terms of subsequent financings may adversely impact your investment.

We may have to engage in common equity, debt, or preferred stock financing in the future. Your rights and the value of your investment in our securities could be reduced. Interest on debt securities could increase costs and negatively impacts operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common shares. In addition, if we need to raise more equity capital from the sale of common shares, institutional or other investors may negotiate terms at least as, and possibly more, favorable than the terms of your investment. Common shares which we sell could be sold into any market which develops, which could adversely affect the market price.

If securities analysts do not publish research or reports about our company, or if they issue unfavorable commentary about us or our industry or downgrade our common stock, the price of our common stock could decline.

The trading market for our common stock will depend in part on the research and reports that third-party securities analysts publish about our company and our industry. We may be unable or slow to attract research coverage and if one or more analysts cease coverage of our company, we could lose visibility in the market. In addition, one or more of these analysts could downgrade our common stock or issue other negative commentary about our company or our industry. As a result of one or more of these factors, the trading price of our common stock could decline.

The obligations associated with being a public company will require significant resources and management attention, which may divert from our business operations.

As a result of our initial public offering, we are subject to the reporting requirements of the Exchange Act and the Sarbanes-Oxley Act. The Exchange Act requires that we file annual, quarterly, and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act requires, among other things, that we establish and maintain effective internal controls and procedures for financial reporting. As a result, we have and will continue to incur significant legal, accounting, and other expenses that we did not previously incur.

There is substantial doubt about our ability to continue as a going concern.

For the year ended December 31, 2024, we incurred a loss from operations of $14,551,769 and a net loss of $14,009,906. For the six months ended June 30, 2025, we incurred a loss from operations of $3,354,900 and a net loss of $3,264,311. As of June 30, 2025 and December 31, 2024 we had accumulated deficits of $28,657,266 and $25,392,955, respectively. Our unaudited financial statement for the three and six months ended June 30, 2025 and our audited financial statements for the fiscal year ended December 31, 2024 were prepared under the assumption that we will continue as a going concern; however, we have incurred significant losses from operations to date and we expect our expenses to increase in connection with our ongoing activities. These factors raise substantial doubt about our ability to continue as a going concern for one year after the financial statements included in this prospectus are issued.

Despite our ongoing efforts to mitigate these conditions, there can be no assurance that our expenses will not continue to increase in future periods or that the cash generated from operations in future periods will be sufficient to satisfy our operating needs. Although we have classified $4,334,523 of building and land in Marion, North Carolina as an asset held for sale, the proceeds of which could help our liquidity, there can be no assurance that we will be able to sell the land and building in the next twelve months or, if we do engage in such a sale, that the proceeds will be as expected. If we need to raise additional capital to fund our continued operations, there can be no assurance that funding will be available on acceptable terms on a timely basis, or at all. The various ways that we could raise capital carry potential risks. Any additional sources of financing will likely involve the issuance of our equity securities, which will have a dilutive effect on our stockholders. Any debt financing, if available, may involve restrictive covenants that may impact our ability to conduct our business. If we do not succeed in raising additional funds on acceptable terms or at all, we may be unable to fill new orders and develop new products. As such, we cannot conclude that such plans will be effectively implemented within one year after the date that the financial statements included in this Quarterly Report are filed with the SEC, and there is uncertainty regarding our ability to maintain liquidity sufficient to operate our business effectively, which raises substantial doubt about our ability to continue as a going concern. If we are unable to generate sufficient revenue from operations and/or raise capital when needed or on attractive terms, we be forced to delay, reduce or eliminate efforts to expand our dealer network or develop new models and may be forced to cease operations or liquidate assets.

We have identified weaknesses in our internal controls, and we cannot provide assurances that these weaknesses will be effectively remediated or that additional material weaknesses will not occur in the future.

As a public company, we are subject to the reporting requirements of the Exchange Act, and the Sarbanes-Oxley Act. The requirements of these rules and regulations continue to increase our legal, accounting and financial compliance costs, make some activities more difficult, time consuming and costly, and place significant strain on our personnel, systems and resources.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures, and internal control over financial reporting.

As of June 30, 2025, we do not yet have effective disclosure controls and procedures, or internal controls over all aspects of our financial reporting. We are continuing to develop and refine our disclosure controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we will file with the SEC is recorded, processed, summarized and reported within the time periods specified in SEC rules and in accordance with GAAP. Our management is responsible for establishing and maintaining adequate internal control over our financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. We will be required to expend time and resources to further improve our internal controls over financial reporting, including by expanding our staff. However, we cannot assure you that our internal control over financial reporting, as modified, will enable us to identify or avoid material weaknesses in the future.

We will be required to expend time and resources to further improve our internal controls over financial reporting, including by expanding our staff. However, we cannot assure you that our internal control over financial reporting, as modified, will enable us to identify or avoid material weaknesses in the future.

Management has developed and is executing a remediation plan to address the previously disclosed material weaknesses, due to inadequate staffing levels. We have retained a full-time financial analyst and a controller. We have also selected and implemented a robust operating system and we are utilizing the assistance of outside advisors where appropriate. We cannot assure you that management will be successful in locating and retaining appropriate candidates; that newly engaged staff or outside consultants will be successful in remedying material weaknesses thus far identified or identifying material weaknesses in the future; or that appropriate candidates will be located and retained prior to these deficiencies resulting in material and adverse effects on our business.

Our current controls and any new controls that we develop may become inadequate because of changes in conditions in our business, including increased complexity resulting from our international expansion. Further, weaknesses in our disclosure controls or our internal control over financial reporting may be discovered in the future. Any failure to develop or maintain effective controls, or any difficulties encountered in their implementation or improvement, could harm our operating results or cause us to fail to meet our reporting obligations and may result in a restatement of our financial statements for prior periods. Any failure to implement and maintain effective internal control over financial reporting could also adversely affect the results of management reports and independent registered public accounting firm audits of our internal control over financial reporting that we will eventually be required to include in our periodic reports that will be filed with the SEC. Ineffective disclosure controls and procedures, and internal control over financial reporting could also cause investors to lose confidence in our reported financial and other information, which would likely have a negative effect on the market price of our common stock.

Our independent registered public accounting firm is not required to audit the effectiveness of our internal control over financial reporting until after we are no longer an “emerging growth company” as defined in the JOBS Act. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our internal control over financial reporting is documented, designed or operating. Any failure to maintain effective disclosure controls and internal control over financial reporting could have a material and adverse effect on our business and operating results and cause a decline in the market price of our common stock.

Our failure to achieve and maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act as a public company could have a material adverse effect on our business and share price.

Section 404(a) of the Sarbanes-Oxley Act requires annual management assessments of the effectiveness of our internal control over financial reporting and our management is required to report on the effectiveness of our internal control over financial reporting for such year. Additionally, once we are no longer an emerging growth company, as defined by the JOBS Act, our independent registered public accounting firm will be required pursuant to Section 404(b) of the Sarbanes-Oxley Act to attest to the effectiveness of our internal control over financial reporting on an annual basis. The rules governing the standards that must be met for our management to assess our internal control over financial reporting are complex and require significant documentation, testing, and possible remediation.

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles. We are in the process of reviewing, documenting, and testing our internal control over financial reporting, but we are not currently in compliance with, and we cannot be certain when we will be able to implement, the requirements of Section 404(a). We may encounter problems or delays in implementing any changes necessary to make a favorable assessment of our internal control over financial reporting. In addition, we may encounter problems or delays in completing the implementation of any public accounting firm after we cease to be an emerging growth company. If we cannot favorably assess the effectiveness of our internal control over financial reporting, or if our independent registered public accounting firm is unable to provide an unqualified attestation report on our internal controls after we cease to be an emerging growth company, investors could lose confidence in our financial information and the price of our common stock could decline.

Additionally, the existence of material weaknesses has required management to devote significant time and incur significant expense to remediate any such material weaknesses or significant deficiencies and management may not be able to remediate any such material weaknesses or significant deficiencies in a timely manner. The existence of any material weakness in our internal control over financial reporting could also result in errors in our financial statements that could require us to restate our financial statements, cause us to fail to meet our reporting obligations, and cause stockholders to lose confidence in our reported financial information, all of which could materially and adversely affect our business and share price.

For as long as we are an emerging growth company, we will not be required to comply with certain reporting requirements, including those relating to accounting standards and disclosure about our executive compensation, that apply to other public companies.

We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act. As such, we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including, but not limited to, (i) not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, (ii) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and (iii) exemptions from the requirements of holding a non-binding advisory vote on executive compensation and of stockholder approval of any golden parachute payments not previously approved. We have elected to adopt these reduced disclosure requirements. We cannot predict if investors will find our common stock less attractive as a result of our taking advantage of these exemptions and as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

We could remain an “emerging growth company” for up to five years or until the earliest of (a) the last day of the first fiscal year in which our annual gross revenues exceed $1.235 billion, (b) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed fiscal quarter, and (c) the date on which we have issued more than $1 billion in non-convertible debt securities during the preceding three-year period.

We are also a “smaller reporting company” as defined in the Exchange Act and have elected to take advantage of certain of the scaled disclosures available to smaller reporting companies. To the extent that we continue to qualify as a “smaller reporting company” as such term is defined in Rule 12b-2 under the Exchange Act, after we cease to qualify as an emerging growth company, certain of the exemptions available to us as an “emerging growth company” may continue to be available to us as a “smaller reporting company,” including exemption from compliance with the auditor attestation requirements pursuant to SOX and reduced disclosure about our executive compensation arrangements. We will continue to be a “smaller reporting company” until we have $250 million or more in public float (based on our common stock) measured as of the last business day of our most recently completed second fiscal quarter or, in the event we have no public float (based on our common stock) or a public float (based on our common stock) that is less than $700 million, annual revenues of $100 million or more during the most recently completed fiscal year.

Our stock price has fluctuated in the past, has recently been volatile, and may be volatile in the future, and as a result, investors in our common stock could incur substantial losses.

Investors should consider an investment in our common stock risky and invest only if they can withstand a significant loss and wide fluctuations in the market value of their investment. Investors who purchase our common stock may not be able to sell their shares at or above the purchase price. Our stock price has been volatile and may be volatile in the future. The price of our common stock has experienced volatility. On March 14, 2024, the closing price of our common stock on the Nasdaq was $1.12 per share, on December 31, 2024, the closing price of our common stock on the Nasdaq was $0.55 per share, on May 8, 2025 the closing price of our common stock on the Nasdaq was $7.45, and on September 4, 2025 the closing price of our common stock on the Nasdaq was $1.94. It is possible that an active trading market will not continue or be sustained, which could make it difficult for investors to sell their shares of our common stock at an attractive price or at all. The stock market in general has been, and the market price of our common stock in particular, will likely be subject to fluctuation, whether due to, or irrespective of, our operating results and financial condition. The market price of our common stock may fluctuate as a result of a number of factors, some of which are beyond our control, including, but not limited to:

●	actual or anticipated variations in our and our competitors’ results of operations and financial condition;
●	market acceptance of our diagnostic tests and therapeutic products;
●	the mix of products that we sell and related services that we provide;
●	changes in earnings estimates or recommendations by securities analysts, if our common stock is covered by analysts;
●	development of technological innovations or new competitive diagnostic tests or therapeutic products by others;
●	announcements of technological innovations or new diagnostic tests or therapeutic products by us;
●	our failure to achieve a publicly announced milestone;
●	delays between our expenditures to develop and market new or enhanced diagnostic tests or therapeutic products and the generation of sales from those diagnostic tests and therapeutic products;
●	developments concerning intellectual property rights, including our involvement in litigation;
●	our sale or proposed sale, or the sale by our significant shareholders, of our common stock or other securities in the future
●	changes in key personnel;
●	success or failure of our research and development projects or those of our competitors;
●	the trading volume of our common stock; and
●	general economic and market conditions and other factors, including factors unrelated to our operating performance.

Additionally, recently, securities of certain companies have experienced significant and extreme volatility in stock price due to short sellers of shares of common stock, known as a “short squeeze.” These short squeezes have caused extreme volatility in those companies and in the market and have led to the price per share of those companies to trade at significantly inflated rates that is disconnected from the underlying value of the company. Many investors who have purchased shares in those companies at an inflated rate face the risk of losing a significant portion of their original investment as the price per share has declined steadily as interest in those stocks have abated. While we have no reason to believe our shares would be the target of a short squeeze, there can be no assurance that we won’t be in the future, and investors may lose a significant portion or all of their investment if you purchase our shares at a rate that is significantly disconnected from our underlying value.

These factors and any corresponding price fluctuations may materially and adversely affect the market price of our common stock and result in substantial losses being incurred by our investors. In the past, following periods of market volatility, public company shareholders have often instituted securities class action litigation. If we were involved in securities litigation, it could impose a substantial cost upon us and divert the resources and attention of our management from our business.

Our common stock has often been thinly traded, so investors may be unable to sell at or near ask prices or at all if investors need to sell shares to raise money or otherwise desire to liquidate their shares.

To date, there have been many days on which limited trading of our common stock took place. We cannot predict the extent to which investors’ interests will lead to an active trading market for our common stock or whether the market price of our common stock will be volatile. If an active trading market does not develop, investors may have difficulty selling our common stock. We are likely to be too small to attract the interest of many brokerage firms and analysts. We cannot give investors any assurance that an active public trading market for our common stock will develop or be sustained. The market price of our common stock could be subject to wide fluctuations in response to quarterly variations in our revenues and operating expenses, announcements of new products or services by us, significant sales of our common stock, including “short” sales, the operating and stock price performance of other companies that investors may deem comparable to us, and news reports relating to trends in our markets or general economic conditions.

We do not intend to pay dividends on our common stock for the foreseeable future.

We presently have no intention to pay dividends on our common stock at any time in the foreseeable future. Any decision to declare and pay dividends in the future will be made at the discretion of our board of directors and will depend on, among other things, our results of operations, financial condition, cash requirements, contractual restrictions, and other factors that our board of directors may deem relevant. Furthermore, our ability to declare and pay dividends may be limited by instruments governing future outstanding indebtedness we may incur.

FINRA sales practice requirements may limit your ability to buy and sell our common shares, which could depress the price of our shares.

FINRA rules require broker-dealers to have reasonable grounds for believing that an investment is suitable for a customer before recommending that investment to the customer. Prior to recommending speculative low-priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer’s financial status, tax status and investment objectives, among other things. Under interpretations of these rules, FINRA believes that there is a high probability such speculative low-priced securities will not be suitable for at least some customers. Thus, FINRA requirements may make it more difficult for broker-dealers to recommend that their customers buy our common shares, which may limit an investor’s ability to buy and sell our shares, have an adverse effect on the market for our shares and, thereby, depress their market prices.

Provisions in our corporate charter documents and under Delaware law could make an acquisition of our company, which may be beneficial to our stockholders, more difficult and may prevent attempts by our stockholders to replace or remove our current management.

Provisions in our corporate charter and our bylaws may discourage, delay or prevent a merger, acquisition or other change in control of our company that stockholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares. These provisions could also limit the price that investors might be willing to pay in the future for shares of our common stock, thereby depressing the market price of our common stock. In addition, because our board of directors is responsible for appointing the members of our management team, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors. Among other things included in these provisions:

●	our board of directors is divided into three classes, one class of which is elected each year by our stockholders with the directors in each class to serve for a three-year term;

●	the authorized number of directors can be changed only by resolution of our board of directors;

●	directors may be removed only by the affirmative vote of the holders of at least sixty percent (60%) of our voting stock, whether for cause or without cause;

●	our bylaws may be amended or repealed by our board of directors or by the affirmative vote of sixty-six and two-thirds percent (66 2/3%) of our stockholders;

●	stockholders may not call special meetings of the stockholders or fill vacancies on the board of directors;

●	our board of directors will be authorized to issue, without stockholder approval, preferred stock, the rights of which will be determined at the discretion of the board of directors and that, if issued, could operate as a “poison pill” to dilute the stock ownership of a potential hostile acquirer to prevent an acquisition that our board of directors does not approve;

●	our stockholders do not have cumulative voting rights, and therefore our stockholders holding a majority of the shares of common stock outstanding will be able to elect all of our directors; and

●	our stockholders must comply with advance notice provisions to bring business before or nominate directors for election at a stockholder meeting.

Moreover, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which prohibits a person who owns in excess of 15% of our outstanding voting stock from merging or combining with us for a period of three years after the date of the transaction in which the person acquired in excess of 15% of our outstanding voting stock, unless the merger or combination is approved in a prescribed manner.

Our Certificate of Incorporation provides that the Court of Chancery of the State of Delaware will be the exclusive forum for certain types of state actions that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees.

Our Certificate of Incorporation provides that, unless we consent to the selection of an alternative forum, the Court of Chancery of the State of Delaware is the exclusive forum for (i) any derivative action or proceeding brought on behalf of us, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, or other employees to us or our stockholders, (iii) any action arising pursuant to any provision of the DGCL or our certificate of incorporation or bylaws (as either may be amended from time to time), or (iv) any action asserting a claim governed by the internal affairs doctrine. The exclusive forum provision does not apply to suits brought to enforce any liability or duty created by the Securities Act or the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. To the extent that any such claims may be based upon federal law claims, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

These exclusive-forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, employees, control persons, underwriters, or agents, which may discourage lawsuits against us and our directors, employees, control persons, underwriters, or agents. Additionally, a court could determine that the exclusive forum provision is unenforceable, and our stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder. If a court were to find these provisions of our bylaws inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition, or results of operations.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of the shares of common stock that we are offering will be approximately $     million ($     million if the representative of the underwriters’ option to purchase additional shares of common stock and/or pre-funded warrants is exercised in full) based on the public offering price of $     per share of common stock, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We currently anticipate that we will use the net proceeds from the sale of the shares of common stock offered hereby, together with our existing resources, primarily for working capital and general corporate purposes.

We believe opportunities may exist from time to time to expand our current business through acquisitions of, or investments in, complementary businesses, products or technologies. While we currently have no agreements or commitments to complete any such transaction at this time, we may use a portion of the net proceeds for these purposes.

As of the date of this prospectus, we cannot specify with certainty all of the particular uses for the net proceeds to be received from this offering. The expected use of net proceeds from this offering represents our intentions based upon our current plans and business conditions, which could change in the future as our plans and business conditions evolve. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors, including the progress of our development and any unforeseen cash needs. As a result, our management will retain broad discretion over the allocation of the net proceeds. We cannot specify with certainty all of the particular uses for the net proceeds to be received upon the closing of this offering. Pending use of the proceeds as described above, we intend to invest the proceeds in a variety of capital preservation investments, including interest-bearing, investment-grade instruments and U.S. government securities.

CAPITALIZATION

The following table sets forth our consolidated cash and cash equivalents, equity and total capitalization as of June 30, 2025:

●	on an actual basis; and

●	on a pro forma as adjusted basis to further reflect the issuance and sale of common shares by us in this offering (and assuming the immediate exercise of any pre-funded warrants sold in this offering) based on an assumed offering price of $ per common share, equal to the closing price of our common shares on Nasdaq on , 2025, for net proceeds of $ after deducting underwriter fees and estimated offering expenses payable by us.

	June 30, 2025 US Dollars (unaudited)
	Actual	As Adjusted(1)
Cash and cash equivalents	$5,961,668
Total Liabilities	$3,734,710
Stockholder’s equity:
Common stock, par value $0.001 per share; 50,000,000 shares authorized; 2,237,299 shares issued and outstanding, actual; 50,000,000 shares authorized, shares issued and outstanding, as adjusted	2,237
Additional paid-in capital	47,278,265
Accumulated deficit	(28,657,266)
Total stockholders’ equity	18,623,236
Total liabilities and stockholder’s equity	$22,357,946

(1) The as adjusted balance sheet data in the table above reflects the sale and issuance by us of shares of our common stock in this offering, based upon the assumed initial public offering price of $     per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

The number of shares outstanding as of June 30, 2025 as used throughout this prospectus, unless otherwise indicated, excludes:

●	282,577 shares of our common stock reserved for issuance upon the exercise of outstanding stock options at a weighted average exercise price of $22.59 per share;

●	56,237 shares of our common stock reserved for issuance upon the exercise of outstanding warrants at a weighted average exercise price of $56.87 per share;

●	16,032 shares of our common stock reserved for issuance upon vesting of restricted stock units; and

●	100,434 shares of common stock available for future grants under the 2021 Plan.

DIVIDEND POLICY

We presently intend to retain our earnings, if any, to finance the development and growth of our business and operations and do not anticipate declaring or paying cash dividends on our common stock in the foreseeable future.

Any future determination as to the declaration and payment of dividends, if any, will be at the discretion of our board of directors and will depend on then-existing conditions, including our operating results, financial condition, contractual restrictions, capital requirements, business prospects, and other factors our board of directors may deem relevant. See “Risk Factors — Risks Related to this Offering—Because we will not declare cash dividends on our common stock in the foreseeable future, stockholders must rely on appreciation of the value of our common stock for any return on their investment.”

DILUTION

Our net tangible book value (deficit) as of June 30, 2025 was approximately ($1,654) million, or $(0.87) per share. Net tangible book value per share is determined by dividing our total tangible assets, less total liabilities, by the number of shares of our common stock outstanding as of June 30, 2025. Dilution with respect to net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the net tangible book value per share of our common stock immediately after this offering.

After giving effect to the as adjusted adjustment described above and the sale of shares of our common stock in this offering at an offering price of $     per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our as adjusted net tangible book value as of June 30, 2025 would have been approximately $     million, or $     per share. This represents an immediate increase in the as adjusted net tangible book value of $     per share to existing stockholders and an immediate dilution of $     per share to new investors purchasing securities in this offering. The following table illustrates this per share dilution:

Public offering price per share			$
Historical net tangible book value (deficit) per share as of June 30, 2025		$(0.87)
Increase in as adjusted net tangible book value per shares attributable to this offering	$
As adjusted net tangible book value per share as of June 30, 2025, after giving effect to this offering			$
Dilution per share to investors purchasing shares in this offering			$

The table and discussion above are based on 2,237,299 shares of common stock issued and outstanding as of June 30, 2025 and excludes as of that date:

●	282,577 shares of our common stock reserved for issuance upon the exercise of outstanding stock options at a weighted average exercise price of $22.59 per share;

●	56,237 shares of our common stock reserved for issuance upon the exercise of outstanding warrants at a weighted average exercise price of $56.87 per share;

●	16,032 shares of our common stock reserved for issuance upon vesting of restricted stock units; and

●	100,434 shares of common stock available for future grants under the 2021 Plan.

To the extent that any outstanding options are exercised, new options or shares of restricted stock are issued under our equity incentive plans, or we otherwise issue additional shares of common stock in the future, at a price less than the public offering price, there will be further dilution to the investors. In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

UNDERWRITING

ThinkEquity LLC, is acting as representative of the underwriters (the “Representative”). Subject to the terms and conditions of an underwriting agreement between us and the Representative, we have agreed to sell to each underwriter named below, and each underwriter named below has severally agreed to purchase, at the public offering price less the underwriting discounts set forth on the cover page of this prospectus, the number of shares of common stock and pre-funded warrants listed next to its name in the following table:

Underwriters	Number of Shares	Number of Pre-Funded Warrants
ThinkEquity LLC
Total

The underwriting agreement provides that the obligations of the underwriters to pay for and accept delivery of the shares of common stock (and/or pre-funded warrants in lieu thereof) offered by this prospectus are subject to various conditions and representations and warranties, including the approval of certain legal matters by their counsel and other conditions specified in the underwriting agreement. The shares of common stock (and/or pre-funded warrants in lieu thereof) are offered by the underwriters, subject to prior sale, when, as and if issued to and accepted by them. The underwriters reserve the right to withdraw, cancel or modify the offer to the public and to reject orders in whole or in part. The underwriters are obligated to take and pay for all of the shares of common stock (and/or pre-funded warrants in lieu thereof) offered by this prospectus if any such shares of common stock (and/or pre-funded warrants in lieu thereof) are taken, other than those shares of common stock (and/or pre-funded warrants in lieu thereof) covered by the over-allotment option described below.

We have agreed to indemnify the underwriters against specified liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect thereof.

Over-Allotment Option

We have granted a 45-day option to the representative of the underwriters to purchase up to      additional shares of our common stock (and/or pre-funded warrants in lieu thereof), solely to cover over-allotments, if any. The purchase price to be paid per additional share of common stock by the underwriters shall be equal to the public offering price of one share of common stock, less the underwriting discount. The purchase price of the additional pre-funded warrants to be issued is the public offering price of one share of common stock less the underwriting discount and $0.001. The underwriters may exercise this option for 45 days from the date of this prospectus solely to cover sales of shares of common stock (and/or pre-funded warrants in lieu thereof) by the underwriters in excess of the total number of shares of common stock (and/or pre-funded warrants in lieu thereof) set forth in the table above. If any of these additional shares (and/or pre-funded warrants in lieu thereof) are purchased, the underwriters will offer the additional shares (and/or pre-funded warrants in lieu thereof) on the same terms as those on which the shares (and/or pre-funded warrants in lieu thereof) are being offered.

Discounts, Commissions and Expense Reimbursement

The underwriters propose initially to offer the shares of common stock (and/or pre-funded warrants in lieu thereof) to the public at the public offering price set forth on the cover page of this prospectus and to dealers at those prices less a concession not in excess of $     per share of common stock (or pre-funded warrant). If all of the shares of common stock (and/or pre-funded warrants in lieu thereof) offered by us are not sold at the public offering price, the underwriters may change the offering price and other selling terms by means of a supplement to this prospectus.

The following table shows the public offering price, underwriting discounts and commissions and proceeds before expenses to us. The information assumes either no exercise or full exercise of the over-allotment option we granted to the representative of the underwriters.

	Per Share	Per Pre-Funded Warrant	Total Without Over- allotment Option	Total With Over- allotment Option
Public offering price	$		$	$
Underwriting discount (7.0%)	$		$	$
Proceeds, before expenses, to us	$		$	$

We have agreed to pay a non-accountable expense allowance to the representative of the underwriters equal to 1.0% of the gross proceeds received at the closing of the offering.

We have also agreed to pay certain of the representative’s expenses relating to the offering, including without limitation; (a) all fees, expenses and disbursements relating to background checks of our officers, directors and entities in an amount not to exceed $5,000 in the aggregate; (b) fees and expenses of the underwriters’ legal counsel not to exceed $100,000; (c) a $29,500 cost associated with the underwriters use of Ipreo’s book-building, prospectus tracking and compliance software for the offering; and (d) $10,000 for data services and communications expenses; (e) up to $10,000 of the underwriters’ actual accountable “road show” expenses, (f) up to $30,000 of market making and trading, and clearing firm settlement expenses for the offering; provided that the expenses to be reimbursed to the representative shall not exceed $140,000.

Our total estimated expenses of the offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding underwriting discounts and commissions and excluding the non-accountable expense allowance, are approximately $    .

Representative’s Warrants

Upon closing of this offering, we have agreed to issue the representative warrants (the “Representative’s Warrants”) as compensation to purchase up to    shares of common stock, or    shares of common stock assuming the exercise of the over-allotment option in full (5% of the aggregate number of shares of common stock and/or pre-funded warrants sold in this offering). The Representative’s Warrants will be exercisable at a per share exercise price of $     (125% of the public offering price per share of common stock in the offering). The Representative’s Warrants are immediately exercisable, in whole or in part, during the five-year period following the initial exercise date. The Representative’s Warrants and the shares of common stock issuable upon exercise of the Representative’s Warrants are being registered on the registration statement of which this prospectus is a part.

The Representative’s Warrants provide for registration rights upon request, in certain cases. The sole demand registration right provided will not be greater than five years from the commencement of sales of the securities issued in this offering in compliance with FINRA Rule 5110(g)(8)(C). The piggyback registration rights provided will not be greater than seven years from the commencement of sales of the securities issued in this offering in compliance with FINRA Rule 5110(g)(8)(D). We will bear all fees and expenses attendant to registering the securities issuable upon exercise of the warrants other than underwriting commissions incurred and payable by the holders. The exercise price and number of shares issuable upon exercise of the Representative’s Warrants may be adjusted in certain circumstances including in the event of a stock dividend or our recapitalization, reorganization, merger or consolidation.

Lock-Up Agreements

Pursuant to “lock-up” agreements, we, and our executive officers and directors, have agreed, without the prior written consent of the representative, not to directly or indirectly, offer to sell, sell, pledge or otherwise transfer or dispose of any of shares of (or enter into any transaction or device that is designed to, or could be expected to, result in the transfer or disposition by any person at any time in the future of) our common stock, enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of shares of our common stock, make any demand for or exercise any right or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any shares of common stock or securities convertible into or exercisable or exchangeable for common stock or any other securities of ours or publicly disclose the intention to do any of the foregoing, subject to customary exceptions, for a period of three (3) months after the closing of this offering with respect to us and six (6) months from the date of this prospectus with respect to our officers and directors.

Additionally, we have agreed that for a period of twelve (12) months from the date of this prospectus, we will not directly or indirectly offer to sell, sell, contract to sell, grant any option to sell or otherwise dispose of shares of our capital stock or any securities convertible into or exercisable or exchangeable for shares of our capital stock in any “at-the-market,” continuous equity transaction or variable rate transaction, without the prior written consent of the representative. Such prohibition shall not be applicable to a traditional ATM sales arrangement.

Right of First Refusal

Until twenty-four (24) months from the closing date of this offering, the representative will have an irrevocable right of first refusal to act as sole investment banker, sole book-runner, and/or sole placement agent, at the representative’s sole discretion, for each and every future public and private equity and debt offering, including all equity linked financings, during such twenty-four (24) month period, on terms customary to the representative, the representative will have the sole right to determine whether or not any other broker-dealer will have the right to participate in any such offering and the economic terms of any such participation. The right of first refusal is subject to FINRA Rule 5110(g), which grants us a right of termination for cause, which gives us the right to terminate the representative’s engagement upon the representative’s material failure to provide the underwriting services required by the underwriting agreement. Our exercise of the right of termination for cause will eliminate any obligations with respect to the right of first refusal set forth above.

Prior Relationships

ThinkEquity LLC acted as the representative of the underwriters for our initial public offering that closed in July 2021. ThinkEquity received a discount equal to 7% of the gross proceeds of our initial public offering, a 1% non-accountable expense allowance and warrants to purchase up to 5% of the number of shares of our common stock sold in the initial public offering. In addition, we granted ThinkEquity an irrevocable right of first refusal similar to that described above until twenty-four (24) months from the closing date of the initial public offering.

ThinkEquity LLC also acted as the representative of the underwriters for the Forza X1 IPO that closed in August 2022. ThinkEquity received a discount equal to 7.5% of the gross proceeds of the Forza X1 IPO, a 1% non-accountable expense allowance and warrants to purchase up to 5% of the number of shares of Forza X1 common stock sold in the Forza X1 IPO. In addition, Forza X1 granted ThinkEquity an irrevocable right of first refusal similar to that described above until twenty-four (24) months from the closing date of the Forza X1 IPO.

ThinkEquity LLC also acted as the representative of the underwriters in a firm commitment underwritten public offering that closed in October 2022 (the “October 2022 Offering”). ThinkEquity received a discount equal to 7% of the gross proceeds of the October 2022 Offering, a 1% non-accountable expense allowance and warrants to purchase up to 5% of the number of shares of common stock sold in the offering. In addition, the company granted ThinkEquity an irrevocable right of first refusal until twenty-four (24) months from the closing date of the October 2022 Offering.

ThinkEquity LLC also acted as the representative of the underwriters in a firm commitment underwritten public offering that closed in May 2025. ThinkEquity received a discount equal to 7% of the gross proceeds of the May 2025 Offering, a 1% non-accountable expense allowance and warrants to purchase up to 5% of the number of shares of common stock sold in the offering. In addition, Forza X1 granted ThinkEquity an irrevocable right of first refusal similar to that described above until twenty-four (24) months from the closing date of the May 2025 Offering.

Discretionary Accounts

The underwriters do not intend to confirm sales of the shares of common stock offered hereby to any accounts over which they have discretionary authority.

Nasdaq Capital Market Listing

Our common stock is listed on the Nasdaq Capital Market under the symbol “VEEE.”

Other

From time to time, certain of the underwriters and/or their affiliates may in the future provide, various investment banking and other financial services for us for which they may receive customary fees. In the course of their businesses, the underwriters and their affiliates may actively trade our securities or loans for their own account or for the accounts of customers, and, accordingly, the underwriters and their affiliates may at any time hold long or short positions in such securities or loans.

Except for services provided in connection with this offering, our initial public offering, the Forza X1 IPO, the October 2022 Offering, and the May 2025 Offering in which the representative acted as sole underwriter, no underwriter has provided any investment banking or other financial services to us during the 180-day period preceding the date of this prospectus and we do not expect to retain any underwriter to perform any investment banking or other financial services for at least 90 days after the date of this prospectus.

Price Stabilization, Short Positions and Penalty Bids

In connection with this offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock. Specifically, the underwriters may over-allot in connection with this offering by selling more shares than are set forth on the cover page of this prospectus. This creates a short position in our common stock for its own account. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares of common stock over-allotted by the underwriters is not greater than the number of shares of common stock that they may purchase in the over-allotment option. In a naked short position, the number of shares of common stock involved is greater than the number of shares common stock in the over-allotment option. To close out a short position, the underwriters may elect to exercise all or part of the over-allotment option. The underwriters may also elect to stabilize the price of our common stock or reduce any short position by bidding for, and purchasing, common stock in the open market.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter or dealer repays selling concessions allowed to it for distributing shares of common stock in this offering because the underwriter repurchases the shares of common stock in stabilizing or short covering transactions.

Finally, the underwriters may bid for, and purchase, shares of our common stock in market making transactions, including “passive” market making transactions as described below.

These activities may stabilize or maintain the market price of our common stock at a price that is higher than the price that might otherwise exist in the absence of these activities. The underwriters are not required to engage in these activities, and may discontinue any of these activities at any time without notice. These transactions may be effected on the national securities exchange on which our shares of common stock are traded, in the over-the-counter market, or otherwise.

Indemnification

We have agreed to indemnify the underwriters against liabilities relating to this offering arising under the Securities Act and the Exchange Act, liabilities arising from breaches of some, or all of the representations and warranties contained in the underwriting agreement, and to contribute to payments that the underwriters may be required to make for these liabilities.

Electronic Distribution

This prospectus in electronic format may be made available on websites or through other online services maintained by one or more of the underwriters, or by their affiliates. Other than this prospectus in electronic format, the information on any underwriter’s website and any information contained in any other website maintained by an underwriter is not part of this prospectus, has not been approved and/or endorsed by us or any underwriter in its capacity as underwriter, and should not be relied upon by investors.

Offer restrictions outside the United States

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Australia

This prospectus is not a disclosure document under Chapter 6D of the Australian Corporations Act, has not been lodged with the Australian Securities and Investments Commission and does not purport to include the information required of a disclosure document under Chapter 6D of the Australian Corporations Act. Accordingly, (i) the offer of the securities under this prospectus is only made to persons to whom it is lawful to offer the securities without disclosure under Chapter 6D of the Australian Corporations Act under one or more exemptions set out in section 708 of the Australian Corporations Act, (ii) this prospectus is made available in Australia only to those persons as set forth in clause (i) above, and (iii) the offeree must be sent a notice stating in substance that by accepting this offer, the offeree represents that the offeree is such a person as set forth in clause (i) above, and, unless permitted under the Australian Corporations Act, agrees not to sell or offer for sale within Australia any of the securities sold to the offeree within 12 months after its transfer to the offeree under this prospectus.

Canada

The shares of common stock may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

China

The information in this document does not constitute a public offer of the securities, whether by way of sale or subscription, in the People’s Republic of China (excluding, for purposes of this paragraph, Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan). The securities may not be offered or sold directly or indirectly in the PRC to legal or natural persons other than directly to “qualified domestic institutional investors.”

European Economic Area—Belgium, Germany, Luxembourg and Netherlands

The information in this document has been prepared on the basis that all offers of securities will be made pursuant to an exemption under the Directive 2003/71/EC (“Prospectus Directive”), as implemented in Member States of the European Economic Area (each, a “Relevant Member State”), from the requirement to produce a prospectus for offers of securities.

An offer to the public of securities has not been made, and may not be made, in a Relevant Member State except pursuant to one of the following exemptions under the Prospectus Directive as implemented in that Relevant Member State:

●	to legal entities that are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

●	to any legal entity that has two or more of (i) an average of at least 250 employees during its last fiscal year; (ii) a total balance sheet of more than €43,000,000 (as shown on its last annual unconsolidated or consolidated financial statements) and (iii) an annual net turnover of more than €50,000,000 (as shown on its last annual unconsolidated or consolidated financial statements);

●	to fewer than 100 natural or legal persons (other than qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive) subject to obtaining the prior consent of the Company or any underwriter for any such offer; or

●	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of securities shall result in a requirement for the publication by the Company of a prospectus pursuant to Article 3 of the Prospectus Directive.

France

This document is not being distributed in the context of a public offering of financial securities (offre au public de titres financiers) in France within the meaning of Article L.411-1 of the French Monetary and Financial Code (Code Monétaire et Financier) and Articles 211-1 et seq. of the General Regulation of the French Autorité des marchés financiers (“AMF”). The securities have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France.

This document and any other offering material relating to the securities have not been, and will not be, submitted to the AMF for approval in France and, accordingly, may not be distributed or caused to distributed, directly or indirectly, to the public in France.

Such offers, sales and distributions have been and shall only be made in France to (i) qualified investors (investisseurs qualifiés) acting for their own account, as defined in and in accordance with Articles L.411-2-II-2° and D.411-1 to D.411-3, D.744-1, D.754-1 ;and D.764-1 of the French Monetary and Financial Code and any implementing regulation and/or (ii) a restricted number of non-qualified investors (cercle restreint d’investisseurs) acting for their own account, as defined in and in accordance with Articles L.411-2-II-2° and D.411-4, D.744-1, D.754-1; and D.764-1 of the French Monetary and Financial Code and any implementing regulation.

Pursuant to Article 211-3 of the General Regulation of the AMF, investors in France are informed that the securities cannot be distributed (directly or indirectly) to the public by the investors otherwise than in accordance with Articles L.411-1, L.411-2, L.412-1 and L.621-8 to L.621-8-3 of the French Monetary and Financial Code.

Ireland

The information in this document does not constitute a prospectus under any Irish laws or regulations and this document has not been filed with or approved by any Irish regulatory authority as the information has not been prepared in the context of a public offering of securities in Ireland within the meaning of the Irish Prospectus (Directive 2003/71/EC) Regulations 2005 (the “Prospectus Regulations”). The securities have not been offered or sold, and will not be offered, sold or delivered directly or indirectly in Ireland by way of a public offering, except to (i) qualified investors as defined in Regulation 2(l) of the Prospectus Regulations and (ii) fewer than 100 natural or legal persons who are not qualified investors.

Israel

The securities offered by this prospectus have not been approved or disapproved by the Israeli Securities Authority (the ISA), nor have such securities been registered for sale in Israel. The shares may not be offered or sold, directly or indirectly, to the public in Israel, absent the publication of a prospectus. The ISA has not issued permits, approvals or licenses in connection with the offering or publishing the prospectus; nor has it authenticated the details included herein, confirmed their reliability or completeness, or rendered an opinion as to the quality of the securities being offered. Any resale in Israel, directly or indirectly, to the public of the securities offered by this prospectus is subject to restrictions on transferability and must be effected only in compliance with the Israeli securities laws and regulations.

Italy

The offering of the securities in the Republic of Italy has not been authorized by the Italian Securities and Exchange Commission (Commissione Nazionale per le Società e la Borsa, or “CONSOB”) pursuant to the Italian securities legislation and, accordingly, no offering material relating to the securities may be distributed in Italy and such securities may not be offered or sold in Italy in a public offer within the meaning of Article 1.1(t) of Legislative Decree No. 58 of 24 February 1998 (“Decree No. 58”), other than:

●	to Italian qualified investors, as defined in Article 100 of Decree no.58 by reference to Article 34-ter of CONSOB Regulation no. 11971 of 14 May 1999 (“Regulation no. 1197l”) as amended (“Qualified Investors”); and

●	in other circumstances that are exempt from the rules on public offer pursuant to Article 100 of Decree No. 58 and Article 34-ter of Regulation No. 11971 as amended.

Any offer, sale or delivery of the securities or distribution of any offer document relating to the securities in Italy (excluding placements where a Qualified Investor solicits an offer from the issuer) under the paragraphs above must be:

●	made by investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with Legislative Decree No. 385 of 1 September 1993 (as amended), Decree No. 58, CONSOB Regulation No. 16190 of 29 October 2007 and any other applicable laws; and

●	in compliance with all relevant Italian securities, tax and exchange controls and any other applicable laws.

Any subsequent distribution of the securities in Italy must be made in compliance with the public offer and prospectus requirement rules provided under Decree No. 58 and the Regulation No. 11971 as amended, unless an exception from those rules applies. Failure to comply with such rules may result in the sale of such securities being declared null and void and in the liability of the entity transferring the securities for any damages suffered by the investors.

Japan

The securities have not been and will not be registered under Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948), as amended (the “FIEL”) pursuant to an exemption from the registration requirements applicable to a private placement of securities to Qualified Institutional Investors (as defined in and in accordance with Article 2, paragraph 3 of the FIEL and the regulations promulgated thereunder). Accordingly, the securities may not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan other than Qualified Institutional Investors. Any Qualified Institutional Investor who acquires securities may not resell them to any person in Japan that is not a Qualified Institutional Investor, and acquisition by any such person of securities is conditional upon the execution of an agreement to that effect.

Portugal

This document is not being distributed in the context of a public offer of financial securities (oferta pública de valores mobiliários) in Portugal, within the meaning of Article 109 of the Portuguese Securities Code (Código dos Valores Mobiliários). The securities have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in Portugal. This document and any other offering material relating to the securities have not been, and will not be, submitted to the Portuguese Securities Market Commission (Comiss&abreve;o do Mercado de Valores Mobiliários) for approval in Portugal and, accordingly, may not be distributed or caused to distributed, directly or indirectly, to the public in Portugal, other than under circumstances that are deemed not to qualify as a public offer under the Portuguese Securities Code. Such offers, sales and distributions of securities in Portugal are limited to persons who are “qualified investors” (as defined in the Portuguese Securities Code). Only such investors may receive this document and they may not distribute it or the information contained in it to any other person.

Sweden

This document has not been, and will not be, registered with or approved by Finansinspektionen (the Swedish Financial Supervisory Authority). Accordingly, this document may not be made available, nor may the securities be offered for sale in Sweden, other than under circumstances that are deemed not to require a prospectus under the Swedish Financial Instruments Trading Act (1991:980) (Sw. lag (1991:980) om handel med finansiella instrument). Any offering of securities in Sweden is limited to persons who are “qualified investors” (as defined in the Financial Instruments Trading Act). Only such investors may receive this document and they may not distribute it or the information contained in it to any other person.

Switzerland

The securities may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering material relating to the securities may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering material relating to the securities have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of securities will not be supervised by, the Swiss Financial Market Supervisory Authority (FINMA).

This document is personal to the recipient only and not for general circulation in Switzerland.

United Arab Emirates

Neither this document nor the securities have been approved, disapproved or passed on in any way by the Central Bank of the United Arab Emirates or any other governmental authority in the United Arab Emirates, nor has the Company received authorization or licensing from the Central Bank of the United Arab Emirates or any other governmental authority in the United Arab Emirates to market or sell the securities within the United Arab Emirates. This document does not constitute and may not be used for the purpose of an offer or invitation. No services relating to the securities, including the receipt of applications and/or the allotment or redemption of such shares, may be rendered within the United Arab Emirates by the Company.

No offer or invitation to subscribe for securities is valid or permitted in the Dubai International Financial Centre.

United Kingdom

Neither the information in this document nor any other document relating to the offer has been delivered for approval to the Financial Services Authority in the United Kingdom and no prospectus (within the meaning of section 85 of the Financial Services and Markets Act 2000, as amended (“FSMA”) has been published or is intended to be published in respect of the securities. This document is issued on a confidential basis to “qualified investors” (within the meaning of section 86(7) of FSMA) in the United Kingdom, and the securities may not be offered or sold in the United Kingdom by means of this document, any accompanying letter or any other document, except in circumstances which do not require the publication of a prospectus pursuant to section 86(1) FSMA. This document should not be distributed, published or reproduced, in whole or in part, nor may its contents be disclosed by recipients to any other person in the United Kingdom.

Any invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) received in connection with the issue or sale of the securities has only been communicated or caused to be communicated and will only be communicated or caused to be communicated in the United Kingdom in circumstances in which section 21(1) of FSMA does not apply to the Company.

In the United Kingdom, this document is being distributed only to, and is directed at, persons (i) who have professional experience in matters relating to investments falling within Article 19(5) (investment professionals) of the Financial Services and Markets Act 2000 (Financial Promotions) Order 2005 (“FPO”), (ii) who fall within the categories of persons referred to in Article 49(2)(a) to (d) (high net worth companies, unincorporated associations, etc.) of the FPO or (iii) to whom it may otherwise be lawfully communicated (together “relevant persons”). The investments to which this document relates are available only to, and any invitation, offer or agreement to purchase will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts, or NI 33-105, the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and related notes included in this prospectus. The following discussion contains forward-looking statements that involve risks and uncertainties. See “Special Note Regarding Forward-Looking Statements.” Our actual results and the timing of certain events could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those discussed below and elsewhere in this prospectus. This discussion should be read in conjunction with the accompanying unaudited condensed consolidated financial statements and notes thereto. You should also review the disclosure under the heading “Risk Factors” in this prospectus and under Part 1, Item 1A of our Annual Report on Form 10-K for the year ended December 31, 2024 for a discussion of important factors that could cause our actual results to differ materially from those anticipated in these forward-looking statements.

All share amounts and exercise or conversion prices in this prospectus have been adjusted retrospectively for our 1-for-10 reverse stock split (the “Reverse Stock Split”), which was effective on April 7, 2025.

OVERVIEW

Twin Vee PowerCats Co. (“Twin Vee” “we”, “us” or the “Company”) is a designer, manufacturer and marketer of recreational and commercial power boats. We believe our company, founded in 1996, has been an innovator in the recreational and commercial power catamaran industry. Our twin-hull catamaran running surface, known as a symmetrical catamaran hull design, adds to the Twin Vee ride quality by reducing drag, increasing fuel efficiency and offering users a stable riding boat. Our home base operations in Fort Pierce, Florida is a 7.5-acre facility with several buildings totaling approximately 100,000 square feet, including a recently completed 30,000 square foot expansion which began in mid-2024. We currently employ approximately 65 people.

Our products are marketed under two brands: Twin Vee for our catamarans, or dual hull vessels, and Bahama Boats for our “V”-hull boats. Consumers can use our boats for a wide range of recreational activities including fishing, diving and water skiing and commercial activities including transportation, eco tours, fishing and diving expeditions. We believe that the performance, quality and value of our boats position us to achieve our goal of increasing our market share and expanding the power-boat market. We currently primarily sell our boats through a network of 17 independent boat dealer locations across North America, the Caribbean (Puerto Rico), and Australia who resell our boats to the end user Twin Vee customers. We continue efforts to recruit high quality boat dealers to join our network and seek to establish new dealers and distributors domestically and internationally to distribute our boats as we grow our production and introduce new models. Our boats are currently outfitted with gas-powered outboard combustion engines. During 2024, Forza X1, Inc. (“Forza”), our then minority owned electric boat subsidiary, determined to cease production of electric boats, and on November 26, 2024, Forza was merged into Twin Vee Merger Sub, Inc., our wholly-owned subsidiary, and became a wholly owned subsidiary.

Revenue from the sale of our boats accounted for 100% of our net revenue in the second quarter of 2025 and for the fiscal year 2024. Our boats are manufactured in Fort Pierce, Florida. We believe our company has been an innovator in the recreational and commercial power boat industry. We currently have 12 Twin Vee models in or nearing production ranging in size from 24-foot to 40-foot, and several monohull (Bahama) models in or nearing production ranging in size from 31-foot to 41-foot.

During the quarter ended June 30, 2025, three individual dealers each represented over 10% of our total sales and together represented 70% of total sales. During the quarter ended June 30, 2024, three individual dealers each represented over 10% of our total sales, and combined they represented 49% of total sales.

Our unaudited financial statements for the three and six months ended June 30, 2025 were prepared under the assumption that we will continue as a going concern; however, we have incurred significant losses from operations to date and we expect our expenses to increase in connection with our ongoing activities. These factors raise substantial doubt about our ability to continue as a going concern for one year after the financial statements included in this Quarterly Report are issued. See “Liquidity and Capital Resources” below.

Recent Developments

First Amendment to the License and Conditional Sale Agreement with Revver Digital, LLC

Effective July 14, 2025, we and our recently formed, wholly owned subsidiary, Wizz Banger, Inc. (“Wizz Banger”), entered into a First Amendment (the “First Amendment”) to that certain license and conditional sale agreement (the “License and Sale Agreement”), entered into and effective as of February 4, 2025, by and between us and Revver Digital, LLC, providing us with the right to acquire certain intellectual property of OWM (the “OWM Intellectual Property”) related to (a) the online marketplace, advertisement, marketing, and sale services of yachts, boats, and yacht and boat accessories and (b) arranging of loans, insurance, and warranty services related to yachts and boats under the brands “Yachts for Sale” and “Boats for Sale” through the websites available at the domains(the “Domains”) “yachtsforsale.com” and “boatsforsale.com” (the “Business”). Pending the closing of the sale to us of the OWM Intellectual Property, the License and Sales Agreement grants us a license to use and sublicense the OWM Intellectual Property to conduct the Business in consideration of: (a) the payment to OWM of a monthly revenue-sharing royalty (the “Revenue-Sharing Royalty”) of six percent (6%) of the Aggregate Subscription Revenue (as defined in the License and Sales Agreement) of the Business; and (b) a credit to OWM of $500 per OWM dealer who lists boats or yachts on the Domains during such period (the “Dealer Storefront Credit”). On the date of the closing (the “Closing”) of the sale to us of the OWM Intellectual Property, the License and Sales Agreement provides that in consideration of the transfer of, and as a purchase price (the “Purchase Price”) for, the OWM Intellectual Property, we will assume certain liabilities of OWM related to the Business and pay to OWM $5,000,000, less the aggregate amount of all Revenue-Sharing Royalties paid to OWM through such date and the aggregate amount of all Dealer Storefront Credits accrued for the benefit of OWM through such date.

The First Amendment was entered into in order to (i) amend the definition of “Foreground Intellectual Property” (as defined therein), (ii) to clarify the respective rights of the parties thereunder, (iii) to assign the License and Sale Agreement to Wizz Banger, and (iv) to provide for a guaranty by us of Wizz Banger’s obligations and liabilities under the License and Sale Agreement, as amended, as provided therein and effect other amendments to the License and Sale Agreement as set forth therein.

Bahama Boat Works Acquisition

On June 5, 2025, we entered into an Asset Purchase Agreement (the “Asset Purchase Agreement”), with Bahama Boat Works, LLC (“Bahama Boat Works”), pursuant to which we acquired various tangible and intangible assets (the “Assets”) from Bahama Boat Works’ relating to the Bahama boat brand (the “Bahama Boat Brand”). In accordance with the Asset Purchase Agreement, in consideration of the transferred Assets we paid Bahama Boat Works $100,000 and agreed to pay up to $2,900,000 in additional contingent consideration based upon a percentage of the revenues we receive from future sales to customers of new Bahama Boat Brand 31’, 35’, 37’, and 41’ boat models (the “Bahama Boat Revenues”). The Asset Purchase Agreement provides that Bahama Boat Works will receive 20% of the first $7,500,000 of Bahama Boat Revenues that we receive and 10% of the Bahama Boat Revenues we receive in excess of $7,500,000 (but not exceeding $21,500,000) until such time as Bahama Boat Works has been paid an aggregate of $3,000,000 by us from such sales.

The Asset Purchase Agreement may be terminated by mutual written consent of the parties or by us, in our sole discretion, if we decide to discontinue further development, production, or commercialization of the Bahama Boat Brand product line before the balance of the contingent consideration due to Bahama Boat Works is paid. Upon any such termination, the parties may either seek to sell the Bahama Boat Brand and associated assets pursuant to a mechanism set forth in the Asset Purchase Agreement or we, in our sole discretion, may elect to return the Assets to Bahama Boat Works.

Underwritten Public Offering

On May 8, 2025, we entered into an underwriting agreement (the “Underwriting Agreement”) with ThinkEquity LLC, as representative of the several underwriters named therein (the “Representative”), pursuant to which we agreed to sell to the Representative in a firm commitment underwritten public offering (the “May 2025 Offering”) an aggregate of 750,000 shares (the “Shares”) of our common stock at the public offering price of $4.00 per share, resulting in gross proceeds of $3.0 million, before deducting underwriting discounts, commissions and offering expenses. The Shares were sold pursuant to an effective shelf registration statement on Form S-3 (File No. 333-266858) filed with the SEC under the Securities Act and declared effective by the Commission on August 24, 2022, a base prospectus, dated August 24, 2022, included in the Registration Statement at the time it originally became effective, and a prospectus supplement, dated May 8, 2025, filed with the Commission pursuant to Rule 424(b) under the Securities Act. Pursuant to the Underwriting Agreement, we also issued to designees of the Representative unregistered warrants to purchase up to 37,500 shares of our common stock, which equals 5% of the shares of common stock purchased in the May 2025 Offering. The May 2025 Offering closed on May 12, 2025. The net proceeds to us from the May 2025 Offering, after deducting the underwriting discount, the Representative’s fees and expenses and our estimated offering expenses, were $2,555,100.

Repurchase Request

On April 21, 2025, Northpoint Commercial Finance LLC (“Northpoint”) came into possession of certain Twin Vee and AquaSport inventory of United Marine and Storage LLC, a former dealer of our products. Northpoint requested that we take possession of and repurchase the inventory in accordance with the Repurchase Agreement that we previously entered into with Northpoint. During the second quarter, we sold five of the six repossessed boats, recording a net loss on the sale of approximately $14,000 after transportation, refurbishment, and commissions. We have a remaining repurchase obligation on the last boat of $58,984.

Nasdaq Compliance

On May 10, 2024, we received written notice from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) notifying us that for the preceding 30 consecutive business days (March 28, 2024 through May 9, 2024), our common stock did not maintain a minimum closing bid price of $1.00 per share as required by Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Price Requirement”). We were provided 180 calendar days, or until November 6, 2024, to regain compliance. On November 7, 2024, we received written notification from Nasdaq granting our request for a 180-day extension to regain compliance with the Minimum Bid Price Requirement. Compliance would be achieved if the closing bid price of our common stock is at or above $1.00 for a minimum of ten consecutive business days at any time prior to May 5, 2025.

On April 4, 2025, we filed an amendment (the “Amendment”) to our Certificate of Incorporation with the Secretary of State of the State of Delaware to effect the Reverse Stock Split at a ratio of 1-for-10, effective as of 11:59 p.m. Eastern Time, on April 7, 2025 (the “Effective Time”), in order to regain compliance with the Minimum Bid Price Requirement. Our common stock began trading on a reverse split-adjusted basis on April 8, 2025 under the existing ticker symbol “VEEE.” Any share amounts and exercise or conversion prices in this prospectus have been adjusted retrospectively for the Reverse Stock Split.

On April 28, 2025, we received a letter from Nasdaq stating that Nasdaq had determined that we now comply with the Minimum Bid Price Requirement.

Results of Operations

Comparison of the Three Months Ended June 30, 2025 and 2024

The following table provides certain selected financial information for the periods presented:

	Three Months Ended
	June 30,
	2025	2024	$ Change	% Change
Net sales	$4,755,618	$4,326,821	$428,797	10%
Cost of products sold (excluding depreciation & amortization)	$4,101,565	$4,124,481	$(22,916)	(1%)
Gross profit	$654,053	$202,340	$451,713	223%
Operating expenses	$2,329,859	$4,861,416	$(2,531,557)	(52%)
Loss from operations	$(1,675,806)	$(4,659,076)	$2,983,270	(64%)
Other income	$21,735	$139,880	$(118,145)	(84%)
Net loss	$(1,654,071)	$(4,519,196)	$2,865,125	(63%)
Basic and dilutive income per share of common stock	$(0.87)	$(3.09)	$2.22	(72%)
Weighted average number of shares of common stock outstanding	1,891,291	952,000

Net Sales and Cost of Sales

Our net sales increased by $428,797, or 10%, to $4,755,618 for the three months ended June 30, 2025, from $4,326,821 for the three months ended June 30, 2024. This increase was due primarily to the success of our new dealer initiatives, which added 14 new dealer/locations during the first six months of 2025. During the second quarter of 2025, we sold 31 boats at an average selling price of approximately $153,000 per unit, compared to 34 units in the second quarter of 2024 with an average selling price of approximately $187,000 per unit. This reduction in unit price is due primarily to mix, where two 40-foot boats were delivered in the second quarter of 2024 versus one in the second quarter of 2025.

Gross Profit

Gross profits improved by $451,713, or 223%, to $654,053 for the three months ended June 30, 2025, from $202,340 for the three months ended June 30, 2024. Gross profit as a percentage of sales for the three months ended June 30, 2025 was 13.8% compared to 4.7% in the second quarter of 2024. This improvement in gross profit of 9.1 percentage points, while sales declined 10%, reflects our ongoing efforts to reduce our cost structure, such as bringing certain manufacturing operations in-house, and better utilization of our ERP system leveraged against higher volumes.

Operating Expenses

During the three months ended June 30, 2025 and 2024, total operating expenses were $2,329,859 and $4,861,416, respectively, a decrease of 52%. Included in the second quarter 2024 operating expenses were $1,674,000 related to the impairment of property and equipment at the prior Forza operating unit.

Selling, general, and administrative expenses decreased by approximately 20%, or $150,686, to $605,273 for the three months ended June 30, 2025, compared to $755,959 for the three months ended June 30, 2024. The decrease was primarily due to reductions in marketing and advertising and the cancelation of rents that were previously paid for the former Forza facility in North Carolina.

Salaries and wage related expenses decreased 12%, or $144,245, to $1,055,103 for the three months ended June 30, 2025, compared to $1,199,348 for the three months ended June 30, 2024. The majority of the decrease is due to reductions in staffing levels at Forza and a reduction in stock-based compensation. Stock based compensation was $59,629 and $317,744 in the second quarter of 2025 and 2024, respectively.

Research and development expenses were $0 in the second quarter of 2025 compared to $344,784 in the second quarter of 2024. This decrease was due to the wind down of electric boat development.

Professional fees decreased by 58%, or $261,860, to $190,507 for the three months ended June 30, 2025, compared to $452,367 for the three months ended June 30, 2024. This decrease was due primarily to the reduction in legal and accounting costs as a result Forza X1 merging into Twin Vee and no longer being a standalone public company.

Depreciation and amortization expense decreased by 2%, or $9,407, to $425,551 for the three months ended June 30, 2025, as compared to $434,958 for the three months ended June 30, 2024. This decrease is due to the addition of fixed assets, primarily molds, to increase our production levels and throughput, offset by reductions in the asset base related to the wind down of Forza in late 2024.

Other income decreased by $118,145 to $21,735 for the three months ended June 30, 2025, as compared to $139,880 for the three months ended June 30, 2024. This decrease was due primarily to a reduction in dividend and interest income from lower cash and cash equivalent balances.

Net Loss

Net loss for the three months ended June 30, 2025 was $1,654,071, as compared to $4,519,196 for the three months ended June 30, 2024, an improvement of $2,865,125 or 63%. The overall year-over-year improvement in the reported loss for the period was due to the improvement in gross margin resulting from improved cost management and efficiency in the factory and the reduction in costs related to electric boat development. Basic and dilutive loss per share of common stock for the three months ended June 30, 2025 was ($0.87), as compared to ($3.09) for the three months ended June 30, 2024, an improvement of 72%.

Comparison of the Six Months Ended June 30, 2025 and 2024

The following table provides certain selected financial information for the periods presented:

	Six Months Ended
	June 30,
	2025	2024	$ Change	% Change
Net sales	$8,367,909	$9,603,164	$(1,235,255)	(13%)
Cost of products sold	$7,176,742	$9,123,511	$(1,946,769)	(21%)
Gross profit	$1,191,167	$479,653	$711,514	148%
Operating expenses	$4,546,067	$7,681,934	$(3,135,867)	(41%)
Loss from operations	$(3,354,900)	$(7,202,281)	$3,847,381	(53%)
Other income	$90,589	$347,891	$(257,302)	(74%)
Net loss	$(3,264,311)	$(6,854,390)	$3,590,079	(52%)
Basic and dilutive income per share of common stock	$(1.93)	$(4.87)	$2.94	(60%)
Weighted average number of shares of common stock outstanding	1,690,484	952,000

Net Sales and Cost of Sales

Our net sales decreased by $1,235,255, or 13% to $8,367,909 for the six months ended June 30, 2025 from $9,603,164 for the six months ended June 30, 2024. This decrease was due primarily to the mix of boats sold and the unit pricing between periods. We sold 55 and 56 boats during the first six months of 2025 and 2024, respectively. The average unit price per boat was approximately $152,000 in the first six months of 2025 compared to $171,000 in the first six months of 2024. This decrease is due primarily to the sale of four 40’ boats in the first six months of 2024 compared to one in the first six months of 2025.

Gross Profit

Gross profits increased by $711,514, or 148%, to $1,191,167 for the six months ended June 30, 2025, from $479,653 for the six months ended June 30, 2024. Gross profit as a percentage of sales, for the six months ended June 30, 2025 and 2024, was 14.2% and 5.0% respectively. This 9.2% increase in gross margin was achieved through continuous efficiency improvements offset the impact of fixed cost deleveraging in the production facility as revenues declined 13% over the same period last year.

Total Operating Expenses

During the six months ended June 30, 2025, operating expenses were $4,546,067 compared to $7,681,934 in the same period in 2024, a decrease of $3,135,867 or 41%. The first six months of 2024 included an impairment charge of $1,674,000 related to the Forza impairment of property & equipment.

Selling, general, and administrative expenses decreased by approximately 17%, or $246,087, to $1,203,825 for the six months ended June 30, 2025, compared to $1,449,912 for the six months ended June 30, 2024. The largest drivers of the decrease were reductions in rent from the wind down of the Forza operations in the prior year, sales and marketing expenses, and D&O insurance.

Salaries and wage related expenses decreased 19%, or $473,551, to $2,022,065 for the six months ended June 30, 2025, compared to $2,495,616 for the six months ended June 30, 2024. The majority of the decrease is due to reductions in stock-based compensation and staffing levels at Forza and our former monohull brand. Included in salaries and wage related expenses for the six months ended June 30, 2025 and 2024 was stock-based compensation expense of $115,599 and $744,027, respectively.

Research and development expenses were $0 and $494,475 for the six months ended June 30, 2025 and 2025, respectively. This decrease was due to the wind down of the electric boat development in 2024.

Professional fees decreased by 52% or $371,174, to $336,518 for the six months ended June 30, 2025, compared to $707,692 for the six months ended June 30, 2024. This decrease was due primarily to the reduction in legal and accounting costs as a result Forza X1 merging into Twin Vee and no longer being a standalone public company.

Depreciation and amortization expense increased by 1%, or $6,984, to $867,223 for the six months ended June 30, 2025, as compared to $860,239 for the six months ended June 30, 2024. This decrease is due to the addition of fixed assets, primarily molds, to increase our production levels and throughput offset by reductions in the asset base related to the wind down of Forza in late 2024.

Other income decreased by $257,302 to $90,589 for the six months ended June 30, 2025, as compared to $347,891 for the six months ended June 30, 2024. This decrease was due primarily to a reduction in dividend and interest income from lower cash and cash equivalent balances.

Net Loss

Net loss for the six months ended June 30, 2025 was $3,264,311, as compared to $6,854,390 for the six months ended June 30, 2024, an improvement of $3,590,079 or 52%. The overall year-over-year improvement in the reported loss for the period was due to the improvement in gross margin resulting from improved cost management and efficiency in the factory and the reduction in costs related to electric boat development. Basic and dilutive loss per share of common stock for the six months ended June 30, 2025 was ($1.93), as compared to ($4.87) for the six months ended June 30, 2024, an improvement of 60%.

Liquidity and Capital Resources

We have classified $4,334,523 of building and land in Marion, North Carolina as an asset held for sale under ASC 360 and included it as a separate line item on the condensed consolidated balance sheet as of June 30, 2025. In 2024, we completed the merger of Forza X1, Inc. and ceased the expenditures related to the development of electric boats. The building is now being marketed for sale. While the timing of the sale is uncertain, we are cautiously optimistic of the sale to be completed within one year and it is expected to generate substantial cash to fund future operations.

A primary source of funds for the year ended December 31, 2024 and through June 30, 2025 was net cash received from our 2025 follow-on offering, our 2023 follow-on offering, as well as Forza’s initial public offering and follow-on offering and revenue generated from operations. Our primary use of cash was related to funding the expansion of our operations through capital improvements, as well as molds for the expansion of our monohull line and Twin Vee models.

Going Concern

For the year ended December 31, 2024, we incurred a loss from operations of $14,551,769 and a net loss of $14,009,906. For the six months ended June 30, 2025, we incurred a loss from operations of $3,354,900 and a net loss of $3,264,311. As of June 30, 2025 and December 31, 2024 we had accumulated deficits of $28,657,266 and $25,392,955, respectively. To mitigate these conditions::

o	We have demonstrated strong recent recovery trends, with revenues increasing compared to the previous quarter, however not to a level that yet supports a positive cash flow.

o	Adjusted net loss has been reduced to approximately $313,000 per month, or about $941,000 in the second quarter of 2025.

o	As of June 30, 2025, we maintain a cash, cash equivalents and restricted cash balance exceeding $6 million.

o	We own a building with no mortgage, which is actively listed for sale and, if sold, is expected to generate more than $4 million of additional cash within the next twelve months.

o	Management continues to implement cost controls, operational improvements, and revenue initiatives to further strengthen our financial position.

Despite our ongoing efforts to mitigate these conditions, there can be no assurance that our expenses will not continue to increase in future periods or that the cash generated from operations in future periods will be sufficient to satisfy our operating needs. Although we have classified $4,334,523 of building and land in Marion, North Carolina as an asset held for sale, the proceeds of which will help our liquidity, there can be no assurance that we will be able to sell the land and building in the next twelve months and if we do engage in such a sale, that the proceeds will be as expected. If we need to raise additional capital to fund our continued operations, there can be no assurance that funding will be available on acceptable terms on a timely basis, or at all. The various ways that we could raise capital carry potential risks. Any additional sources of financing will likely involve the issuance of our equity securities, which will have a dilutive effect on our stockholders. Any debt financing, if available, may involve restrictive covenants that may impact our ability to conduct our business. If we do not succeed in raising additional funds on acceptable terms or at all, we may be unable to fill new orders and develop new products. As such, we cannot conclude that such plans will be effectively implemented within one year after the date that the financial statements included in this Quarterly Report are filed with the SEC, and there is uncertainty regarding our ability to maintain liquidity sufficient to operate our business effectively, which raises substantial doubt about our ability to continue as a going concern. If we are unable to generate sufficient revenue from operations and/or raise capital when needed or on attractive terms, we be forced to delay, reduce or eliminate efforts to expand our dealer network or develop new models and may be forced to cease operations or liquidate assets.

Sources of Funds

A primary source of funds for the year ended December 31, 2024 and through June 30, 2025 was net cash received from the May Offering, our 2023 follow-on offering, as well as Forza’s initial public offering and follow-on offering and revenue generated from operations. Our primary use of cash was related to funding the expansion of our operations through capital improvements, as well as molds for the expansion of our boat models. With reduced demand, we have been reducing inventory levels.

Selected Balance Sheet Information

The following table provides selected financial data about us as of June 30, 2025 and December 31, 2024.

	June 30,	December 31,
	2025	2024	Change	% Change
Cash and cash equivalents	$5,961,668	$7,491,123	$(1,529,455)	(20.4%)
Restricted cash	$215,117	$215,117	$0	0.0%
Current assets	$13,392,948	$10,419,141	$2,973,807	28.5%
Current liabilities	$3,203,858	$3,747,990	$(544,132)	(14.5%)
Working capital	$10,189,090	$6,671,151	$3,517,939	52.7%

As of June 30, 2025, we had $6,176,785 of cash, cash equivalents, and restricted cash, total current assets of $13,392,948 and total assets of $22,357,946. Our total liabilities were $3,734,710. Our total liabilities were comprised of current liabilities of $3,203,858, which included accounts payable and accrued liabilities of $2,951,760, lease liabilities of $239,598 and contract liability of $12,500. Long term liabilities were $530,852. As of December 31, 2024, we had $7,706,240 of cash, cash equivalents, and restricted cash, total current assets of $10,419,141 and total assets of $25,887,905. Our total current liabilities were $3,747,990 and total liabilities were $6,671,055 which included long-term finance leases liabilities of $2,423,165.

The accumulated deficit was $28,657,266 as of June 30, 2025 compared to accumulated deficit of $25,392,955 as of December 31, 2024.

Our working capital increased by $3,517,939 to $10,189,090 as of June 30, 2025, compared to $6,671,151 on December 31, 2024 primarily due to the May 2025 Offering of 750,000 shares in the second quarter of 2025, netting approximately $2,555,100 after discounts and fees and the reclassification of assets held for sale to current assets, partially offset by continued operating losses incurred in the period, the cash requirement of the facilities capacity expansion and efficiency project in Ft. Pierce, Florida, and investments in Wizz Banger.

In addition to cash and cash equivalents, we anticipate that we will be able to rely, in part, on cash flows from operations and the sale of the manufacturing facility in Marion, North Carolina, to meet our liquidity and capital expenditure needs in the next year.

Cash Flow

	Six Months Ended
	June 30,
	2025	2024	Change	% Change
Cash used in operating activities	$(2,481,889)	$(2,232,013)	$(249,876)	(11%)
Cash used in investing activities	$(1,497,435)	$(247,855)	$(1,249,580)	(504%)
Cash provided by (used in) financing activities	$2,449,992	$(137,029)	$2,587,021	1,888%

Cash Flow from Operating Activities

For the six months ended June 30, 2025, net cash used in operating activities was $2,481,889, compared to $2,232,013 during the six months ended June 30, 2024. The use of cash in operating activities for the six months ended June 30, 2025 was due primarily to a $3,264,311operating loss adjusted for non-cash depreciation and amortization of $867,223 and stock-based compensation of $115,597.

Cash Flow from Investing Activities

During the six months ended June 30, 2025, cash used in investing activities was $1,497,435, due to investments in property, plant and equipment, including investments in Wizz Banger and Bahama Boat Works. This compares to use of cash in investing activities of $247,855 in the six months ended June 30, 2024 resulting from the sale of marketable securities and the purchase of property and equipment.

Cash Flows from Financing Activities

For the six months ended June 30, 2025, net cash provided by financing activities was approximately $2,449,992 due primarily to the May 2025 Offering of 750,000 common shares for net proceeds of $2,555,100. For the six months ended June 30, 2024, net cash used in financing activities was approximately $137,029, respectively from finance lease obligations.

CRITICAL ACCOUNTING ESTIMATES

We believe that several accounting policies are important to understanding our historical and future performance. We refer to these policies as “critical” because these specific areas generally require us to make judgments and estimates about matters that are uncertain at the time we make the estimate, and different estimates-which also would have been reasonable-could have been used, which would have resulted in different financial results.

Our management’s discussion and analysis of financial condition and results of operations is based on our condensed consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of our condensed consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates based on historical experience and make various assumptions, which management believes to be reasonable under the circumstances, which form the basis for judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

The notes to our condensed consolidated financial statements contained herein contain a summary of our significant accounting policies. We consider the following accounting policies critical to the understanding of the results of our operations:

Revenue Recognition

Our revenue is derived primarily from the sale of boats, motors and trailers to its independent dealers. We recognize revenue when obligations under the terms of a contract are satisfied and control over promised goods is transferred to the dealer. For the majority of sales, this occurs when the product is released to the carrier responsible for transporting it to a dealer. We typically receive payment within five business days of shipment. Revenue is measured as the amount of consideration it expects to receive in exchange for a product. We offer dealer incentives that include wholesale rebates, retail rebates and promotions, floor plan reimbursement or cash discounts, and other allowances that are recorded as reductions of revenues in net sales in the statements of operations. The consideration recognized represents the amount specified in a contract with a customer, net of estimated incentives we reasonably expect to pay. The estimated liability and reduction in revenue for dealer incentives is recorded at the time of sale. Subsequent adjustments to incentive estimates are possible because actual results may differ from these estimates if conditions dictate the need to enhance or reduce sales promotion and incentive programs or if dealer achievement or other items vary from historical trends. Accrued dealer incentives are included in accrued liabilities in the accompanying condensed consolidated balance sheets.

Payment received for the future sale of a boat to a customer is recognized as a customer deposit. Customer deposits are recognized as revenue when control over promised goods is transferred to the customer.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States “U.S. GAAP” requires management to make estimates and assumptions that affect the amounts reported in the condensed consolidated financial statements. Actual results could differ from those estimates. Included in those estimates are assumptions about allowances for inventory obsolescence, useful life of fixed assets and warranty reserves.

Inventories

Inventories are stated at the lower of cost and net realizable value using the average cost method on a first-in first -out basis. Net realizable value is defined as sales price less cost of completion, disposable and transportation and a normal profit margin. Production costs, consisting of labor and overhead, are applied to ending finished goods inventories at a rate based on estimated production capacity. Excess production costs are charged to cost of products sold. Provisions are made when necessary to reduce excess or obsolete inventories to their net realizable value.

Impairment of Long-Lived Assets

Management assesses the recoverability of its long-lived assets when indicators of impairment are present. If such indicators are present, recoverability of these assets is determined by comparing the undiscounted net cash flows estimated to result from those assets over the remaining life to the assets’ net carrying amounts. If the estimated undiscounted net cash flows are less than the net carrying amount, the assets would be adjusted to their fair value, based on appraisal or the present value of the undiscounted net cash flows.

Product Warranty Costs

As required by FASB ASC Topic 460, Guarantees, we are including the following disclosure applicable to our product warranties.

We accrue for warranty costs based on the expected material and labor costs to provide warranty replacement products. The methodology used in determining the liability for warranty cost is based upon historical information and experience. Our warranty reserve is calculated as the gross sales multiplied by the historical warranty expense return rate.

Leases

Under Topic 842, we applied a dual approach to all leases whereby we are a lessee and classify leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by us. Lease classification is evaluated at the inception of the lease agreement.

Deferred Income Taxes and Valuation Allowance

We account for income taxes under ASC 740 “Income Taxes.” Under the asset and liability method of ASC 740, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period the enactment occurs. A valuation allowance is provided for certain deferred tax assets if it is more likely than not that we will not realize tax assets through future operations.

OFF-BALANCE SHEET ARRANGEMENTS

We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements, as defined under SEC rules.

BUSINESS

General

Twin Vee PowerCats Co. (“Twin Vee” “we”, “us” or the “Company”) is a designer, manufacturer and marketer of recreational and commercial power boats. We believe our company, founded in 1996, has been an innovator in the recreational and commercial power catamaran industry. Our twin-hull catamaran running surface, known as a symmetrical catamaran hull design, adds to the Twin Vee ride quality by reducing drag, increasing fuel efficiency and offering users a stable riding boat. Twin Vee’s home base operations in Fort Pierce, Florida is a 7.5-acre facility with several buildings totaling approximately 100,000 square feet, including a nearly complete 30,000 square foot expansion which began in mid-2024. We currently employ approximately 65 people.

Twin Vee products are marketed under two brands: Twin Vee for our catamarans, or dual hull vessels, and Bahama Boat Works for our “V”-hull boats. Consumers can use our boats for a wide range of recreational activities including fishing, diving and water skiing and commercial activities including transportation, eco tours, fishing and diving expeditions. We believe that the performance, quality and value of our boats position us to achieve our goal of increasing our market share and expanding the power-boat market. We currently primarily sell our boats through a network of 17 independent boat dealer locations across North America, the Caribbean (Puerto Rico), and Australia who resell our boats to the end user Twin Vee customers. We continue efforts to recruit high quality boat dealers to join our network and seek to establish new dealers and distributors domestically and internationally to distribute our boats as we grow our production and introduce new models. Our boats are currently outfitted with gas-powered outboard combustion engines. During 2024, Forza X1, Inc., our minority owned electric boat subsidiary determined to cease production of electric boats and on November 26, 2024, Forza X1, Inc.(“Forza”), was merged into Twin Vee Merger Sub, Inc., a wholly-owned subsidiary of Twin Vee (“Merger Sub”) and became a wholly owned subsidiary.

Revenue from the sale of our boats accounted for 100% of our net revenue in fiscal years 2024 and 2023. In 2024, our boats were manufactured in Fort Pierce, Florida. We believe our company has been an innovator in the recreational and commercial power boat industry. We currently have over a dozen models in production ranging in size from our 22-foot, single engine BayCat to our flagship 40-foot offshore 400 GFX2. In 2023 we added eight mono hull models to our line-up.

During the 2023 and 2024 fiscal years, we focused our efforts on increased throughput through our facility, and fully integrating the new models from our former monohull boat brand.

During the year ended December 31, 2024, three individual dealer each represented over 10% of our total sales and in the aggregate represented 40% of total sales. During the year ended December 31, 2023, one individual dealer represented over 10% of our total sales, and one customer represented 10.3% of total sales.

Recent Developments

Merger

On November 26, 2024 (the “Closing Date”), pursuant to the terms of the Agreement and Plan of Merger, dated as of August 12, 2024 (the “Merger Agreement”), by and between Twin Vee, Twin Vee Merger Sub, Inc. and Forza, Merger Sub was merged with and into Forza (the “Merger”), with Forza surviving the Merger as a wholly-owned subsidiary of Twin Vee. At the effective time of the Merger, (a) each outstanding share of common stock of Forza , par value $0.001 per share of Forza (the “Forza Common Stock”) (other than any shares held by Twin Vee) was converted into the right to receive 0.611666275 shares of Twin Vee common stock, par value $0.001 per share (the “Twin Vee Common Stock”), (b) each outstanding Forza stock option, whether vested or unvested, that had not previously been exercised prior to such time was converted into an option to purchase 0.611666275 shares of Twin Vee Common Stock for each share of Forza Common Stock covered by such option, (c) each outstanding warrant to purchase shares of Forza Common Stock was assumed by Twin Vee and converted into a warrant to purchase 0.611666275 shares of Twin Vee Common Stock for each share of Forza Common Stock for which such warrant was exercisable for prior to the Effective Time, and (d) the 7,000,000 shares of Forza Common Stock held by Twin Vee were cancelled.

The issuance of shares of Twin Vee Common Stock to the former shareholders of Forza was registered under the Securities Act of 1933, as amended, pursuant to a registration statement on Form S-4 (File No. 333-281788), as amended, filed by Twin Vee with the Securities and Exchange Commission (the “SEC”) and declared effective on October 10, 2024 (the “Registration Statement”).

At the effective time of the Merger, in accordance with the terms of the Merger Agreement, the size of Twin Vee’s board of directors (the “Board”) was set at five, Joseph Visconti, Preston Yarborough, Neil Ross and Kevin Schuyler remained as directors of Twin Vee and Marcia Kull was appointed as a director of Twin Vee. Effective as of the effective time of the Merger, Bard Rockenbach and James Melvin resigned as directors of Twin Vee and any committees thereof.

Sale Agreement with Revver Digital, LLC

On February 4, 2025, we entered into an agreement (the “Sale Agreement”), effective February 4, 2025 (the “Effective Date”), with Revver Digital, LLC, a Delaware limited liability company and wholly owned subsidiary of One Water Marine Inc. (“OWM”), providing us with the right to acquire certain intellectual property of OWM (the “OWN Intellectual Property”) related to (a) the online marketplace, advertisement, marketing, and sale services of yachts, boats, and yacht and boat accessories and (b) arranging of loans, insurance, and warranty services related to yachts and boats under the brands “Yachts for Sale” and “Boats for Sale” through the websites available at the domains (the “Domains”) “yachtsforsale.com” and “boatsforsale.com” (the “Business”). Pending the closing of the sale to us of the OWN Intellectual Property, the Sale Agreement grants us a license to use and sublicense the OWN Intellectual Property to conduct the Business in consideration of: (a) the payment to OWM of a monthly revenue-sharing royalty (the “Revenue-Sharing Royalty”) of six percent (6%) of the Aggregate Subscription Revenue (as defined) of the Business; and (b) a credit to OWM of $500 per OWM dealer who lists boats or yachts on the Domains during such period (the “Dealer Storefront Credit”). On the date of the closing (the “Closing”) of the sale to us of the OWN Intellectual Property, the Sale Agreement provides that in consideration of the transfer of, and as a purchase price (the “Purchase Price”) for, the OWM Intellectual Property, we will assume certain liabilities of OWM related to the Business and pay to OWM $5,000,000 (the “Minimum Purchase Price”), less the aggregate amount of all Revenue-Sharing Royalties paid to OWM through such date and the aggregate amount of all Dealer Storefront Credits accrued for the benefit of OWM through such date (the “Remaining Purchase Price”).

Twin Vee’s Twin-Hull Shape

Twin Vee catamaran boats are designed for a dry and smooth ride. As a Twin Vee moves through the water, the boat’s symmetrical catamaran hull has lifting strakes on the side of each hull. Lifting strakes are known to produce lift at the bow of a boat by displacing water, allowing the boat to, in essence, glide above the water rather than lumber through it. Twin Vee’s lifting strakes work to not only create lift, but also to make the ride smoother. The forward motion of a catamaran boat lifts water up towards the top of the tunnel while pushing the water inward to form two counter-flowing vortexes. As these vortexes are being formed, the Twin Vee hull design aerates these vortexes with small air bubbles, which are then compressed at an increasing rate as the vortexes move down the tunnel. It is the kinetic energy stored in these compressed air bubbles, which creates a smooth and stable ride. As speed increases, the kinetic energy increases at a non-linear rate as more and more air is induced into the increasingly faster flowing vortexes. The trailing surfaces of the Twin Vee hulls are specifically designed to facilitate propulsion efficiency by discharging the kinetic energy and air bubbles from the counter-flowing vortexes upon exiting astern, thus providing the propellers with a steady flow of super clean and highly ordered water.

We believe that these features, combined with a catamaran’s soft ride, results in Twin Vee’s renowned efficiency and smooth, seaworthy safety. At speed, the Twin Vee’s displacement hull slices through the water, traveling with the shape of the seas rather than flying over them and experiencing reentry shock. This is intended to result in a stable and smooth ride. The following are some benefits of the catamaran, or Twin Vee’s, hull shape.

Power Catamaran Hull Benefits

●	Catamaran stability. Catamarans have parallel hulls on the outer edges of the boat rather than in the middle, providing superior stability. A Twin Vee hull is designed to travel with the wave shapes because its buoyancy is to the outside, reducing the snap roll pendulum motion of deep vee monohulls. A Twin Vee’s wider footprint mitigates the effects of rolling seas, making them less likely to capsize and reducing seasickness.

●	Shallow draft for travelling in “skinny” waters. The weight of the boat is distributed to two hulls for a shallower draft than a monohull vessel of the same weight might have. The shallow draft of the Twin Vee design provides access to areas that conventional hulls cannot reach.

●	More usable deck space. The relatively rectangular design of the Twin Vee expanded deck area allows for more usable deck space than monohulls. Twin Vee boats are wider in the bows providing more open-area in open models and bigger berths in cabins.

●	Maintains a plane at lower speed for fuel efficiency, enabling single engine operation. Twin Vee catamaran hulls do not need planing speed power to travel rapidly. Further, a Twin Vee’s deck remains closer to being parallel with the water than a monohull vessel would at the same speed, allowing customers to take advantage of the greater fuel efficiency that lower speeds allow without compromising visibility as much as they might in a monohull vessel.

●	Docking and maneuverability. With the extra separation between the motors compared to most mono hull boats, you can cross-clutch the motors and turn or spin the boat up to its own length.

●	Greater stability provides more options for fishing. Monohull vessels can list significantly when weight on the boat is not balanced. The stability of Twin Vee’s catamaran design allows fishing from one side without the extreme listing of a monohull.

Pro Direct Platform

At its core, Pro Direct will be designed to provide a comprehensive, customer-centric approach to the boat buying process. Much like Toyota’s Smart Path, which allows users to shop, customize, and price vehicles, Twin Vee’s Pro Direct will enable consumers to navigate their boat purchase journey from the comfort of their own homes. The platform will empower users to explore a wide range of options, including the ability to customize their boats, compare prices, check nearby inventory, apply for financing, evaluate trade-in values, and even arrange delivery-all through a user-friendly interface. The primary goal of Pro Direct is to create a cohesive experience that bridges the gap between original equipment manufacturers (OEMs), dealers, and consumers. By leveraging technology and data analytics, Twin Vee aims to streamline the sales process, ensuring that each stakeholder can engage more effectively and transparently.

What the Platform Will Offer:

●	Design Your Boat: Customers can choose models, colors, and accessories online.

●	Real-Time Inventory: See available boats at nearby dealers.

●	Easy Financing: Apply for loans and compare rates through the site.

●	Trade-In Tools: Customers can get fair trade-in estimates for their current boats.

●	Delivery Coordination: Buyers can schedule delivery through the platform.

Why It Matters:

●	This platform will streamline the buying process for customers.

●	Dealers can benefit from more sales and a better experience.

●	Twin Vee aims to reduce costs and grow the marine marketplace with this technology.

As Twin Vee moves forward with the Pro Direct platform, the ultimate ambition is to support Twin Vee dealers with this innovative solution. By doing so, Twin Vee plans to create a more-integrated marine marketplace, benefiting consumers and dealers alike. By modernizing the boat buying experience, Pro Direct aims to reduce costs, increase accessibility, and provide maximum value for customers’ investments in these recreational vehicles.

In summary, we believe that Twin Vee PowerCats’ Pro Direct platform represents a paradigm shift in the marine industry. With its commitment to customer-centricity, technological innovation, and strategic partnerships, we are positioning Pro Direct to redefine how boats are bought and sold.

Our Strategy

Overall Strategy

We intend to capitalize on the thriving broader marine industry through the following strategies:

Develop New and Innovative Products in Our Core Market. As an innovator, designer, manufacturer, and marketer of catamaran powerboats, we strive to design new and inventive products that appeal to a broad customer base. We intend to launch a number of new products and features with best-in-class quality, with the goal of increasing sales and significant margin expansion. For example, we currently have over a dozen gas-powered models in production ranging in size from our 22-foot single engine BayCat, center console to our flagship 40-foot offshore 400 GFX2. Our product development process enables us to renew our product portfolio with innovative offerings at a rate that we believe will be difficult for our competitors to match without significant additional capital investments. We intend to release new products and features multiple times during the year, which we believe enhances our reputation as a cutting-edge boat manufacturer and will drive consumer interest in our products.

Increase the Power Boat Category Segment. Our near-term product development strategy is to develop a new product line to reach underserved segments of the catamaran and monohull powerboat category that are distinct from our traditional customer base. Our existing supplier relationships, material agreements, and manufacturing processes should allow us to offer this product line at an attractive price point for the consumer while sustaining our gross margins and the product attributes critical to the Twin Vee brand.

Capture Additional Market Share from Adjacent Boating Categories. Another strategy for growing our market share is to introduce new products with increased versatility, functionality, and performance that can appeal to a more expansive customer base that values boats for both water sports and general recreational boating purposes. In 2024 we launched several marketing campaigns that focused on new product launches and help to educate the market on our value proposition to customers.

Effectively Manage Dealer Inventory and Further Strengthen Our Dealer Network. We view our dealers as our partners and product champions. Therefore, we will continue to devote significant time and resources to finding high quality dealers and developing and improving their performance over time. We believe the quality and trust in our dealer relationships are more beneficial to our long-term success than the quantity of dealers. We currently have a network of 17 independent boat dealer locations in across North America, the Caribbean (Puerto Rico), and Australia.

Design and Introduce a First of a Kind in the Marine Market Pro-Direct Platform. As consumer expectations change, Twin Vee PowerCats hopes to revolutionize the marine industry with its innovative web-based platform, “Pro Direct.” Inspired by successful automotive models like Toyota’s “Smart Path,” this platform is designed to offer customers a seamless, interactive buying experience.

Increase Our Sales in International Markets. We believe we have a brand that will have natural growth in international markets. Catamaran powerboats have already been accepted as the norm in many international markets. For example, the global catamaran market was expected to expand at a compound annual growth rate (CAGR) of 5.8% from 2022 to 2030. The U.S. catamaran market was worth $342.5 million in 2021 and was expected to expand at a CAGR of 5.4% from 2022 to 2030. Based on our brand and product offering, as well as our potential distribution strengths, we believe  we are well positioned to leverage our reputation and capture additional international sales. We believe that we will increase our international sales by promoting our products in developed markets where we have a dealer base and in international markets where rising consumer incomes are expected to increase demand for recreational products, such as Australia, Europe, Israel, Dubai and Brazil. We are also developing new product offerings that will specifically target certain product demand from our international consumers and that we believe will drive further sales growth in international markets.

Our Strengths and Competitive Advantages

We believe that the following are the key investment attributes of our company:

Recognized Brands. We believe the Twin Vee and Bahama Boat Works brands are well-known among boating enthusiasts for performance, quality, and value, and that the market recognizes both Twin Vee and Bahama Boat Works as brands that deliver a proposition.

Diverse Product Offering. We are able to attract consumers across multiple categories within the recreational powerboat industry. We currently have over a dozen models in production that range from our 22-foot single engine BayCat to our flagship 40-foot offshore 400GFX, offered at retail prices that start at approximately $75,000 and go up to $900,000. We further diversified our offerings in 2025, with new our redesigned 22-foot Twin Vee BayCat.

Focus on Innovative Product Offerings. We are currently designing numerous new boat models to meet market demand and grow our business, and our current focus is on bring a full line of monohull boats to the market under the Bahama Boat Works brand.

Price Point. Twin Vee has also made investments in infrastructure and engineering. These investments have resulted in lower material waste, reduced labor hours per boat, reduced re-work, and increased production efficiencies. Therefore, we are able to offer favorable pricing while increasing margins by controlling costs through disciplined engineering and manufacturing processes.

Our Markets

According to SSI data (Statistical Surveys Incorporated), 179,168 new watercraft were sold in the U.S. in 2024, a decline of 9.59% across the entire industry compared to 2023. Our core market corresponds most directly with the saltwater outboard market defined by SSI and is further categorized by the power catamaran segment. The saltwater outboard market experienced a decline of 9.26% in 2024 compared to 2023, with a total of 18,684 new units sold in the United States during 2024.

Outboard Motor Market

An outboard motor is a propulsion system for boats, consisting of a self-contained unit that includes engine, gearbox and propeller or jet drive, designed to be affixed to the outside of the boat. As well as providing propulsion, outboards provide steering control, as they are designed to pivot over their mountings and thus control the direction of thrust. Outboard motors tend to be found on smaller watercraft as it is more efficient for larger boats to have an inboard system. Although outboard engines powered by fossil fuels have traditionally dominated this market and continue to do so, electric outboard motors are a relatively new phenomenon that have been growing in step with the growth in the electric boat market. The boats that we sell and manufacture all have outboard motors.

According to the NMMA, sales of outboard engines. in the United States (which includes outboard motors) were $3.8 billion in 2023. Consumer demand for higher-performance engines hit an all-time high in 2020. The market saw a decline of 1.6% in 2023, over 2022.

Although many recreational boats can be powered by outboard or inboard motors, many consumers prefer outboard motors. Among the reasons for their preference are that, unlike inboard motors, outboard motors can be easily removed for storage or repairs, they provide more room in the boat as they are attached to the transom outside of the boat, they tend to have a shallower draft and they can be more easily replaced in the event the motor no longer works or a desire to upgrade to a higher horsepower.

Our Dealer Network

We primarily sell our gas-powered boats through a network of independent dealers across North America, the Caribbean (Puerto Rico), and Australia. We are always seeking to recruit and establish new dealers and distributors domestically and are striving to develop international distribution.

We establish performance criteria that our dealers must meet in order to be part of our network to ensure our dealer network remains strong, which include minimum annual purchase orders. As a member of our network, dealers in North America may qualify for floor plan financing programs, rebates, seasonal discounts, promotional co-op payments and other allowances. We expect this will strengthen our dealers’ ability to sell our products.

For the year ended December 31, 2024, our top three dealers on a consolidated basis accounted for approximately 40% of our consolidated revenues. Each of these three dealers accounted for more than 10% of our consolidated revenues for the year ended December 31, 2024.

For the year ended December 31, 2023, our top five dealers on a consolidated basis accounted for approximately 35% of our consolidated revenues. During the year ended December 31, 2023, one individual dealer represented 10% of our total sales.

We consistently review our distribution network to identify opportunities to expand our geographic footprint and improve our coverage of the market. We believe that our diverse product offering and strong market position in the United States helped us capitalize on growth opportunities as our industry recovered from the economic downturn. We have the ability to opportunistically add new dealers and new dealer locations to previously underserved markets and use data and performance metrics to monitor dealer performance. We believe our outstanding dealer network allows us to distribute our products more efficiently than our smaller competitors.

We do not have written agreements with our dealers. Prior to the beginning of each year, we establish a minimum number of units that each dealer must acquire based upon indications of interest from the dealers. Payment for the units is made by the dealer or a third-party lender once the boat is manufactured and delivered to the dealer. Dealers are not contractually obligated to purchase any boats. Although to date most dealers have purchased boats for which they have provided indications of interest, we could experience excess inventory and costs if a dealer should choose not to purchase a boat for which it has provided an indication of interest. Beginning in early 2025, as a condition to participate in various programs, we are requiring new dealers to sign a dealer agreement, provide a non-binding APT (Annual Purchase Target), register new boat owners’ warranty information and meet various other requirements. There can be no assurances that these efforts will result in any specific level of participation or adherence to the annual APT.

Demand for our products is typically seasonal, with sales generally highest in the second quarter of the calendar year, although market turmoil over the last couple of years overshadowed normal seasonal patterns.

Floor Plan Financing

Our North American dealers often purchase boats through floor plan financing programs with third-party floor plan financing providers. During the year ended December 31, 2024, a majority of our North American shipments were made pursuant to floor plan financing programs through which our dealers participate. These programs allow dealers across our brands to establish lines of credit with third-party lenders to purchase inventory. Under these programs, a dealer draws on the floor plan facility upon purchasing a boat from us and the lender pays us the invoice price of the boat. As is typical in our industry, we have entered into repurchase agreements with certain floor plan financing providers to our dealers. Under the terms of these arrangements, in the event a lender repossesses a boat from a dealer that has defaulted on its floor financing arrangement and is able to deliver the repossessed boat to us, we are obligated to repurchase the boat from the lender. Our obligation to repurchase such repossessed products for the unpaid balance of our original invoice price for the boat is subject to reduction or limitation based on the age and condition of the boat at the time of repurchase, and in certain cases by an aggregate cap on repurchase obligations associated with a particular floor financing program.

Our exposure under repurchase agreements with third-party lenders is mitigated by our ability to resell repurchased inventory to a new dealer. The primary cost to us of a repurchase event is any margin loss on the resale of a repurchased unit. To date, we have not been required to repurchase any boats under repurchase agreements.

Competition

The powerboat industry, including the performance sport boat category, is highly competitive for consumers and dealers. Competition affects our ability to succeed in the markets we currently serve and new markets that we may enter in the future. We compete with several large manufacturers that may have greater financial, marketing and other resources than we do. We compete with large manufacturers who are represented by dealers in the markets in which we now operate and into which we plan to expand. We also compete with a wide variety of small, independent manufactures. Competition in our industry is based primarily on brand name, price and product performance.

We also face competition for employees. Competition for individuals with experience designing, manufacturing and servicing electric boats is intense, and we may not be able to attract, assimilate, train or retain additional highly qualified personnel in the future. The failure to attract, integrate, train, motivate and retain these additional employees could seriously harm our business and prospects.

Raw Materials, Principal Suppliers, and Customers

We purchase a number of our product parts and components from third-party suppliers, including the fiberglass we use to manufacture parts of our boats, hydrocarbon feedstocks and steel, as well as product parts and components, such as engines and electronic controls, through a sales order process. The most significant component used in manufacturing a gas-powered boat, based on cost, is the engine. We maintain a strong and long-standing relationship with our main supplier of engines, Suzuki Motor of America, Inc.

We do not maintain long-term contracts with preferred suppliers but instead rely on informal arrangements and off-the-shelf purchases. We purchase motors from three different manufacturers. We have not experienced any material shortages in any of our product parts, or components. Temporary shortages, when they do occur, usually involve manufacturers of these products adjusting model mix, introducing new product lines, or limiting production in response to an industry-wide reduction in boat demand.

A few customers have in the past, and may in the future, account for a significant portion of our revenues in any one year or over a period of several consecutive years. For example, during the year end December 31, 2024 three dealers represented 40% of our sales, while during the year end December 31, 2023, five dealers represented 35% of our sales. The loss of business from a significant customer could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Intellectual Property

We have not protected our intellectual property rights for our gas-powered motor products through patents or formal copyright registration, and we do not currently have any patent applications pending related to our gas-powered boats. Instead, we rely on trade secrets, know-how and technology to protect our current products, which are not protected by patents, to protect the intellectual property behind our boats. We utilize confidentiality agreements with our collaborators, employees, consultants, outside collaborators and other advisors to protect our proprietary technology and processes. These agreements may not effectively prevent disclosure of confidential information and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. In addition, others may independently discover trade secrets and proprietary information, and in such cases, we could not assert any trade-secret rights against such party. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection could adversely affect our competitive business position. See “Risk Factors-Intellectual Property Risks.” Although we do have patents to protect our intellectual property rights for electric powered motor products; we are no longer developing electric powered boats.

Insurance and Product Warranties

We carry various insurance policies, including policies to cover general products liability, directors and officers, workers’ compensation and other casualty and property risks, to protect against certain risks of loss consistent with the exposures associated with the nature and scope of our operations. Our policies are generally based on our safety record as well as market trends in the insurance industry and are subject to certain deductibles, limits and policy terms and conditions.

We provide limited product warranties, generally covering periods of ten years for the hull, and the motors are under warranty by their manufacturer.

In addition, we provide a three-year limited fiberglass small parts warranty on some parts and components, such as consoles. Gelcoat is covered up to one year. We pass all warranties included with third party components (e.g., stereos, pumps, electrical devices) directly on to the consumer. Where there is no separate OEM warranty, we provide a one-year basic limited systems warranty for repair or replacement of the defective part.

Environmental, Safety and Regulatory Matters

Certain materials used in our manufacturing, including the resins used in production of our boats, are toxic, flammable, corrosive or reactive and are classified by the federal and state governments as “hazardous materials.” Control of these substances is regulated by the Environmental Protection Agency (the “EPA”) and state pollution control agencies. The United States Clean Air Act (the “CAA”) and corresponding state and provincial rules regulate emissions of air pollutants. The Occupational Safety and Health Administration (“OSHA”) standards limit the emissions to which an employee may be exposed without the need for respiratory protection or upgraded plant ventilation. Our facilities are regularly inspected by OSHA and by state and local inspection agencies and departments. We believe that our facility complies in all material aspects with these regulations. Although capital expenditures related to compliance with environmental laws are expected to increase, we do not currently anticipate any material expenditure will be required to continue to comply with existing environmental or safety regulations in connection with our existing manufacturing facilities.

Powerboats sold in the United States must be manufactured to meet the standards of certification required by the United States Coast Guard. In addition, boats manufactured for sale in the European Community must be certified to meet the European Community’s imported manufactured products standards. These certifications specify standards for the design and construction of powerboats. We believe that all of our boats meet these standards. In addition, safety of recreational boats is subject to federal regulation under the Boat Safety Act of 1971, which requires boat manufacturers to recall products for replacement of parts or components that have demonstrated defects affecting safety. We have instituted recalls for defective component parts produced by certain of our third-party suppliers. None of the recalls has had a material adverse effect on our company.

In addition to the regulation of our manufacturing operations, the EPA has adopted regulations stipulating that many marine propulsion engines meet certain air emission standards. The engines used in our products, all of which are manufactured by third parties, are warranted by the manufacturers to be in compliance with the EPA’s emission standards. Furthermore, the engines used in our products must comply with the applicable emission standards under the Center for European Policy Analysis (“CEPA”) and corresponding provincial legislation. The additional cost of complying with these regulations has increased our cost to purchase the engines and, accordingly, has increased the cost to manufacture our products.

If we are not able to pass these additional costs along to our dealers, it may have a negative impact on our business and financial condition.

Employees/Human Capital

We currently employ approximately 65 employees, which includes about 45 hands-on boat builders, all of whom are full-time employees. None of our employees are represented by a labor union.

Competitive Pay and Benefits

Our compensation programs are designed to align the compensation of our employees with our performance and to provide the proper incentives to attract, retain and motivate employees to achieve superior results. The structure of our compensation programs balances incentive earnings for both short-term and long-term performance. Specifically:

●	we provide employee wages and benefits that are competitive and consistent with employee positions, skill levels, experience, knowledge and geographic location;

●	we align our executives’ long-term equity compensation with our shareholders’ interests by linking realizable pay with stock performance; and

●	all employees are eligible for health insurance, paid and unpaid leaves, a retirement plan and life and disability/accident coverage.

Health and Safety

The health and safety of our employees is our highest priority, and this is consistent with our operating philosophy. Accordingly, with the global spread of the ongoing novel coronavirus pandemic, we have implemented plans designed to address and mitigate the impact of pandemics on the safety of our employees and our business, which include:

●	adding work from home flexibility;

●	adjusting attendance policies to encourage those who are sick to stay home;

●	increasing cleaning protocols across all locations; and

●	initiating regular communication regarding impacts of the COVID-19 pandemic, including health and safety protocols and procedures.

Legal Proceedings

From time to time, we may become involved in legal proceedings or be subject to claims arising in the ordinary course of our business. Except as disclosed below and in our Annual Report on Form 10-K for the year ended December 31, 2024, we are not presently a party to any legal proceedings that, if determined adversely to us, would individually or taken together have a material adverse effect on our business, operating results, financial condition or cash flows. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

On March 10, 2025, shareholders Nabeel Youseph and Marisa Hardyal-Youseph (“Plaintiffs”), who are former holders of common stock of Forza X1, Inc. (“Forza”), commenced an action in the Court of Chancery in the State of Delaware, captioned Youseph, et al. v. Visconti, et al., Case No. 2025-0262, by filing a putative class action complaint (the “Complaint”) against Defendants Joseph Visconti, Kevin Schuyler, Neil Ross, Twin Vee Powercats Co. and Twin Vee Powercats, Inc. (collectively, “Defendants”), related to Forza’s merger with Twin Vee seeking an unspecified award of damages, plus interest, costs, and attorneys’ fees. Plaintiffs’ Complaint asserts claims (1) against Defendants for breach of fiduciary duty in their capacities as controlling shareholders of Forza, (2) against Messrs. Visconti, Schuyler, and Ross for breach of fiduciary duty in their capacities as directors of Forza, and (3) against Mr. Visconti for breach of fiduciary duty in his capacity as an officer of Forza. Defendants deny the allegations and intend to vigorously defend against the claims. At this time, as the matter is in its early stages, the Company is unable to estimate or project the ultimate outcome of this matter.

Corporate Information

Our principal executive office is located at 3101 S. US-1, Ft. Pierce, Florida 34982 and our telephone number is (772) 429-2525. We maintain our corporate website at www.twinvee.com. The reference to our website is an inactive textual reference only, the information that can be accessed through our website is not part of this prospectus, and investors should not rely on any such information in deciding whether to purchase our common stock.

We were incorporated in the State of Florida as Twin Vee Catamarans, Inc. on December 1, 2009 and reincorporated in Delaware on April 7, 2021 under the name to Twin Vee PowerCats Co. ValueRich, Inc. was incorporated under the laws of the state of Florida on July 11, 2003 and reincorporated in Delaware on March 3, 2006. On February 17, 2015 ValueRich, Inc. consummated the acquisition of Twin Vee Catamarans, Inc. On April 26, 2016, ValueRich, Inc. changed its name and began operating under the name Twin Vee PowerCats, Inc. On December 5, 2022, Twin Vee PowerCats, Inc. was merged into our company.

Forza X1, Inc. was initially incorporated as Electra Power Sports, Inc. on October 15, 2021, which name was subsequently changed to Forza X1, Inc. on October 29, 2021. Prior to Forza’s incorporation on October 15, 2021, the electric boat business was operated as our Electra Power Sports™ Division. Following our initial public offering that closed on July 23, 2021 (the “IPO”), we determined in October 2021 that for several reasons, that we would market our new independent line of electric boats under a new brand name (and new subsidiary). and we engaged in a public offering of the shares of common stock of Forza. During 2024, Forza determined to cease production of its planned electric boat, and on November 26, 2024, Forza was merged into Twin Vee Powercats. Co. and became a wholly -owed subsidiary of Twin Vee Powercats. Co.

We are subject to the reporting requirements of the Exchange Act. The Exchange Act requires us to file periodic reports, proxy statements and other information with the Securities and Exchange Commission (“SEC”). The SEC maintains a website that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. These materials may be obtained electronically by accessing the SEC’s website at http://www.sec.gov.

Implications of Being an Emerging Growth Company

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and therefore we intend to take advantage of certain exemptions from various public company reporting requirements, including not being required to have our internal controls over financial reporting audited by our independent registered public accounting firm pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and any golden parachute payments. We may take advantage of these exemptions until we are no longer an “emerging growth company.” In addition, the JOBS Act provides that an “emerging growth company” can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to use the extended transition period for complying with new or revised accounting standards under the JOBS Act. This election allows us to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. As a result of this election, our financial statements may not be comparable to companies that comply with public company effective dates. We will remain an “emerging growth company” until the earlier of (1) the last day of the fiscal year: (a) following the fifth anniversary of the completion of our initial public offering; (b) in which we have total annual gross revenue of at least $1.235 billion; or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common stock that is held by non-affiliates exceeded $700.0 million as of the prior June 30th, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period. References herein to “emerging growth company” have the meaning associated with that term in the JOBS Act.

MANAGEMENT

Information About our Executive Officers and Directors

Our business and affairs are organized under the direction of our board of directors, which currently consists of five members.

The following table sets forth the names, ages and positions of our executive officers and directors as of the date of this prospectus:

Name	Age	Position
Executive Officers:
Joseph C. Visconti	61	President and Chief Executive Officer, Director
Scott P. Searles	50	Interim Chief Financial Officer
Preston Yarborough	45	Vice President and Director

Non-Employee Directors:
Neil Ross (1)(2)(3)(6)	63	Director
Kevin Schuyler (1)(2)(3)(4)(5)	56	Director
Marcia Kull (1)(2)(3)	67	Director

(1) Member of the audit committee

(2) Member of the compensation committee

(3) Member of the nominating and corporate governance committee

(4) Chair of audit committee

(5) Chair of compensation committee

(6) Chair of nominating and corporate governance

Executive Officers

Joseph Visconti has been our Chief Executive Officer and Chairman of the Board since 2015. Mr. Visconti served as our President from 2015 to 2024 and was recently reappointed President in January 2025. With over 25 years of executive level operational and financial experience, Mr. Visconti was the founder, CEO and President of two previous companies, the first company was a regional Investment Bank that he built to over 400 employees and sold in 2000. The second company was ValueRich, a financial media company that was taken public on the American Stock Exchange in 2007. ValueRich transitioned from media related business to Twin Vee PowerCats, Inc. in 2015. Mr. Visconti has experience building teams of professionals with a focus on product development and bringing those products to market. Mr. Visconti received his Associate’s degree from Lynn University in 1984.

We believe that Mr. Visconti’s experience leading us and our majority shareholder company and his operational and financial experience makes him well qualified to be a director of the Company.

Scott P. Searles has been our Interim Chief Financial Officer since September 2025. Mr. Searles has 20 years of corporate experience in senior and executive level finance and operational roles, including finance and accounting, treasury, investor relations and corporate communications, risk management, and other related roles. Mr. Searles also serves as Vice President of FP&A at The Nuclear Company, a position he has held since August 2025. From February 2025 to June 2025, he served as interim Vice President of FP&A at PODS Enterprises LLC. From December 2018 to February 2025, he served as Senior Director FP&A at Walmart Inc. (NYSE: WMT). Mr. Searles holds a Master of Business Administration in Strategy and Finance from the Georgetown University McDonough School of Business and a Bachelor of Science in Computer Science and Engineering from Pennsylvania State University. We believe Mr. Searles’s extensive operational and financial expertise in public companies along with his experience in various leadership roles make him a valuable member of Twin Vee’s management.

Preston Yarborough has been our Vice President since our inception, a Director since August 2010 and has acted as the Director of Product Development since August 2010. We believe Mr. Yarborough’s history and experience developing products and managing the development of new products with us and make him a valuable member of our board and management.

Independent Directors

Neil Ross has been a member of our board of directors since April 8, 2021 and was previously a member of the Forza X1, Inc. board of directors. He has over 30 years of experience in launching products and companies and promoting and growing brands. He has served as the Chief Executive Officer of James Ross Advertising since founding it in February 2003. Most notably, Neil has extensive marine experience partnering with brands like Galati Yachts Sales, Jefferson Beach Yacht Sales, Allied Marine, Bertram Yachts, Twin Vee, Jupiter Marine and Sealine to name a few. Mr. Ross received his Bachelor’s degree from Florida State University.

We believe Mr. Ross’ experience in the yacht and boating industry as well as his expertise in brand awareness and growth makes him well qualified to be a director of the Company.

Kevin Schuyler, CFA has served as our non-executive Chairman of the Board since June 2022, our director since June 2022 and is our Lead Independent Director. Kevin is a Managing Director for CornerStone Partners, an institutional investment adviser. Before joining CornerStone Partners in 2006, he was the chief investment officer at The Nature Conservancy, the world’s largest not-for-profit conservation organization. Kevin began his professional career working at the Chicago Board of Trade with Louis Dreyfus Corporation and later was a management consultant with McKinsey & Company. Kevin serves on the board of Wildrock, Inc., a local not-for-profit, and is a director and Chairman of the Board of Adial Pharmaceuticals, a NASDAQ-listed company (ADIL). A member of the Chartered Financial Analyst Society of Virginia, Kevin graduated with honors from Harvard College and earned an MBA from the Darden Graduate School of Business at the University of Virginia.

We selected Mr. Schuyler to serve on our board of directors because he brings extensive knowledge of the financial markets. We believe Mr. Schuyler’s business background provides him with a broad understanding of the financial markets and the financing opportunities available to us.

Marcia Kull has been a member of our board of directors since November 2024 and was previously a member of the Forza X1, Inc. board of directors. Since November 2017, Ms. Kull has served as President of SheGoes, Inc. A tested and successful marine industry executive, Marcia has guided founders and CEOs from start-ups to century-old companies in executive sales, operations, and legal roles. She served most recently as Chief Transition Officer for Seven Marine, a Wisconsin-based outboard engine manufacturer, guiding integration efforts following Volvo Penta’s 2017 acquisition. Marcia served as President of Torqeedo, Inc., a world leader in marine electric propulsion, responsible for global revenue development and marketing. Previously, she was Vice President-Marine Sales for Volvo Penta, leading sales teams and distribution strategies for leisure and commercial marine segments throughout the North America. From 1996 through 2004, Marcia worked for Genmar Holdings, at the time the largest manufacturer of recreational boats, rising to Senior Vice President- Operations, with overall responsibility for engine purchasing strategy, customer service and warranty and product safety. She also launched innovative dealer programs across the 2000+ Genmar global dealer network. Marcia’s active role in marine industry trade and governmental activities includes serving on the Executive board of directors for the National Marine Manufacturer’s Association (NMMA) from 2013-2017. She was Chairperson of the NMMA’s Engine Manufacturers board of directors, the first woman to chair that committee, following a four-year stint as its Vice Chair. She chaired the NMMA Boating Industry Risk Management Council for six years. In 2007, she was appointed to the National Boating Safety Advisory Council by the Secretary of the Department of Homeland Security and served two terms as a manufacturer representative.

Ms. Kull also practiced as a trial attorney for over 11 years where she specialized in defending manufacturers in complex products liability, warranty and other business litigation. Ms. Kull received her bachelor’s degree from the University of Iowa and her JD from the University of Iowa College of Law.

We believe Ms. Kull’s business experience, particularly in the boating industry as well as her legal expertise makes her well qualified to be a director of the Company.

Family Relationships

No family relationships exist between any director, executive officer or person nominated or chosen to be a director or officer.

Board of Directors Composition

Our board of directors currently consists of five members. The number of directors will be fixed by our board of directors, subject to the terms of our certificate of incorporation and bylaws. Each of our current directors will continue to serve as a director until the election and qualification of his or her successor, or until his or her earlier death, resignation or removal.

Our certificate of incorporation provides that our board of directors is divided into three (3) classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of stockholders, with the other classes continuing for the remainder of their respective three-year terms. Our current directors are divided among the three (3) classes as follows:

●	the Class I directors are Neil Ross and Marcia Kull, and their terms will expire at the annual meeting of stockholders to be held in 2025;

●	the Class II director is Preston Yarborough, and his terms will expire at the annual meeting of stockholders to be held in 2026; and

●	the Class III directors are Kevin Schuyler and Joseph Visconti, and their terms will expire at the annual meeting of stockholders to be held in 2027.

At each annual meeting of stockholders, upon the expiration of the term of a class of directors, the successor to each such director in the class will be elected to serve from the time of election and qualification until the third annual meeting following his or her election and until his or her successor is duly elected and qualified, in accordance with our certificate of incorporation. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of our directors.

This classification of our board of directors may have the effect of delaying or preventing changes in control of our company.

Director Independence

Our common stock has traded on The Nasdaq Capital Market, or Nasdaq, under the symbol “VEEE” since July 21, 2021. Under the rules of Nasdaq, independent directors must comprise a majority of a listed company’s board of directors within one year of the completion of its initial public offering. In addition, the rules of Nasdaq require that, subject to specified exceptions, each member of a listed company’s audit, compensation and nominating and corporate governance committees be independent. Audit committee members and compensation committee members must also satisfy the independence criteria set forth in Rule 10A-3 and Rule 10C-1, respectively, under the Exchange Act. Under the rules of Nasdaq, a director will only qualify as an “independent director” if, in the opinion of that company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

To be considered to be independent for purposes of Rule 10A-3 and under the rules of Nasdaq, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board of directors committee: (1) accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries; or (2) be an affiliated person of the listed company or any of its subsidiaries.

To be considered independent for purposes of Rule 10C-1 and under the rules of Nasdaq, the board of directors must affirmatively determine that each member of the compensation committee is independent, including a consideration of all factors specifically relevant to determining whether the director has a relationship to the company which is material to that director’s ability to be independent from management in connection with the duties of a compensation committee member, including, but not limited to: (i) the source of compensation of such director, including any consulting, advisory or other compensatory fee paid by the company to such director; and (ii) whether such director is affiliated with the company, a subsidiary of the company or an affiliate of a subsidiary of the company.

Our board of directors undertook a review of its composition, the composition of its committees and the independence of our directors and considered whether any director has a material relationship with us that could compromise his or her ability to exercise independent judgment in carrying out his or her responsibilities. Based upon information requested from and provided by each non-employee director concerning his or her background, employment and affiliations, including family relationships, our board of directors has determined that none of Ms. Kull or Messrs. Ross and Schuyler have relationships that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the rules of Nasdaq and Rule 10A-3 and Rule 10C-1 under the Exchange Act.

In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director, and the transactions involving them described in Part III, Item 13 “Certain Relationships and Related Transactions, and Director Independence.”

Board of Directors Leadership Structure

Our Chief Executive Officer serves as our Chairman of the Board. Kevin Schuyler is the Board’s lead independent director. Our Board does not have a formal policy as to whether the same person should serve as our Chairman of the Board and Chief Executive Officer. Our Board has determined its leadership structure is appropriate and effective given our stage of development.

Board of Directors Committees

We currently have an audit committee, a compensation committee and a nominating and corporate governance committee, each of which has the composition and the responsibilities described below. The following table shows the directors who are currently members or Chairman of each of these committees.

Board Members	Audit Committee	Compensation Committee	Nominating and Corporate Governance Committee
Kevin Schuyler	Chairman	Chairman	Member
Neil Ross	Member	Member	Chairman
Marcia Kull	Member	Member	Member

Audit Committee

The members of our audit committee consist of Marcia Kull, Neil Ross and Kevin Schuyler. Mr. Schuyler serves as the chair of our audit committee. All of the members of the audit committee are independent, as that term is defined under the rules of Nasdaq. The primary purpose of the audit committee is to oversee the quality and integrity of our accounting and financial reporting processes and the audit of our financial statements. Specifically, the audit committee will:

●	select and hire the independent registered public accounting firm to audit our financial statements;

●	help to ensure the independence and performance of the independent registered public accounting firm;

●	approve audit and non-audit services and fees;

●	review financial statements and discuss with management and the independent registered public accounting firm our annual audited and quarterly financial statements, the results of the independent audit and the quarterly reviews and the reports and certifications regarding internal controls over financial reporting and disclosure controls;

●	prepare the audit committee report that the SEC requires to be included in our annual proxy statement;

●	review reports and communications from the independent registered public accounting firm;

●	review the adequacy and effectiveness of our internal controls and disclosure controls and procedure;

●	review our policies on financial risk assessment and financial risk management;

●	review related party transactions;

●	establish and oversee procedures for the receipt, retention and treatment of accounting related complaints and the confidential submission by our employees of concerns regarding questionable accounting or auditing matters; and

●	review and discuss the Company’s policies regarding information technology security and protection from cyber risks.

Our audit committee operates under a written charter that satisfies the applicable rules of the SEC and the listing standards of Nasdaq, a copy of which is available on our website at www.twinvee.com. The Board has determined that Mr. Schuyler is an audit committee financial expert, as such term is used in Section 407 of Regulation S-K.

Compensation Committee

Our compensation committee consists of Marcia Kull, Neil Ross and Kevin Schuyler. Mr. Schuyler serves as the chair of our compensation committee. All of the members of our compensation committee are independent, as that term is defined under the rules of Nasdaq. Our compensation committee oversees our compensation policies, plans and benefits programs. The compensation committee also:

●	oversees our overall compensation philosophy and compensation policies, plans and benefit programs;

●	reviews and approves, or recommends to our board of directors for approval, compensation for our executive officers and directors;

●	prepares the compensation committee report that the SEC would require to be included in our annual proxy statement if we were no longer deemed to be an emerging growth company or a smaller reporting company; and

●	administers our equity compensation plans.

Our compensation committee operates under a written charter that satisfies the applicable rules of the SEC and the listing standards of Nasdaq, a copy of which is available on our website at www.twinvee.com.

Nominating and Corporate Governance Committee

The members of our nominating and corporate governance committee consist of Marcia Kull, Neil Ross and Kevin Schuyler. Neil Ross serves as the chair of our nominating and corporate governance committee. Each is independent, as that term is defined under the rules of Nasdaq. Our nominating and corporate governance committee oversees and assists our board of directors in reviewing and recommending nominees for election as directors. Specifically, the nominating and corporate governance committee:

●	identifies, evaluates and makes recommendations to our board of directors regarding nominees for election to our board of directors and its committees;

●	considers and make recommendations to our board of directors regarding the composition of our board of directors and its committees;

●	reviews developments in corporate governance practices;

●	evaluates the adequacy of our corporate governance practices and reporting; and

●	evaluates the performance of our board of directors and of individual directors.

Our nominating and corporate governance committee operates under a written charter that satisfies the applicable rules of the SEC and the listing standards of Nasdaq, a copy of which is available on our website at www.twinvee.com.

Risk Oversight

In its governance role, and particularly in exercising its duty of care and diligence, the board of directors is responsible for ensuring that appropriate risk management policies and procedures are in place to protect the company’s assets and business. Our board of directors has broad and ultimate oversight responsibility for our risk management processes and programs and executive management is responsible for the day-to-day evaluation and management of risks to the Company.

Code of Conduct and Ethics

We have adopted a written code of conduct and ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. The code of business conduct and ethics is available on our website at www.twinvee.com. We intend to disclose future amendments to such code, or any waivers of its requirements, applicable to any principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions or our directors on our website at www.twinvee.com. The inclusion of our website address in this prospectus does not include or incorporate by reference the information on our website into this prospectus. We will provide any person, without charge, upon request, a copy of our code of conduct and ethics. Such requests should be made in writing to the attention of Glenn Sonoda, Secretary, Twin Vee PowerCats Co., 3101 US-1 Fort Pierce, Florida 34982.

Insider Trading Policy

We maintain an Insider Trading Policy that contains prohibitions on, among other items, directors, officers and employees purchasing or selling our securities while in possession of material, non-public information. While our executive officers are not required to enter into trading plans in advance of any transactions in our securities, our executives and directors are permitted to enter into trading plans that are intended to comply with the requirements of Rule 10b5-1 of the Exchange Act. The Insider Trading Policy also requires the Company to comply with all insider trading laws, rules and regulations, and any applicable listing standards when engaging in transactions in its own securities.

Limitation of Liability and Indemnification

Our certificate of incorporation and bylaws provide that we will indemnify our directors and officers, and may indemnify our employees and other agents, to the fullest extent permitted by Delaware law. Delaware law prohibits our certificate of incorporation from limiting the liability of our directors for the following:

●	any breach of the director’s duty of loyalty to us or to our stockholders;

●	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

●	unlawful payment of dividends or unlawful stock repurchases or redemptions; and

●	any transaction from which the director derived an improper personal benefit.

If Delaware law is amended to authorize corporate action further eliminating or limiting the personal liability of a director, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law, as so amended. Our certificate of incorporation does not eliminate a director’s duty of care and, in appropriate circumstances, equitable remedies, such as injunctive or other forms of non-monetary relief, remain available under Delaware law. This provision also does not affect a director’s responsibilities under any other laws, such as the federal securities laws or other state or federal laws. Under our bylaws, we will also be empowered to purchase insurance on behalf of any person whom we are required or permitted to indemnify.

In the case of an action or proceeding by or in the right of our company or any of our subsidiaries, no indemnification will be provided for any claim where a court determines that the indemnified party is prohibited from receiving indemnification. We believe that these charter and bylaw provisions are necessary to attract and retain qualified persons as directors and officers.

The limitation of liability and indemnification provisions in our certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our stockholders. Moreover, a stockholder’s investment may be harmed to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. There is no pending litigation or proceeding naming any of our directors or officers as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

In addition to the indemnification that will be provided for in our certificate of incorporation and bylaws, the employment agreements with certain of our executive officers include indemnification provisions providing for rights of indemnification as set forth in our certificate of incorporation and bylaws.

EXECUTIVE COMPENSATION

Our named executive officers for the year ended December 31, 2024, which consisted of our principal executive officer and the next most highly compensated executive officers, were:

●	Joseph C. Visconti, President and Chief Executive Officer
●	Michael P. Dickerson, Former Chief Financial & Administrative Officer
●	Preston Yarborough, Vice President

Summary Compensation Table

The following table sets forth information regarding the compensation that was paid to our named executive officers during the years ended December 31, 2024 and December 31, 2023.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Option Awards ($)(1)	All Other Compensation ($)		Total ($)

Joseph C. Visconti(2)	2024	384,233	500,000	84,900	52,940	(3)	1,022,073
President and Chief Executive Officer	2023	250,000	300,000		49,758	(3)	599,758

Michael P. Dickerson (6) Former Chief Financial & Administrative Officer	2024	141,538	130,000	114,300	36,094	(4)	421,932

Preston Yarborough	2024	182,584	67,761	28,300	33,578	(5)	312,223
Vice President	2023	185,841	61,208	27,212	23,036	(5)	297,297

(1)	Options issued pursuant to the 2021 Plan and Forza’s 2022 Stock Incentive Plan (the “2022 Plan”). The amounts in the “Option Awards” column reflect the dollar amounts of the grant date fair value for the financial statement reporting purposes for stock options for the fiscal years ended December 31, 2024 and 2023 in accordance with ASC 718. The fair value of the options was determined using the Black-Scholes model. For a discussion of the assumptions used in computing this valuation, see Note 13 to the consolidated financial statements included in this prospectus.

(2)	Mr. Visconti serves. as our Chief Executive Officer, President and Chair of the Board. He resigned the role of President in July 2024 and was reappointed to such role on January 22, 2025. The Summary Compensation Table does not include the following compensation paid to Mr. Visconti by Forza in connection with his employment as an executive officer of Forza prior to the Merger: (i) salary of $124,618 and $75,000 during 2024 and 2023, respectively; (ii) bonus payments of $0 during 2024 and 2023, respectively; and (ii) stock option awards with a grant date fair value of $0 and $80,016 during 2024 and 2023, respectively. Mr. Visconti was appointed Forza’s Executive Chairman and Chief of Product Development in July 2022. In March 2024, Mr. Visconti was appointed as Forza’s Interim Chief Executive Officer.

(3)	Consists of $30,000 of car expense paid, $21,578 of health insurance expense, and $1,362 of life insurance paid in 2024 and $30,000 of car expense paid, $18,461 of health insurance expense, and $1,297 of life insurance paid in 2023.

(4)	Consists of $11,094 of health insurance expense paid and $25,000 paid for relocation expenses paid in 2024.

(5)	Consists of $12,000 of car expenses paid and $21,578 of health insurance expense paid in 2024 and$12,000 of car expenses paid and $11,036 of health insurance expense paid in 2023.

(6)	Represents a partial year beginning April 4, 2024. Mr. Dickerson resigned as our Chief Financial & Administrative Officer in September 2025.

Outstanding Equity Awards at Fiscal Year-End (December 31, 2024)

The following table provides information about the number of outstanding equity awards held by each of our named executive officers as of December 31, 2024:

Option Awards
Name	Number of Securities Underlying Unexercised Options (Exercisable)	Number of Securities Underlying Unexercised Options (Unexercisable)		Option Exercise Price	Option Expiration Date	Equity Incentive Plan Awards: Number of Unearned Shares That Have Not Vested	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares That Have Not Vested

Joseph C. Visconti	27,000	0	(1)	58.00	6/8/2031	—	—
President and Chief	24,666	0	(2)	81.70	8/10/2032	—	—
Executive Officer	24,293	706	(3)	20.10	10/20/2032	—	—
	5,608	508	(4)	21.70	12/14/2032	—	—
	5,629	3,178	(6)	11.40	10/4/2033	—	—
	18,750	11,250	(8)	5.70	6/26/2034
	4,888	39,112	(10)	2.71	05/19/2035

Michael P. Dickerson	7,097	7,903	(7)	9.10	4/4/2034
Former Chief Financial &	2,500	7,500	(8)	5.70	6/26/2034
Administrative Officer	1,250	3,750	(9)	5.30	6/27/2034
	888	7,112	(10)	2.71	05/19/2035

Preston Yarborough	13,599	0	(1)	58.00	7/23/2031	—	—
Vice President	1,593	907	(5)	13.50	10/4/2033	—	—
	6,243	3,756	(7)	5.70	6/26/2034	—	—
	2,803	254	(4)	21.70	12/14/2032	—	—
	972	556	(6)	11.40	10/4/2033	—	—
	888	7,112	(10)	2.71	05/19/2025

(1)	On July 23, 2021, options were granted under the 2021 Plan, vesting monthly over 3 years.

(2)	On August 11, 2022, options were granted under the 2022 Plan, vesting monthly over 3 years. Options were assumed by Twin Vee in connection with the Merger.

(3)	On October 20, 2022, options were granted under the 2021 Plan, vesting monthly over 3 years.

(4)	On December 15, 2022, options were granted under the 2022 Plan, vesting monthly over 3 years. Options were assumed by Twin Vee in connection with the Merger.

(5)	On October 4, 2023, options were granted, under the Twin Vee 2021 Stock Incentive Plan, vesting monthly over 3 years.

(6)	On October 4, 2023, options were granted under the 2022 Plan, vesting monthly over 3 years. Options were converted to Twin Vee options in connection with the Merger.

(7)	On April 4, 2024, options were granted under the 2021 Plan, with the first 25,000 shares vesting six months after the date of grant and the remaining shares vesting on the first day of each month thereafter, pro rata monthly over the next 30 months.

(8)	On June 26, 2024, options were granted under the 2021 Plan, vesting annually over 4 years.

(9)	On June 27, 2024, options were granted, under the Twin Vee 2021 Stock Incentive Plan, vesting annually over 4 years.

(10)	On May 19, 2025, options were granted, under the Twin Vee 2021 Stock Incentive Plan, vesting annually over 3 years.

Employment Arrangements with Our Named Executive Officers

Joseph Visconti

Twin Vee entered into a five-year employment agreement with Mr. Visconti effective upon the closing of the initial public offering in July 2021, which was amended on October 20, 2022 (as amended, the “Visconti Employment Agreement”). Under the Visconti Employment Agreement, Mr. Visconti serves as Twin Vee’s President and Chief Executive Officer. He receives an annual base salary of $250,000 and is eligible to receive an annual performance cash bonus with a target amount equal to 120% of his annual base salary, based upon achievement of performance goals established by the compensation committee of Twin Vee’s board of directors. Upon the completion of Twin Vee’s initial public offering in July 2021, Mr. Visconti received a stock option to purchase 272,000 shares of Twin Vee’s common stock under the 2021 Plan, vesting pro rata on a monthly basis over a three-year period subject to continued employment through each vesting date. On October 20, 2022, Mr. Visconti received a stock option to purchase 250,000 shares of Twin Vee’s common stock under the 2021 Plan, vesting pro rata on a monthly basis over a three-year period subject to continued employment through each vesting date.

The Visconti Employment Agreement provides that Mr. Visconti will be eligible to participate in all benefit and fringe benefit plans generally made available to Twin Vee’s other executive officers. In addition, he is entitled to (i) four weeks of paid vacation per year, (ii) a $2,500 a month car allowance and (iii) the cost of medical insurance for coverage for Mr. Visconti and his family.

The Visconti Employment Agreement provides that it shall continue until terminated (i) by mutual agreement; (ii) due to death or disability of Mr. Visconti; (iii) by Mr. Visconti without good reason upon 90 days written notice to us; (iv) by us for cause (as defined in the Visconti Employment Agreement); (v) by us without cause; or (vi) by Mr. Visconti for good reason (as defined in the Visconti Employment Agreement).

Pursuant to the Visconti Employment Agreement, Mr. Visconti is subject to a one-year post-termination non-compete and non-solicit of employees and clients. He is also bound by confidentiality provisions.

In the event of a termination by Twin Vee without cause or a termination by Mr. Visconti for good reason other than in connection with a change in control, Mr. Visconti will receive: an aggregate of twelve months of salary continuation at his then-current base annual salary, paid out in equal installments over a 6 month period; payment of any amount of annual bonus accrued for the year prior to the date of termination; payment of the bonus Mr. Visconti would have received based on the attainment of performance goals had he remained employed through the end of the year of termination, pro-rated based on the number of days in the termination year that Mr. Visconti was employed by Twin Vee (paid when its other senior executives receive payment of their annual bonuses); reimbursement of COBRA premiums for up to twelve months; and full vesting for any outstanding, unvested equity awards granted under the 2021 Plan. Mr. Visconti’s outstanding vested stock options in Twin Vee will generally remain exercisable no longer than six months following such a termination.

In the event of a termination by Twin Vee without cause or a resignation by Mr. Visconti for good reason within twelve months following a change in control, Mr. Visconti will receive an aggregate of 18 months of salary continuation at his then-current base annual salary, paid out in equal installments over a twelve month period; payment of any amount of annual bonus accrued for the year prior to the year of termination; payment of a pro-rated target annual bonus for the year of termination based on the number of days in the termination year that Mr. Visconti was employed by Twin Vee; payment of one time his then-current target annual bonus; reimbursement of COBRA premiums for up to 18 months; and full vesting for any outstanding, unvested equity awards granted under the Twin Vee 2021 Plan. Mr. Visconti’s outstanding vested stock options will generally remain exercisable no longer than six months following such a termination.

The receipt of any termination benefits described above is subject to Mr. Visconti’s execution of a release of claims in favor of the Company, a form of which is attached as an exhibit to the Visconti Employment Agreement.

In the event of Mr. Visconti’s termination due to death or disability, Mr. Visconti will receive full vesting for any outstanding, unvested equity awards granted under Twin Vee’s 2021 Plan. Mr. Visconti’s outstanding vested stock options will generally remain exercisable no longer than six months following such a termination.

Scott P. Searles

Twin Vee entered into a ninety-day employment agreement with Mr. Searles (the “Searles Employment Agreement”) effective April 4, 2024. Under the Searles Employment Agreement, Mr. Searles served as Twin Vee’s Interim Chief Financial Officer. He receives a base salary of $60,000 for the term period and is eligible to receive stock options to purchase shares of Twin Vee’s common stock under its 2021 Plan or such other equity awards as Twin Vee’s board of directors may determine in its sole discretion.

The Searles Employment Agreement provides that Mr. Searles is eligible to participate in all benefit and fringe benefit plans generally made available to Twin Vee’s other executive officers.

The Searles Employment Agreement provides that it shall continue until terminated (i) by mutual agreement; (ii) due to death or disability of Mr. Searles; (iii) by Mr. Searles upon 30 days written notice to Twin Vee; or (iv) by Twin Vee upon notice.

Pursuant to the Searles Employment Agreement, Mr. Searles is subject to a three-month post-termination non-compete and non-solicit of employees and clients. He is also bound by confidentiality provisions.

In the event of a termination by Twin Vee the effective date of the Searles Employment Agreement, Mr. Searles will receive the balance of the base salary.

The receipt of any termination benefits described above is subject to Mr. Searles’s execution of a release of claims in favor of the Company, a form of which is attached as an exhibit to the Searles Employment Agreement.

In the event of Mr. Searles’s termination due to death or disability not in connection with a change in control, Mr. Searles will receive full vesting of any outstanding, unvested equity awards granted under the 2021 Plan. In the event of Mr. Searles’s termination due to death or disability in connection with a change in control, Mr. Searles will receive full vesting of any outstanding, unvested equity awards granted under any of our equity incentive plans. Mr. Searles’s outstanding vested stock options will generally remain exercisable no longer than six months following such a termination.

Michael P. Dickerson

Twin Vee entered into a five-year employment agreement with Mr. Dickerson (the “Dickerson Employment Agreement”) effective April 4, 2024. Under the Dickerson Employment Agreement, Mr. Dickerson served as Twin Vee’s Chief Financial and Administrative Officer. He receives an annual base salary of $200,000 and is eligible to receive an annual performance cash bonus with a target amount equal to 50% of his annual base salary, based upon achievement of performance goals established by the compensation committee of Twin Vee’s board of directors. Mr. Dickerson also received a stock option to purchase 150,000 shares of Twin Vee’s common stock under its 2021 Plan, vesting as follows: One-sixth (25,000) of the Option vesting six months after the issuance date and subsequently in thirty (30) equal monthly installments commencing on the first day of the month thereafter, subject to his continued employment through each such vesting date.

The Dickerson Employment Agreement provides that Mr. Dickerson is eligible to participate in all benefit and fringe benefit plans generally made available to Twin Vee’s other executive officers. In addition, he is entitled to four weeks of paid time off per year. Twin Vee pays up to $2,000 per month towards Mr. Dickerson and Mr. Dickerson’s family health insurance coverage. Moreover, Mr. Dickerson was paid $25,000 for relocation expenses and temporary lodging after the Dickerson Employment Agreement was executed.

In the event that Twin Vee earns Eight Million Dollars ($8,000,000) in top line revenue for any rolling three-month period, the Dickerson Employment Agreement states that Twin Vee shall start paying for the entire cost of medical insurance coverage for Mr. Dickerson and his family throughout the Term of the Agreement. Mr. Dickerson shall also start receiving a $1,000 a month car allowance throughout the Term of the Agreement.

The Dickerson Employment Agreement provides that it shall continue until terminated (i) by mutual agreement; (ii) due to death or disability of Mr. Dickerson; (iii) by Mr. Dickerson upon 90 days written notice to Twin Vee; (iv) by Twin Vee for cause (as defined in the Dickerson Employment Agreement); or (v) by Twin Vee without cause.

Pursuant to the Dickerson Employment Agreement, Mr. Dickerson is subject to a one-year post-termination non-compete and non-solicit of employees and clients. He is also bound by confidentiality provisions.

In the event of a termination by Twin Vee without cause after the first three (3) months following the effective date of the Dickerson Employment Agreement, Mr. Dickerson will receive an aggregate of six months of salary continuation at his then-current base annual salary, paid out in equal installments over a six-month period.

The receipt of any termination benefits described above is subject to Mr. Dickerson’s execution of a release of claims in favor of the Company, a form of which is attached as an exhibit to the Dickerson Employment Agreement.

In the event of Mr. Dickerson’s termination due to death or disability not in connection with a change in control, Mr. Dickerson will receive full vesting of any outstanding, unvested equity awards granted under the 2021 Plan. In the event of Mr. Dickerson’s termination due to death or disability in connection with a change in control, Mr. Dickerson will receive full vesting of any outstanding, unvested equity awards granted under any of our equity incentive plans. Mr. Dickerson’s outstanding vested stock options will generally remain exercisable no longer than six months following such a termination.

Mr. Dickerson resigned as our Chief Financial & Administrative Officer in September 2025.

Preston Yarborough

We entered into a five-year employment agreement with Mr. Yarborough effective upon the closing of Twin Vee’s initial public offering in July 2021, which was amended on June 27, 2024 (as amended, the “Yarborough Employment Agreement”). Under the Yarborough Employment Agreement, Mr. Yarborough serves as our Vice President and Director of Product Development. He receives an annual base salary of $200,000 and is eligible to receive an annual performance cash bonus with a target amount equal to 50% of his annual base salary, based upon achievement of performance goals established by the compensation committee of our board of directors. Upon the completion of our initial public offering in July 2021, Mr. Yarborough received a stock option to purchase 136,000 shares of our common stock under the 2021 Plan, vesting monthly over a three-year period subject to continued employment through each vesting date.

The Yarborough Employment Agreement provides that Mr. Yarborough would be eligible to participate in all benefit and fringe benefit plans generally made available to our other executive officers. In addition, he is entitled to (i) four weeks of paid vacation per year, (ii) a $1,000 a month car allowance and (iii) the cost of medical insurance for coverage for Mr. Yarborough and his family.

The Yarborough Employment Agreement provides that it shall continue until terminated (i) by mutual agreement; (ii) due to death or disability of Mr. Yarborough; (iii) by Mr. Yarborough without good reason upon 90 days written notice to us; (iv) by us for cause (as defined in the Yarborough Employment Agreement); (v) by us without cause; or (vi) by Mr. Yarborough for good reason (as defined in the Yarborough Employment Agreement).

Pursuant to the Yarborough Employment Agreement, Mr. Yarborough is subject to a one-year post-termination non-compete and non-solicit of employees and clients. He is also bound by confidentiality provisions.

In the event of a termination by us without cause or a termination by Mr. Yarborough for good reason other than in connection with a change in control, Mr. Yarborough will receive: an aggregate of nine months of salary continuation at his then-current base annual salary, paid out in equal installments over a six month period; payment of any amount of annual bonus accrued for the year prior to the date of termination; payment of the bonus Mr. Yarborough would have received based on the attainment of performance goals had he remained employed through the end of the year of termination, pro-rated based on the number of days in the termination year that Mr. Yarborough was employed by us (paid when our other senior executives receive payment of their annual bonuses); reimbursement of COBRA premiums for up to nine months; and full vesting for any outstanding, unvested equity awards granted under the 2021 Plan. Mr. Yarborough’s outstanding vested stock options will generally remain exercisable no longer than six months following such a termination.

In the event of a termination by us without cause or a resignation by Mr. Yarborough for good reason within twelve months following a change in control, Mr. Yarborough will receive an aggregate of twelve months of salary continuation at his then-current base annual salary, paid out in equal installments over a twelve month period; payment of any amount of annual bonus accrued for the year prior to the year of termination; payment of a pro-rated target annual bonus for the year of termination based on the number of days in the termination year that Mr. Yarborough was employed by us;

payment of one time his then-current target annual bonus; reimbursement of COBRA premiums for up to twelve months; and full vesting for any outstanding, unvested equity awards granted under the Twin Vee 2021 Plan. Mr. Yarborough’s outstanding vested stock options will generally remain exercisable no longer than six months following such a termination.

The receipt of any termination benefits described above is subject to Mr. Yarborough’s execution of a release of claims in favor of the Company, a form of which is attached as an exhibit to the Yarborough Employment Agreement.

In the event of Mr. Yarborough’s termination due to death or disability, Mr. Yarborough will receive full vesting for any outstanding, unvested equity awards granted under Twin Vee’s 2021 Plan. Mr. Yarborough’s outstanding vested stock options will generally remain exercisable no longer than six months following such a termination.

On October 4, 2023, the board of directors approved the temporary payment of $7,000 a month in additional compensation to Preston Yarborough for services he rendered as Interim Plant Manager of the AquaSport manufacturing plant in White Bluff Tennessee. This arrangement ended January 5, 2024.

Employee Benefit and Stock Plans

Simple IRA Plan

We maintain a Simple IRA retirement savings plan for the benefit of our employees, including our named executive officers, who satisfy certain eligibility requirements. Under the Simple IRA, eligible employees may elect to defer a portion of their compensation, within the limits prescribed by the Code, on a pre-tax basis through contributions to the Simple IRA plan. The Simple IRA plan authorizes employer safe harbor matching contributions equal to 3% of covered compensation for eligible employees. The Simple IRA plan is intended to qualify under Sections 401(a) and 501(a) of the Code. As a tax-qualified retirement program, contributions to the Simple IRA plan and earnings on those contributions are not taxable to the employees until distributed from the Simple IRA plan.

2021 Stock Incentive Plan

On April 8, 2021, our board of directors and our stockholders approved the Twin Vee PowerCats Co. 2021 Stock Incentive Plan, which plan was amended and restated on June 1, 2021. The 2021 Plan became effective immediately prior to the closing of our initial public offering in July 2021. The principal provisions of the 2021 Plan are summarized below.

Administration

The 2021 Plan vests broad powers in a committee to administer and interpret the 2021 Plan. Our board of directors has initially designated the compensation committee to administer the 2021 Plan. Except when limited by the terms of the 2021 Plan, the compensation committee has the authority to, among other things: select the persons to be granted awards; determine the type, size and term of awards; establish performance objectives and conditions for earning awards; determine whether such performance objectives and conditions have been met; and accelerate the vesting or exercisability of an award. In its discretion, the compensation committee may delegate all or part of its authority and duties with respect to granting awards to one or more of our officers, subject to certain limitations and provided applicable law permits.

Our board of directors may amend, alter or discontinue the 2021 Plan and the compensation committee may amend any outstanding award at any time; provided, however, that no such amendment or termination may adversely affect awards then outstanding without the holder’s permission. In addition, any amendments seeking to increase the total number of shares reserved for issuance under the 2021 Plan or modifying the classes of participants eligible to receive awards under the 2021 Plan will require ratification by our stockholders in accordance with applicable law. Additionally, as described more fully below, neither the compensation committee nor the board of directors is permitted to reprice outstanding options or stock appreciation rights without shareholder consent.

Eligibility

Any of our employees, directors, consultants, and other service providers, or those of our affiliates, are eligible to participate in the 2021 Plan and may be selected by the compensation committee to receive an award.

Vesting

The compensation committee determines the vesting conditions for awards. These conditions may include the continued employment or service of the participant, the attainment of specific individual or corporate performance goals, or other factors as determined in the compensation committee’s discretion (collectively, “Vesting Conditions”).

Shares of Stock Available for Issuance

Subject to certain adjustments, the maximum number of shares of common stock that initially could be issued under the 2021 Plan in connection with awards was 1,000,000 shares. In addition, the maximum number of shares of common stock that may be issued under the 2021 Plan automatically increases on January 1 of each calendar year for a period of ten years commencing on January 1, 2022 and ending on (and including) January 1, 2031, by a number of shares of common stock equal to 4.5% of the total number of shares of common stock outstanding on December 31 of the preceding calendar year; provided, however that the board of directors may act prior to January 1 of a given calendar year to provide that the increase for such year will be a lesser number of shares of common stock. All available shares may be utilized toward the grant of any type of award under the 2021 Plan. The 2021 Plan imposes a limitation on the total grant date fair value of awards granted to any non-employee director in his or her capacity as a non-employee director in any single calendar year of 1,000,000 shares. The total number of shares authorized for issuance under the 2021 Plan increased on January 1, 2024 to 2,171,800 shares of our common stock. In addition, effective as of November 11, 2024, the 2021 Plan was amended to increase the number of shares of common stock available for issuance thereunder by 1,000,000 shares to 3,171,800 shares. We have issued options to purchase an aggregate of 1,271,016 shares of our common stock. The total number of shares available for issuance further increased on January 1, 2025 to 3,841,150 shares of our common stock. After the Reverse Stock Split, the total number of shares available for issuance was adjusted to 384,115 shares of our common stock.

Forza’s 2022 Stock Incentive Plan

At the Effective Time of the Merger, we assumed Forza’s 2022 Plan, and every stock option that was outstanding and unexercised immediately prior to the Effective Time under the Forza Plan, whether or not vested, was automatically converted into an option to purchase shares of Twin Vee Common Stock that the holder would have received if such holder had exercised such stock option to purchase shares of Forza common stock prior to the Merger and exchanged such shares for shares of Twin Vee Common Stock in accordance with the Merger exchange ratio. The principal provisions of the 2022 Plan are summarized below.

Administration

The 2022 Plan vests broad powers in a committee to administer and interpret the 2022 Plan. Forza’s board of directors designated its compensation committee to administer the 2022 Plan. Except when limited by the terms of the 2022 Plan, the compensation committee had the authority to, among other things: select the persons to be granted awards; determine the type, size and term of awards; establish performance objectives and conditions for earning awards; and delegate all or part of its authority and duties with respect to granting awards to one or more of Forza’s officers, subject to certain limitations and provided applicable law so permits. Following our assumption of the 2022 Plan, the compensation committee of our board of directors has the authority to: determine whether any performance objectives or conditions for earning awards have been met; and accelerate the vesting or exercisability of an award.

Our board of directors may amend, alter or discontinue the 2022 Plan and the compensation committee may amend any outstanding award at any time; provided, however, that no such amendment or termination may adversely affect awards then outstanding without the holder’s permission. In addition, any amendments seeking to increase the total number of shares reserved for issuance under the 2022 Plan or modifying the classes of participants eligible to receive awards under the 2022 Plan would require ratification by our stockholders in accordance with applicable law. Additionally, as described more fully below, neither the compensation committee nor the board of directors is permitted to reprice outstanding options or stock appreciation rights without stockholder consent.

Eligibility

Any of Forza’s employees, directors, consultants, and other service providers, or those of its affiliates, were eligible to participate in the 2022 Plan and could be selected by Forza’s compensation committee to receive an award.

Vesting

Forza’s compensation committee determined the vesting conditions for awards. These conditions may include the continued employment or service of the participant, the attainment of specific individual or corporate performance goals, or other factors as determined in the compensation committee’s discretion (collectively, “Vesting Conditions”).

Shares of Stock Available for Issuance

Subject to certain adjustments, the maximum number of shares of common stock that could be issued under the 2022 Plan in connection with awards was1,970,250 shares, which takes into account awards made available on January 1, 2024 due to the evergreen provision in the 2022 Plan, provided that no further awards shall be made out of the 2022 Plan following its assumption by us. In addition, the 2022 Plan provided for the maximum number of shares of common stock that may be issued thereunder to automatically increase on January 1 of each calendar year for a period of ten years commencing on January 1, 2024 and ending on (and including) January 1, 2033, in a number of shares of common stock equal to 4.5% of the total number of shares of common stock outstanding on December 31 of the preceding calendar year; provided, however that the board of directors may act prior to January 1 of a given calendar year to provide that the increase for such year will be a lesser number of shares of common stock. Forza issued options to purchase an aggregate of 985,500 shares of its common stock, which were converted into options to purchase an aggregate of 602,788 shares of our common stock in connection with the Merger. All available shares could be utilized toward the grant of any type of award under the 2022 Plan. The 2022 Plan imposed a $250,000 limitation on the total grant date fair value of awards granted to any non-employee director in his or her capacity as a non-employee director in any single calendar year.

Director Compensation

2024 Director Compensation

Cash Compensation

Our directors’ cash compensation for the year ended December 31, 2024 changed from the previous year after the merger of Forza into Merger Sub, our wholly-owned subsidiary. The non-employee directors are entitled to receive the following cash compensation for their services:

●	$100,000 per year for Kevin Schuyler for his service as the lead independent director, a board member, chair of the audit committee and the compensation committee, and as member of the nominating and corporate governance committee

●	$45,000 per year for Neil Ross for his service as a board member, chair of the nominating and corporate governance committee, and as a member of the audit committee and the compensation committee;

●	$45,000 per year for Marcia Kull for her service as a board member and as a member of the audit committee, the compensation committee, and the nominating and corporate governance committee.

All cash payments to non-employee directors who served in the relevant capacity at any point during the immediately preceding prior fiscal quarter will be paid quarterly in arrears. A non-employee director who served in the relevant capacity during only a portion of the prior fiscal quarter will receive a pro-rated payment of the quarterly payment of the applicable cash retainer.

Equity Compensation

During the year ended December 31, 2023, no equity compensation was awarded to any directors. However, each non-employee director who served as a director during 2023 received a grant of non-qualified stock options under our 2021 Plan to purchase 5,500 shares of our common stock, which vested upon issue on August 16, 2024.

During the year ended December 31, 2024, no equity compensation was awarded to any directors.

Director Compensation Table

The following table sets forth information regarding the compensation earned for service on our board of directors by our non-employee directors during the year ended December 31, 2024, including service on the Twin Vee board as well as the Forza board, as applicable. The compensation for each of Messrs. Visconti and Yarborough as an executive officer is set forth above under “-Summary Compensation Table.” Messrs. Visconti and Yarborough receive no compensation for service as directors.

(a) Name	(b) Fees Earned or Paid in Cash ($)	I Stock Awards ($)	(d) Option Awards(1) ($)	(e) Non-Equity Incentive Plan Compensation ($)	(f) Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	(g) All Other Compensation ($)	(h) Total ($)
Bard Rockenbach(1)	29,164	—	1,551	—	—	—	30,715
James Melvin(1)	23,417	—	1,551	—	—	—	24.968
Neil Ross	53,083	—	1,551	—	—	—	54,634
Kevin Schuyler	84,500	—	1,551	—	—	—	86,051
Marcia Kull(2)	27,625			—	—	—	29,176

(1)	By letters dated November 12, 2024, Bard Rockenbach and James Melvin provided notice to the Company that they would resign as directors of Twin Vee PowerCats Co. effective upon the effectiveness of the merger of Forza X1, Inc. into Twin Vee Merger Sub, Inc., a subsidiary of Twin Vee PowerCats Co. The merger became effective on November 26, 2024.

(2)	Marcia Kull joined the board of directors of Twin Vee PowerCats Co. once the merger of Forza X1, Inc. into Twin Vee Merger Sub, Inc., a subsidiary of Twin Vee PowerCats Co. became effective on November 26, 2024.

(3)	As of December 31, 2024, the following are the outstanding aggregate number of option awards held by each of our directors and former directors who were not also Named Executive Officers:

Name	Option Awards (#)
Bard Rockenbach	15,583
James Melvin	16,500
Neil Ross	19,864
Kevin Schuyler	14,364
Marcia Kull	3,364

During 2024, before the merger of Forza X1, Inc. into Twin Vee Merger Sub, Inc., a subsidiary of Twin Vee PowerCats Co. became effective, each non-employee member of the board of directors received an annual cash fee of $5,000, all non-employee directors received an annual cash fee of $5,000, $4,000 and $3,000 for service on the Audit, Compensation and Nominating and Corporate Governance Committee, respectively, and the Chairman of the Audit, Compensation and Nominating and Corporate Governance Committee received a cash fee of $12,000, $10,000 and $5,000, respectively. In addition, in 2021 and 2022 each non-employee member of the board of directors has been issued an annual option grant exercisable for 5,500 shares of our common stock, for a term of one year, vesting monthly over one year of the date of grant. During the year ended December 31, 2023, no equity compensation was awarded to any directors. However, each non-employee director who served as a director during 2023 received a grant of non-qualified stock options under our 2021 Plan to purchase 5,500 shares of our common stock, which vested upon issue on August 16, 2024.

On November 26, 2024, the Effective Date of the Merger, each non-employee member of the board of directors who was also a non-employee member of the board of directors of Forza X1, Inc. received converted Twin Vee option grants. Specifically, each option to purchase shares of Forza X1, Inc. Common Stock that was outstanding and unexercised immediately prior to the effective date of the Merger, whether or not vested, issued under the Forza 2022 Stock Incentive Plan was assumed by Twin Vee and converted into an option to purchase shares of Twin Vee Common Stock. As such, Kevin Schuyler, Neil Ross, and Marcia Kull were originally issued option grants exercisable for 5,500 shares of Forza X1, Inc. common stock on August 11, 2022, all of which had vested prior to the Effective Time. Upon the effectiveness of the Merger, their Forza options were converted into option grants exercisable for 3,364 shares of our common stock, which vested upon issue on November 26, 2024.

Additionally, effective as of the closing of the merger of Forza X1, Inc. into Twin Vee Merger Sub, Inc., a subsidiary of Twin Vee PowerCats Co., Kevin Schuyler was appointed by Twin Vee as lead independent director and the compensation payable to the Twin Vee’s directors was adjusted as follows: (i) Kevin Schuyler, lead independent director: $100,000 per year; (ii) Neil Ross - independent director: $45,000 per year; and (iii) Marcia Kull - independent director: $45,000 per year.

Company Policies and Practices Related to the Grant of Certain Equity Awards Close in Time to the Release of Material Nonpublic Information

The Company does not have a formal policy on the timing of awards of options in relation to the disclosure of material nonpublic information by the Company. Our compensation committee does not seek to time equity grants to take advantage of information, either positive or negative, about our company that has not been publicly disclosed. Option grants are effective on the date the award determination is made by our compensation committee, and the exercise price of options is the closing market price of our common stock on the date of the grant or, if the grant is made on a weekend or holiday, on the prior business day.

During the fiscal year ended December 31, 2024, we did not award any options to a named executive officer in the period beginning four business days before the filing of a periodic report on Form 10-Q or Form 10-K, or the filing or furnishing of a current report on Form 8-K that disclosed material nonpublic information, and ending one business day after the filing or furnishing of such report, except as set forth in the table below:

Name	Grant date	Number of securities underlying the award		Exercise price of the award ($/Sh)	Grant date fair value of the award	Percentage change in the closing market price of the securities underlying the award between the trading day ending immediately prior to the disclosure of material nonpublic information and the trading day beginning immediately following the disclosure of material nonpublic information
Joseph C. Visconti	06/26/2024	300,000		$0.57	$84,900	-12.3%
	11/26/2024	244,666	(1)	8.17	—	-0.5%
	11/26/2024	61,166	(1)	2.17	550	-12.3%
	11/26/2024	88,079	(1)	1.138	7,134	-12.3%

Michael P. Dickerson	04/04/2024	150,000		$0.9188	$70,650	-0.2%
	06/26/2024	100,000		$0.57	$29,900	-12.3%
	06/27/2024	50,000		$0.53	$13,750	-5.8%

Preston Yarborough	06/26/2024	200,000		$0.57	$28,300	-12.3%
	11/26/2024	45,874	(1)	8.17	1,651	-12.3%

(1)	Received in connection with the Merger in exchange options to purchase shares of Forza Common Stock. Each share of Forza Common Stock was exchanged for 0.611666275 shares of Twin Vee Common Stock on the effective date of the Merger.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Related Party Transactions

Each of the related party transactions described below was negotiated on an arm’s length basis. We believe that the terms of such agreements are as favorable as those we could have obtained from parties not related to us. The following are summaries of certain provisions of our related party agreements and are qualified in their entirety by reference to all of the provisions of such agreements. Because these descriptions are only summaries of the applicable agreements, they do not necessarily contain all of the information that you may find useful. We therefore urge you to review the agreements in their entirety. Copies of the forms of the agreements have been filed as exhibits to this prospectus and are available electronically on the website of the SEC at www.sec.gov.

The following is a description of each transaction since January 1, 2023 or any currently proposed transaction in which:

●	we have been or are to be a party to;

●	the amount involved exceeded or exceeds $120,000 or 1% of the average of our total assets as of the end of the last two completed fiscal years; and

●	any of our directors, executive officers or holders of more than 5% of our outstanding capital stock, or any immediate family member of, or person sharing the household with, any of these individuals or entities, had or will have a direct or indirect material interest.

For information on our compensation arrangements, including employment, termination of employment and change in control arrangements, with our directors and executive officers, see “Executive Compensation” in Part III, Item 11.

Lease Agreement with Visconti Holdings

We lease our facility from Visconti Holdings, LLC, (“Visconti Holdings”) an entity owned and controlled by our Chief Executive Officer, President and Director, Joseph Visconti, pursuant to a lease agreement (the “Lease Agreement”), dated January 1, 2021, by and among the Company, Visconti Holdings, LLC and Twin Vee Inc., our former majority shareholder company. The Lease Agreement has a 5-year term, expiring on December 31, 2025, with an option to renew for an additional 5-year term, which we exercised. We currently pay Visconti Holdings $36,456 per month plus applicable sales and use tax, which is currently 6.5% in St. Lucie County.

Forza Management Services

In connection with the closing of Forza’s initial public offering, we entered into a transition services agreement (the “Transition Services Agreement”), dated August 16, 2022, with Forza, pursuant to which we agreed to provide Forza, at our cost, with certain services, such as procurement, shipping, receiving, storage and use of our facility until Forza’ s new planned facility is completed. Forza’s ability to utilize our manufacturing capacity pending completion of its own facility was subject to its availability as determined by us. The Transition Services Agreement operated on a month-to-month basis. During the year ended December 31, 2024 we received a variable average monthly fee pursuant to the Transition Services Agreement of $41,593 for the period January 1, 2024 through the date of the merger, November 26, 2024, at which time the fee ceased. During the year ended December 31, 2024, we received a monthly fee of $6,800 per month pursuant to the Transition Services Agreement.

Leffew Consulting Services

During the year ended December 31, 2023, we recorded $15,000 of professional fees, for consulting work for Twin Vee performed by Jim Leffew, the former Chief Executive Officer of Forza.

Separately, during the years ended December 31, 2024 and 2023, respectively, we recorded $0 and $36,000 of professional fees, for consulting work for us performed by Jim Leffew, the former Chief Executive Officer of Forza. Additionally, during the years ended December 31, 2024 and 2023, respectively, Aqua Sport recorded expense of $0 and $50,000, for compensation paid to Mr. Leffew for his work to start up the Tennessee facility.

Black Mountain Lease Agreement

In August of 2022, Forza signed a six-month lease for a duplex on a property in Black Mountain, NC, to be used by its traveling employees during the construction of its new manufacturing facility, for $2,500 per month. After the initial term of the lease, it was extended on a month-to-month basis. In August of 2023, the president of Forza, James Leffew, purchased the property, and Forza executed a new lease agreement with Mr. Leffew on the same month-to-month terms. For the years ended December 31, 2024 and 2023, the lease expense was $7,500 and $12,500, respectively, paid to Mr. Leffew.

Merger with Forza

On November 26, 2024, pursuant to the terms of the Merger Agreement, by and between Twin Vee, Twin Vee Merger Sub, Inc. and Forza, Merger Sub was merged with and into Forza (the “Merger”), with Forza surviving the Merger as a wholly-owned subsidiary of Twin Vee. At the effective time of the Merger, (a) each outstanding share of common stock of Forza , par value $0.001 per share of Forza (the “Forza Common Stock”) (other than any shares held by Twin Vee) was converted into the right to receive 0.611666275 shares of Twin Vee common stock, par value $0.001 per share (the “Twin Vee Common Stock”), (b) each outstanding Forza stock option, whether vested or unvested, that had not previously been exercised prior to such time was converted into an option to purchase 0.611666275 shares of Twin Vee Common Stock for each share of Forza Common Stock covered by such option, (c) each outstanding warrant to purchase shares of Forza Common Stock was assumed by Twin Vee and converted into a warrant to purchase 0.611666275 shares of Twin Vee Common Stock for each share of Forza Common Stock for which such warrant was exercisable for prior to the Effective Time, and (d) the 7,000,000 shares of Forza Common Stock held by Twin Vee were cancelled.

The issuance of shares of Twin Vee Common Stock to the former shareholders of Forza was registered under the Securities Act of 1933, as amended, pursuant to a registration statement on Form S-4 (File No. 333-281788), as amended, filed by Twin Vee with the Securities and Exchange Commission (the “SEC”) and declared effective on October 10, 2024 (the “Registration Statement”).

At the effective time of the Merger, in accordance with the terms of the Merger Agreement, the size of Twin Vee’s board of directors (the “Board”) was set at five, Joseph Visconti, Preston Yarborough, Neil Ross and Kevin Schuyler remained as directors of Twin Vee and Marcia Kull was appointed as a director of Twin Vee. Effective as of the effective time of the Merger, Bard Rockenbach and James Melvin resigned as directors of Twin Vee and any committees thereof.

Indemnification

The information included under the heading “Management—Limitation of Liability and Indemnification” is hereby incorporated by reference into this section.

Our Policy Regarding Related Party Transactions

Our board of directors recognizes the fact that transactions with related persons present a heightened risk of conflicts of interest and/or improper valuation (or the perception thereof). Our board of directors has adopted a written policy on transactions with related persons that is in conformity with the requirements for issuers having publicly held common stock that is listed on the Nasdaq Stock Market. Under the policy, any related person transaction, and any material amendment or modification to a related person transaction, must be reviewed and approved or ratified by the Audit Committee, which may approve or disapprove such transactions.

In connection with the review and approval or ratification of a related person transaction management must disclose to the committee, among other information, the name of the related person and the basis on which the person is a related person, the material terms of the related person transaction, including the approximate dollar value of the amount involved in the transaction, and all the material facts as to the related person’s direct or indirect interest in, or relationship to, the related person transaction.

PRINCIPAL STOCKHOLDERS

The following table sets forth the beneficial ownership of our common stock as of October 15, 2025, by:

●	each person, or group of affiliated persons, who is known by us to beneficially own more than 5% of our common stock;

●	each of the named executive officers listed in the Summary Compensation Table;

●	each of our directors; and

●	all of our current executive officers and directors as a group.

As of October 15, 2025, we had 2,237,299 shares of common stock outstanding.

We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. In addition, the rules include shares of common stock issuable pursuant to the exercise of profits interest units, options, warrants or other rights that are either immediately exercisable or exercisable on or before October 15, 2025, which is approximately 60 days after the date of this prospectus. These shares are deemed to be outstanding and beneficially owned by the person holding those options or warrants for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Twin Vee PowerCats Co. 3101 S. US-1 Ft. Pierce, Florida 34982.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
Named Executive Officers and Directors
Joseph C. Visconti (1)	360,224	16.1%
Preston Yarborough(3)	31,602	1.4%
Neil Ross(4)	4,555	*
Kevin Schuyler(5)	9,688	*
Marcia Kull(6)	1,283	*

All current executive officers and directors as a group (5 persons)	407,352	18.2%

* Represents beneficial ownership of less than one percent.

(1)	Mr. Visconti owns an aggregate of 242,914 shares of common stock and options to purchase an aggregate of 165,587 shares of common stock, of which options to purchase an aggregate of 117,310 shares will vest and be exercisable within 60 days of September 26, 2025.

(2)	Mr. Yarborough owns an aggregate of 3,835 shares of common stock and options to purchase an aggregate of 38,683 shares of common stock, of which options to purchase an aggregate of 27,767 shares will vest and be exercisable within 60 days of September 26, 2025.

(3)	Mr. Ross owns an aggregate of 1,903 shares of common stock and options to purchase an aggregate of 2,986 shares of common stock, of which options to purchase an aggregate of 2652 shares will vest and be exercisable within 60 days of September 26, 2025.

(4)	Mr. Schuyler owns an aggregate of 6,253 shares of common stock and options to purchase an aggregate of 4,436 shares of common stock, of which options to purchase an aggregate of 3,435 shares will vest and be exercisable within 60 days of September 26, 2025.

(5)	Ms. Kull owns an aggregate of 281 shares of common stock and options to purchase an aggregate of 1,336 shares of common stock, of which options to purchase an aggregate of 1,002 shares will vest and be exercisable within 60 days of September 26, 2025.

DESCRIPTION OF CAPITAL STOCK

General

The following is a description of the material terms of our capital stock. This is a summary only and does not purport to be complete. It is subject to and qualified in its entirety by reference to our Certificate of Incorporation and our Bylaws, each of which are incorporated by reference as an exhibit to the registration statement of which this prospectus forms a part. We encourage you to read our Certificate of Incorporation, our Bylaws, and the applicable provisions of the Delaware General Corporation Law (the “DGCL”), for additional information.

Common Stock

Holders of shares of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Except as otherwise provided in our amended and restated certificate of incorporation or as required by law, all matters to be voted on by our stockholders other than matters relating to the election and removal of directors must be approved by a majority of the shares present in person or by proxy at the meeting and entitled to vote on the subject matter or by a written resolution of the stockholders representing the number of affirmative votes required for such matter at a meeting. The holders of our common stock do not have cumulative voting rights in the election of directors.

Holders of shares of our common stock are entitled to receive dividends when and if declared by our board of directors out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred stock.

Upon our dissolution or liquidation or the sale of all or substantially all of our assets, after payment in full of all amounts required to be paid to creditors and subject to any rights of preferred stockholders, the holders of shares of our common stock will be entitled to receive pro rata our remaining assets available for distribution.

Holders of shares of our common stock do not have preemptive, subscription, redemption, or conversion rights. There will be no redemption or sinking fund provisions applicable to the common stock.

Preferred Stock

Our board of directors may, without further action by our stockholders, fix the rights, preferences, privileges and restrictions of up to an aggregate of 10,000,000 shares of preferred stock in one or more series and authorize their issuance. There are no shares of preferred stock designated or outstanding. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of our common stock. The issuance of our preferred stock could adversely affect the voting power of holders of our common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change of control or other corporate action.

The following summary of terms of our preferred stock is not complete. You should refer to the provisions of our Certificate of Incorporation and Bylaws and the resolutions containing the terms of each class or series of the preferred stock which have been or will be filed with the SEC at or prior to the time of issuance of such class or series of preferred stock and described in the applicable prospectus supplement. The applicable prospectus supplement may also state that any of the terms set forth herein are inapplicable to such series of preferred stock, provided that the information set forth in such prospectus supplement does not constitute material changes to the information herein such that it alters the nature of the offering or the securities offered.

We will fix the designations, voting powers, preferences and rights of the preferred stock of each series we issue under this prospectus, as well as the qualifications, limitations or restrictions thereof, in the certificate of designation relating to that series. We will file as an exhibit to the registration statement of which this prospectus is a part, or will incorporate by reference from reports that we file with the SEC, the form of any certificate of designation that describes the terms of the series of preferred stock we are offering. We will describe in the applicable prospectus supplement the terms of the series of preferred stock being offered, including, to the extent applicable:

●	the title and stated value;
●	the number of shares we are offering;
●	the liquidation preference per share;
●	the purchase price;
●	the dividend rate, period and payment date and method of calculation for dividends;
●	whether dividends will be cumulative or non-cumulative and, if cumulative, the date from which dividends will accumulate;
●	the procedures for any auction and remarketing;
●	the provisions for a sinking fund;
●	the provisions for redemption or repurchase, if applicable, and any restrictions on our ability to exercise those redemption and repurchase rights;
●	any listing of the preferred stock on any securities exchange or market;
●	whether the preferred stock will be convertible into our common stock, and, if applicable, the conversion price, or how it will be calculated, and the conversion period;
●	whether the preferred stock will be exchangeable into debt securities, and, if applicable, the exchange price, or how it will be calculated, and the exchange period;
●	voting rights of the preferred stock;
●	preemptive rights;
●	restrictions on transfer, sale or other assignment;
●	whether interests in the preferred stock will be represented by depositary shares;
●	a discussion of material United States federal income tax considerations applicable to the preferred stock;
●	the relative ranking and preferences of the preferred stock as to dividend rights and rights if we liquidate, dissolve or wind up our affairs;
●	any limitations on the issuance of any class or series of preferred stock ranking senior to or on a parity with the series of preferred stock as to dividend rights and rights if we liquidate, dissolve or wind up our affairs; and
●	any other specific terms, preferences, rights or limitations of, or restrictions on, the preferred stock.

If we issue shares of preferred stock under this prospectus, the shares will be fully paid and non-assessable.

The issuance of preferred stock could adversely affect the voting power of holders of common stock and reduce the likelihood that common stockholders will receive dividend payments and payments upon liquidation. The issuance could have the effect of decreasing the market price of the common stock. The issuance of preferred stock also could have the effect of delaying, deterring or preventing a change in control of us.

Forum Selection

Our Certificate of Incorporation provides that unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf; (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders; (iii) any action asserting a claim against us, any director or our officers or employees arising pursuant to any provision of the DGCL, our Certificate of Incorporation or our Bylaws; or (iv) any action asserting a claim against us, any director or our officers or employees that is governed by the internal affairs doctrine, except, as to each of clauses (i) through (iv) above, for any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten (10) days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction. The Certificate of Incorporation further provides that the choice of the Court of Chancery as the sole and exclusive forum for any derivative action or proceeding brought on behalf of the Corporation does not apply to suits to enforce a duty or liability created by the Securities Act or the Exchange Act.

Anti-Takeover Provisions

Our Certificate of Incorporation and Bylaws contain provisions that may delay, defer, or discourage another party from acquiring control of us. We expect that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they also give our board of directors the power to discourage acquisitions that some stockholders may favor.

Section 203 of the Delaware General Corporation Law. We are subject to Section 203 of the DGCL. Subject to certain exceptions, Section 203 prevents a publicly held Delaware corporation from engaging in a “business combination” with any “interested stockholder” for three years following the date that the person became an interested stockholder, unless the interested stockholder attained such status with the approval of our board of directors or unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger or consolidation involving us and the “interested stockholder” and the sale of more than 10% of our assets. In general, an “interested stockholder” is any entity or person beneficially owning 15% or more of our outstanding voting stock and any entity or person affiliated with or controlling or controlled by such entity or person.

Classified board of directors. Our Certificate of Incorporation divides our board of directors into staggered three-year terms. In addition, our Certificate of Incorporation and our Bylaws provide that directors may be removed only for cause. Under our Certificate of Incorporation and our Bylaws, any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may be filled only by the affirmative vote of a majority of our directors then in office, even though less than a quorum of the board of directors. The classification of our board of directors and the limitations on the ability of our stockholders to remove directors and fill vacancies could make it more difficult for a third party to acquire, or discourage a third party from seeking to acquire, control of us.

Authorized but Unissued Shares. The authorized but unissued shares of our common stock are available for future issuance without stockholder approval, subject to any limitations imposed by the listing standards of the Nasdaq Stock Market. These additional shares may be used for a variety of corporate finance transactions, acquisitions, and employee benefit plans. The existence of authorized but unissued and unreserved common stock could make it more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger, or otherwise.

Stockholder Action by Written Consent. Our Certificate of Incorporation and our Bylaws provide that any action required or permitted to be taken by our stockholders at an annual meeting or special meeting of stockholders may only be taken if it is properly brought before such meeting and may be taken by written consent in lieu of a meeting only if the action to be effected by such written consent and the taking of such action by such written consent have been previously approved by the board of directors.

Special Meetings of Stockholders. Our Bylaws also provide that, except as otherwise required by law, special meetings of the stockholders may only be called by our board of directors.

Advance Notice Requirements for Stockholder Proposals and Director Nominations. In addition, our Bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders, including proposed nominations of candidates for election to our board of directors. In order for any matter to be “properly brought” before a meeting, a stockholder will have to comply with advance notice and duration of ownership requirements and provide us with certain information. Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of our board of directors or by a qualified stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has delivered timely written notice in proper form to our secretary of the stockholder’s intention to bring such business before the meeting. These provisions could have the effect of delaying stockholder actions that are favored by the holders of a majority of our outstanding voting securities until the next stockholder meeting.

Amendment of Certificate of Incorporation or Bylaws. The DGCL provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws, unless a corporation’s certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Our Bylaws may be amended or repealed by a majority vote of our board of directors or by the affirmative vote of the holders of at least 66 2/3% of the votes which all our stockholders would be eligible to cast in an election of directors. In addition, the affirmative vote of the holders of at least 66 2/3% of the votes which all our stockholders would be eligible to cast in an election of directors will be required to amend or repeal or to adopt any provisions inconsistent with any of the provisions of our certificate described in the prior three paragraphs.

Limitations on Liability and Indemnification of Officers and Directors

Our Certificate of Incorporation and our Bylaws provide indemnification for our directors and officers to the fullest extent permitted by the DGCL. In addition, as permitted by Delaware law, our Certificate of Incorporation includes provisions that eliminate the personal liability of our directors for monetary damages resulting from breaches of certain fiduciary duties as a director. The effect of these provisions is to restrict our rights and the rights of our stockholders in derivative suits to recover monetary damages against a director for breach of fiduciary duties as a director, except that a director will be personally liable for:

●	any breach of his duty of loyalty to us or our stockholders;

●	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

●	any transaction from which the director derived an improper personal benefit; or

●	improper distributions to stockholders.

These provisions may be held not to be enforceable for violations of the federal securities laws of the United States.

Dissenters’ Rights of Appraisal and Payment

Under the DGCL, with certain exceptions, our stockholders will have appraisal rights in connection with a merger or consolidation of Twin Vee PowerCats, Inc. Pursuant to the DGCL, stockholders who properly request and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.

Stockholders’ Derivative Actions

Under the DGCL, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of our shares at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Direct Transfer LLC.

Listing on the Nasdaq Capital Market

Our common stock trades on the Nasdaq Capital Market under the symbol “VEEE.”

DESCRIPTION OF SECURITIES WE ARE OFFERING

The following is a description of the material terms of our common stock and the pre-funded warrants. This is a summary only and does not purport to be complete. It is subject to and qualified in its entirety by reference to the underwriting agreement, our Certificate of Incorporation, our Bylaws and the form of the pre-funded warrant, each of which are incorporated by reference as an exhibit to the registration statement of which this prospectus forms a part. We encourage you to read the underwriting agreement, our Certificate of Incorporation, our Bylaws, the form of the pre-funded warrant and the applicable provisions of the Delaware General Corporation Law (the “DGCL”), for additional information.

Common Stock

The description of our common stock under the heading “Description of Capital Stock” in this prospectus is incorporated herein by reference.

Pre-Funded Warrants

The following summary of certain terms and provisions of pre-funded warrants that are being offered hereby is not complete and is subject to, and qualified in its entirety by, the provisions of the pre-funded warrant, the form of which will be filed as an exhibit to the registration statement of which this prospectus forms a part. You should review the form of pre-funded warrant for a complete description of the terms and conditions applicable to the pre-funded warrants.

General

The term “pre-funded” refers to the fact that the purchase price of the pre-funded warrants in this offering includes almost the entire exercise price that will be paid under the pre-funded warrants, except for a nominal remaining exercise price of $0.001. The purpose of the pre-funded warrants is to enable investors that may have restrictions on their ability to beneficially own more than 4.99% (or, at the election of such purchaser, 9.99%) of our outstanding common shares following the consummation of this offering the opportunity to invest capital into the Company without triggering their ownership restrictions, by receiving pre-funded warrants in lieu of common shares which would result in such ownership of more than 4.99% or 9.99%, as applicable, and receiving the ability to exercise their option to purchase the shares underlying the pre-funded warrants at a nominal price at a later date.

The following is a brief summary of certain terms and conditions of the pre-funded warrants being offered by us. The following description is subject in all respects to the provisions contained in the form of pre-funded warrants, the form of which is being filed as an exhibit to the registration statement of which this prospectus forms a part.

Exercise Price

The exercise price of each pre-funded warrants is equal to the offering price of each common share sold in this offering, of which all but $0.001, the remaining nominal exercise price, has been paid. The exercise price is subject to appropriate adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting our common shares and also upon any distributions of assets, including cash, stock or other property to our shareholders.

Exercisability

The pre-funded warrants are exercisable at any time after their original issuance and until exercised in full. The pre-funded warrants will be exercisable, at the option of each holder, in whole or in part by delivering to us a duly executed exercise notice and by payment in full of the exercise price in immediately available funds for the number of common shares purchased upon such exercise. As an alternative to payment in immediately available funds, the holder may elect to exercise the pre-funded warrant through a cashless exercise, in which the holder would receive upon such exercise the net number of common shares determined according to the formula set forth in the pre-funded warrant. No fractional common shares will be issued in connection with the exercise of a pre-funded warrant.

Exercise Limitations

The pre-funded warrants may not be exercised by the holder to the extent that the holder, together with its affiliates, would beneficially own, after such exercise more than 4.99% of the common shares then outstanding (including for such purpose the common shares issuable upon such exercise). However, any holder may increase or decrease such beneficial ownership limitation upon notice to us, provided that such limitation cannot exceed 9.99%, and provided that any increase in the beneficial ownership limitation shall not be effective until 61 days after such notice is delivered. Purchasers of pre-funded warrants in this offering may also elect prior to the issuance of the pre-funded warrants to have the initial exercise limitation set at 9.99% of our outstanding common shares.

Transferability

Subject to applicable laws, the pre-funded warrants may be offered for sale, sold, transferred or assigned without our consent.

Exchange Listing

There is no established trading market for the pre-funded warrants. We do not intend to list the pre-funded warrants on any securities exchange or nationally recognized trading system. Without an active trading market, the liquidity of the pre-funded warrants will be limited.

Fundamental Transactions

In the event of a fundamental transaction, generally including any reorganization, recapitalization or reclassification of our common shares, the sale, transfer or other disposition of all or substantially all of our properties or assets, our consolidation, merger, amalgamation or arrangement with or into another person, the acquisition of more than 50% of our outstanding common shares, or any person or group becoming the beneficial owner of 50% of the voting power represented by our outstanding common shares, the holder shall have the right to receive, for each common share that would have been issuable upon such exercise immediately prior to the occurrence of such fundamental transaction, the number of common share of the successor or acquiring corporation or of us if we are the surviving corporation, and any additional consideration receivable as a result of such fundamental transaction by a holder of the number of common shares for which the pre-funded warrant was exercisable immediately prior to such fundamental transaction.

No Rights as a Stockholder

Except as otherwise provided in the pre-funded warrants or by virtue of such holder’s ownership of common shares, the holders of pre-funded warrants do not have the rights or privileges of a holder of our common shares, including any voting rights, until the holder exercises the pre-funded warrant. The pre-funded warrants will provide that holders have the right to participate in distributions or dividends paid on our common shares.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Sichenzia Ross Ference Carmel LLP, New York, New York. The Crone Law Group, P.C. is counsel to the underwriters in connection with this offering.

 EXPERTS

The consolidated financial statements as of December 31, 2024 and 2023, and for each of the two years in the period ended December 31, 2024 incorporated by reference in this prospectus and the registration statement have been so incorporated in reliance on the report of Grassi & Co., CPAs, P.C., an independent registered public accounting firm, incorporated by reference, given on the authority of said firm as experts in auditing and accounting. Our audited financial statements for the fiscal year ended December 31, 2024 were prepared under the assumption that we will continue as a going concern.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the offered securities. This prospectus is part of a registration statement we filed with the SEC. This prospectus does not contain all of the information set forth in the registration statement and the exhibits to the registration statement. For further information with respect to us and the securities we are offering under this prospectus, we refer you to the registration statement and the exhibits and schedules filed as a part of the registration statement. Neither we nor any agent, underwriter or dealer has authorized any person to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front page of this prospectus supplement, regardless of the time of delivery of this prospectus or any sale of the securities offered by this prospectus.

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public at the SEC’s website at www.sec.gov. Additional information about Twin Vee PowerCats Co. is contained at our website, www.twinvee.com. Information on our website is not incorporated by reference into this prospectus supplement. We make available on our website our SEC filings as soon as reasonably practicable after those reports are filed with the SEC.

Twin Vee Powercats Co. and subsidiaries

CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Board of Directors and the Stockholders of

Twin Vee Powercats Co. and Subsidiaries

Fort Pierce, Florida

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Twin Vee Powercats Co. and Subsidiaries (the Company) as of December 31, 2024 and 2023, and the related consolidated statements of operations, stockholders’ equity and cash flows for the years then ended, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

GRASSI & CO., CPAs, P.C.

We have served as the Company’s auditor since 2020.

Jericho, New York

March 20, 2025

TWIN VEE POWERCATS CO. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2024	2023

Assets
Current Assets
Cash and cash equivalents	$7,491,123	$16,497,703
Restricted cash	215,117	257,530
Accounts receivable	—	80,160
Marketable securities	—	4,462,942
Inventories, net	2,516,760	4,884,761
Prepaid expenses and other current assets	196,141	463,222
Total current assets	10,419,141	26,646,318

Property and equipment, net	15,037,798	12,293,988
Operating lease right of use asset, net	390,686	854,990
Security deposit	40,280	51,417
Total Assets	$25,887,905	$39,846,713

Liabilities and Stockholders’ Equity
Current Liabilities:
Accounts payable	$2,215,078	$2,399,026
Accrued liabilities	794,253	1,075,512
Contract liabilities	80,000	44,195
Finance lease liabilities	221,929	214,715
Operating lease liabilities	436,730	482,897
Total current liabilities	3,747,990	4,216,345

Economic Injury Disaster Loan	499,900	499,900
Finance lease liabilities - noncurrent	2,423,165	2,644,123
Operating lease liabilities - noncurrent	—	436,730
Total Liabilities	6,671,055	7,797,098

Commitments and contingencies (Note 12)

Stockholders’ equity:
Preferred stock: 10,000,000 authorized; $0.001 par value; no shares issued and outstanding	—	—
Common stock: 50,000,000 authorized; $0.001 par value; 14,874,480 and 9,520,000 shares issued and outstanding at December 31, 2024 and 2023, respectively	14,874	9,520
Additional paid-in capital	44,594,930	37,848,657
Accumulated deficit	(25,392,955)	(14,346,984)
Equity attributed to stockholders of Twin Vee PowerCats Co, Inc.	19,216,849	23,511,193
Equity attributable to noncontrolling interests	—	8,538,422
Total stockholders’ equity	19,216,849	32,049,615

Total Liabilities and Stockholders’ Equity	$25,887,905	$39,846,713

The accompanying notes are an integral part of these consolidated financial statements

 TWIN VEE POWERCATS CO. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended
	December 31,
	2024	2023

Net sales	$14,388,517	$33,425,912
Cost of products sold	15,139,942	30,159,024
Gross (loss) profit	(751,425)	3,266,888

Operating expenses:
Selling, general and administrative	3,095,868	3,734,406
Salaries and wages	4,906,819	7,473,441
Professional fees	1,669,474	1,249,388
Impairment of property & equipment	1,674,000	—
Loss on disposal of assets	172,684	—
Gain on sale of R&D equipment	(50,097)	—
Depreciation and amortization	1,745,217	1,353,383
Research and development	586,379	1,443,569
Total operating expenses	13,800,344	15,254,187

Loss from operations	(14,551,769)	(11,987,299)

Other income (expense):
Dividend income	510,099	909,215
Other income	63,391	9,898
Interest expense	(222,594)	(221,157)
Interest income	150,553	48,370
Unrealized gain on marketable securities	—	87,781
Realized gain on marketable securities	40,414	103,941
Employee Retention Credit income	—	1,267,055
Total other income	541,863	2,205,103

Loss before income tax	(14,009,906)	(9,782,196)
Income taxes provision	—	—
Net loss	(14,009,906)	(9,782,196)
Less: Net loss attributable to noncontrolling interests	(2,963,935)	(2,590,020)
Net loss attributed to stockholders of Twin Vee PowerCats Co, Inc.	$(11,045,971)	$(7,192,176)

Basic and dilutive loss per share of common stock	$(1.10)	$(0.76)
Weighted average number of shares of common stock outstanding	10,032,040	9,520,000

The accompanying notes are an integral part of these consolidated financial statements

TWIN VEE POWERCATS CO. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

					Additional
	Preferred Stock		Common Stock		Paid-in	Accumulated	Noncontrolling
	Shares	Amount	Shares	Amount	Capital	Deficit	Interests	Total

Balance, January 1, 2023	—	$—	9,520,000	$9,520	$35,581,022	$(7,154,808)	$4,585,155	$33,020,889

Subsidiary share issuance	—	—	—	—	364,886	—	6,564,666	6,929,552
Stock-based compensation	—	—	—	—	1,902,749	—	—	1,902,749
Subsidiary stock repurchase	—	—	—	—	—	—	(21,379)	(21,379)
Net loss	—	—	—	—	—	(7,192,176)	(2,590,020)	(9,782,196)
Balance, December 31, 2023	—	$—	9,520,000	$9,520	$37,848,657	$(14,346,984)	$8,538,422	$32,049,615

Share Issuance for Forza Equity	—	—	5,354,480	$5,354	$5,569,133	$	$(5,574,487)	$—
Stock-based compensation	—	—	—	—	1,177,140	—	—	1,177,140
Net loss	—	—	—	—	—	(11,045,971)	(2,963,935)	(14,009,906)
Balance, December 31, 2024	—	$—	14,874,480	$14,874	$44,594,930	$(25,392,955)	$—	$19,216,849

The accompanying notes are an integral part of these consolidated financial statements

TWIN VEE POWERCATS CO. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended
	December 31,
	2024	2023
Cash Flows From Operating Activities
Net loss	$(14,009,906)	$(9,782,196)

Adjustments to reconcile net loss to net cash used in operating activities:
Stock based compensation	1,177,140	1,902,749
Depreciation and amortization	1,745,217	1,353,383
Impairment of property & equipment	1,674,000	—
Gain of sale of R&D equipment	(50,097)	—
Loss on disposal of property & equipment	172,684	—
Change of right-of-use asset	464,304	474,630
Net change in fair value of marketable securities	—	(87,781)
Change in inventory reserve	(285,584)	419,616
Changes in operating assets and liabilities:
Accounts receivable	80,160	(65,993)
Inventories	2,703,682	(1,296,045)
Prepaid expenses and other current assets	267,081	419,195
Accounts payable	(183,947)	333,346
Accrued liabilities	(281,259)	(165,257)
Operating lease liabilities	(482,897)	(479,315)
Contract liabilities	35,805	38,895
Net cash used in operating activities	(6,973,617)	(6,934,773)

Cash Flows From Investing Activities
Security deposit	11,137	(18,900)
Realized gain on sale of marketable securities, available for sale	(40,414)	(103,941)
Net sales (purchases) of investment in marketable securities	4,503,356	(1,343,702)
Proceeds from sale of property and equipment	6,000	—
Purchase of property and equipment	(6,341,711)	(5,162,478)
Net cash used in investing activities	(1,861,632)	(6,629,021)

Cash Flows From Financing Activities
Proceeds from Forza Issuance of common stock	—	6,996,015
Deferred offering costs	—	(66,463)
Forza stock repurchase	—	(21,379)
Finance lease payments	(213,744)	(90,153)
Net (used in) cash provided by financing activities	(213,744)	6,818,020

Net change in cash, cash equivalents and restricted cash	(9,048,993)	(6,745,774)
Cash at beginning of the year	16,755,233	23,501,007
Cash, cash equivalents and restricted cash at end of the year	$7,706,240	$16,755,233

Supplemental Cash Flow Information
Cash paid for income taxes	$—	$—
Cash paid for interest	$435,161	$235,519

Reconciliation to the Consolidated Balance Sheet
Cash and cash equivalents	$7,491,123	$16,497,703
Restricted cash	215,117	257,530
Total cash, cash equivalents and restricted cash	$7,706,240	$16,755,233

The accompanying notes are an integral part of these consolidated financial statements

TWIN VEE POWERCATS CO. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024 and 2023

1. Organization and Summary of Significant Accounting Policies

Organization

Twin Vee PowerCats Co. (“Twin Vee” or the “Company”) was incorporated as Twin Vee Catamarans, Inc., in the state of Florida, on December 1, 2009. On April 7, 2021, the Company filed a Certificate of Conversion to register and incorporate in the state of Delaware and changed the company name to Twin Vee PowerCats Co. The Certificate of Incorporation for Twin Vee PowerCats Co. was also filed on April 7, 2021.

On September 1, 2021, the Company formed Fix My Boat, Inc., (“Fix My Boat”), a wholly owned subsidiary. Fix My Boat will utilize a franchise model for marine mechanics across the country. Fix My Boat has been inactive for the majority of 2023 and the year ended December 31, 2024. On July 23, 2024, Fix My Boat, Inc. was merged into Twin Vee PowerCats Co.

On April 20, 2023, the Company formed AquaSport Co., a wholly owned subsidiary in the state of Florida in connection with the Company’s plan to lease the assets of former AQUASPORT™ boat brand and manufacturing facility in White Bluff, Tennessee. On July 30, 2024, AquaSport Co. was merged into Twin Vee PowerCats Co.

Forza X1, Inc. was initially incorporated as Electra Power Sports, Inc. on October 15, 2021, and subsequently changed the name to Forza X1, Inc. (“Forza X1” or “Forza”) on October 29, 2021. Prior to Forza’s incorporation on October 15, 2021, the electric boat business was operated as the Company’s Electra Power Sports™ Division. Following the Company’s initial public offering that closed on July 23, 2021 (the “IPO”), it determined in October 2021 that for several reasons, it would market the Company’s new independent line of electric boats under a new brand name (and new subsidiary). Forza’s completed the initial public offering of its common stock on August 16, 2022 and a follow-on public offering on June 14, 2023, which together resulted in Forza becoming a majority-owned subsidiary of the Company.

In an effort to retain cash and reduce expenditures and as a result of market conditions, on July 11, 2024, Forza’s Board of Directors determined to discontinue and wind down the business related to the development and sale of electric boats utilizing its proprietary outboard electric motor. Forza explored strategic alternatives, including a potential merger with Twin Vee PowerCats Co.

On November 11, 2024, the Company held its 2024 Annual Meeting of Stockholders (the “Annual Meeting”). At the Annual Meeting, the Company’s stockholders approved the issuance of shares of the Company’s common stock to Forza stockholders pursuant to the terms of the Agreement and Plan of Merger, dated as of August 12, 2024 (the “Merger Agreement”), by and between Forza, the Company and Twin Vee Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of the Company (“Merger Sub”) and an amendment to our Certificate of Incorporation to effect a reverse stock split at a ratio within the range of 1-for-2 to 1-for-20.

On November 26, 2024 (the “Closing Date”), pursuant to the terms of the Merger Agreement, Merger Sub was merged with and into Forza (the “Merger”), with Forza surviving the Merger as a wholly-owned subsidiary of Twin Vee.

At the effective time of the Merger (the “Effective Time”), (a) each outstanding share of common stock of Forza , par value $0.001 per share of Forza (the “Forza Common Stock”) (other than any shares held by Twin Vee) was converted into the right to receive 0.611666275 shares of Twin Vee common stock, par value $0.001 per share (the “Twin Vee Common Stock”), (b) each outstanding Forza stock option, whether vested or unvested, that had not previously been exercised prior to the Effective Time was converted into an option to purchase 0.611666275 shares of Twin Vee Common Stock for each share of Forza Common Stock covered by such option, (c) each outstanding warrant to purchase shares of Forza Common Stock was assumed by Twin Vee and converted into a warrant to purchase 0.611666275 shares of Twin Vee Common Stock for each share of Forza Common Stock for which such warrant was exercisable for prior to the Effective Time, and (d) the 7,000,000 shares of Forza Common Stock held by Twin Vee were cancelled.

The issuance of shares of Twin Vee Common Stock to the former shareholders of Forza was registered under the Securities Act of 1933, as amended, pursuant to a registration statement on Form S-4 (File No. 333-281788), as amended, filed by Twin Vee with the Securities and Exchange Commission (the “SEC”) and declared effective on October 10, 2024 (the “Registration Statement”).

At the Effective Time, in accordance with the terms of the Merger Agreement, the size of Twin Vee’s board of directors (the “Board”) was set at five, Joseph Visconti, Preston Yarborough, Neil Ross and Kevin Schuyler remained as directors of Twin Vee and Marcia Kull was appointed as a director of Twin Vee.

Upon her appointment, Ms. Kull was appointed to serve on the Board’s Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee. Ms. Kull will participate in the non-employee director compensation arrangements described under the heading “Twin Vee Director Compensation” contained in the Joint Proxy Statement/Prospectus and incorporated by reference herein.

Following the Merger, the composition of each class of the board is as follows: The Class I directors are Neil Ross and Marcia Kull, whose terms will expire at the annual meeting of stockholders to be held in 2025. The Class II director is Preston Yarborough, whose term will expire at the annual meeting of stockholders to be held in 2026. The Class III directors are Kevin Schuyler and Joseph Visconti, whose terms will expire at the annual meeting of stockholders to be held in 2027.

In connection with the Merger and effective as of the Effective Time, Bard Rockenbach and James Melvin resigned as directors of Twin Vee and any committees thereof. The decision to resign by each of Messrs. Rockenbach and Melvin was not the result, in whole or in part, of any disagreement with Twin Vee, its management team, or the board of directors of Twin Vee, on any matter relating to Twin Vee operations, policies or practices.

On May 10, 2024, Twin Vee PowerCats Co. (the “Company”) received written notice from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that for the preceding 30 consecutive business days (March 28, 2024 through May 9, 2024), the Company’s common stock did not maintain a minimum closing bid price of $1.00 (“Minimum Bid Price Requirement”) per share as required by Nasdaq Listing Rule 5550(a)(2). The Company was provided 180 calendar days, or until November 6, 2024, to regain compliance.

On November 7, 2024, the Company received written notification from The Nasdaq Stock Market LLC (“Nasdaq”) granting the Company’s request for a 180-day extension to regain compliance with Nasdaq Listing Rule 5550(a)(2). Compliance may be achieved automatically and without further action if the closing bid price of the Company’s common stock is at or above $1.00 for a minimum of ten consecutive business days at any time prior to May 5, 2025, Nasdaq will notify the Company when it determines that the Company has regained compliance with the Minimum Bid Price Requirement and the matter will be closed.

Principles of Consolidation

The consolidated financial statements include the accounts of Twin Vee and its wholly owned subsidiary, Forza X1, collectively referred to as the “Company”.

The Company’s net loss excludes losses attributable to noncontrolling interests. The Company reports noncontrolling interests in consolidated entities as a component of equity separate from the Company’s equity. All inter-company balances and transactions are eliminated in consolidation.

Basis of Presentation

The accompanying consolidated financial statements and the related notes have been prepared in accordance with accounting principles generally accepted in the United State of America (“GAAP”) and pursuant to the accounting and disclosure rules and regulations of the Securities and Exchange Commission (“SEC”).

During the first quarter of 2024, the Company changed the classification of production labor and related benefit costs to be included as a component of cost of sales rather than operating expenses. The Company has adjusted the statement of operations for the year ended December 31, 2023 to be consistent with the accounting treatment in 2024. This resulted in an increase in cost of products sold of $6,456,139 and a corresponding decrease in operating expenses for the year ended December 31, 2024.

Revenue Recognition

The Company’s revenue is derived primarily from the sale of boats, motors and trailers to its independent dealers. The Company recognizes revenue when obligations under the terms of a contract are satisfied and control over promised goods is transferred to the dealer. For the majority of sales, this occurs when the product is released to the carrier responsible for transporting it to a dealer. The Company typically receives payment within five business days of shipment. Revenue is measured as the amount of consideration it expects to receive in exchange for a product. The Company offers dealer incentives that include wholesale rebates, retail rebates and promotions, floor plan reimbursement or cash discounts, and other allowances that are recorded as reductions of revenues in net sales in the consolidated statements of operations. The consideration recognized represents the amount specified in a contract with a customer, net of estimated incentives the Company reasonably expects to pay. The estimated liability and reduction in revenue for dealer incentives is recorded at the time of sale. Subsequent adjustments to incentive estimates are possible because actual results may differ from these estimates if conditions dictate the need to enhance or reduce sales promotion and incentive programs or if dealer achievement or other items vary from historical trends. Accrued dealer incentives are included in accrued liabilities in the accompanying consolidated balance sheets.

Total accounts receivable
January 1, 2023	$14,167
January 1, 2024	$80,160
December 31, 2024	$—

Payment received for the future sale of a boat to a customer is recognized as a customer deposit. Customer deposits are recognized as revenue when control over promised goods is transferred to the customer. At December 31, 2024 and 2023, the Company had customer deposits of $80,000 and $44,195, respectively, which is recorded as contract liabilities on the consolidated balance sheets. These deposits are refundable and are recognized as revenue when the related boat is delivered, generally within 90 days.

Rebates and Discounts

Dealers earn wholesale rebates based on purchase volume commitments and achievement of certain performance metrics. The Company estimates the amount of wholesale rebates based on historical achievement, forecasted volume, and assumptions regarding dealer behavior. Rebates that apply to boats already in dealer inventory are referred to as retail rebates. The Company estimates the amount of retail rebates based on historical data for specific boat models adjusted for forecasted sales volume, product mix, dealer and consumer behavior, and assumptions concerning market conditions. The Company also utilizes various programs whereby it offers cash discounts or agrees to reimburse its dealers for certain floor plan interest costs incurred by dealers for limited periods of time, generally ranging up to six months.

Other Revenue Recognition Matters

Dealers generally have no right to return unsold boats. Occasionally, the Company may accept returns in limited circumstances and at the Company’s discretion under its warranty policy. The Company may be obligated, in the event of default by a dealer, to accept returns of unsold boats under its repurchase commitment to floor financing providers, who are able to obtain such boats through foreclosure. The repurchase commitment is on an individual unit basis with a term from the date it is financed by the lending institution through the payment date by the dealer, generally not exceeding 30 months.

The Company has excluded sales and other taxes assessed by a governmental authority in connection with revenue-producing activities from the determination of the transaction price for all contracts. The Company has not adjusted net sales for the effects of a significant financing component because the period between the transfer of the promised goods and the customer’s payment is expected to be one year or less.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of expenses during the reporting period. Some of these judgments can be subjective and complex, and, consequently, actual results may differ from these estimates.

Concentrations of Credit and Business Risk

Financial instruments that potentially subject the Company to concentrations of credit risk primarily consist of trade receivables. Credit risk on trade receivables is mitigated as a result of the Company’s use of trade letters of credit, dealer floor plan financing arrangements, and the geographically diversified nature of the Company’s customer base. The Company minimizes the concentration of credit risk associated with its cash by maintaining its cash with high quality federally insured financial institutions. However, cash balances in excess of the Federal Deposit Insurance Corporation (“FDIC”) insured limit of $250,000 are at risk. As of December 31, 2024 and 2023, the Company had $6,740,623 and $15,868,574, respectively, in excess of FDIC insured limits.

Cash, Cash Equivalents and Restricted Cash

Cash and cash equivalents include all highly liquid investments with original maturities of three months or less at the time of purchase. On December 31, 2024 and 2023, the Company had cash, cash equivalents, and restricted cash of $7,706,240 and $16,755,233, respectively.

Restricted cash includes amounts that are collected and are held in connection with assets securing certain of the Company’s financing transactions. Restricted cash is restricted for payment of interest expense and principal on the outstanding borrowings. On December 31,2024 and 2023, included within restricted cash on the Company’s consolidated balance sheets is an irrevocable letter of credit for $215,117 and $257,530, respectively.

Marketable Securities

The Company’s investments in debt securities are carried at either amortized cost or fair value. Investments in debt securities that the Company has the positive intent and ability to hold to maturity are carried at amortized cost and classified as held-to-maturity. Investments in debt securities that are not classified as held-to-maturity are carried at fair value and classified as either trading or available-for-sale. Realized and unrealized gains and losses on trading debt securities as well as realized gains and losses on available-for-sale debt securities are included in other income.

Fair Value of Financial Instruments

The Company follows accounting guidelines on fair value measurements for financial instruments measured on a recurring basis, as well as for certain assets and liabilities that are initially recorded at their estimated fair values. Fair Value is defined as the exit price, or the amount that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants as the measurement date. The Company uses the following three-level hierarchy that maximizes the use of observable inputs and minimizes the use of unobservable inputs to value its financial instruments:

●	Level 1: Observable inputs such as unadjusted quoted prices in active markets for identical instruments.

●	Level 2: Quoted prices for similar instruments that are directly or indirectly observable in the marketplace.

●	Level 3: Significant unobservable inputs which are supported by little or no market activity and that are financial instruments whose values are determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires a significant judgment or estimation.

Financial instruments measured as fair value are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires it to make judgments and consider factors specific to the asset or liability. The use of different assumptions and/or estimation methodologies may have a material effect on estimated fair values. Accordingly, the fair value estimates disclosed, or initial amounts recorded may not be indicative of the amount that the Company or holders of the instruments could realize in a current market exchange.

The carrying amounts of cash equivalents approximate their fair value due to their liquid or short-term nature, such as accounts receivable and payable, and other financial instruments in current assets or current liabilities.

Accounts Receivable

The Company carries its accounts receivables net of an allowance for credit losses. The measurement and recognition of credit losses involves the use of judgment. Management’s assessment of expected credit losses includes consideration of current and expected economic conditions, market and industry factors affecting the Company’s customers (including their financial condition), the aging of account balances, historical credit loss experience, customer concentrations, and customer creditworthiness. Management evaluates its experience with historical losses and then applies this historical loss ratio to financial assets with similar characteristics. The Company’s historical loss ratio or its determination of risk pools may be adjusted for changes in customer, economy, market or other circumstances. The Company may also establish an allowance for credit losses for specific receivables when it is probable that the receivable will not be collected, and the loss can be reasonably estimated. Amounts are written off against the allowance when they are considered to be uncollectible, and reversals of previously reserved amounts are recognized if a specifically reserved item is settled for an amount exceeding the previous estimate.

Inventories

Inventories are valued at the lower of cost and net realizable value, with cost determined using the weighted average cost method on a first-in first-out basis. Net realizable value is defined as sales price less cost of completion, disposable and transportation and a normal profit margin. Production costs, consisting of labor and overhead, are applied to ending finished goods inventories at a rate based on estimated production capacity. Excess production costs are charged to cost of products sold. Provisions have been made to reduce excess or obsolete inventories to their net realizable value.

At December 31, 2024 and 2023, the provision for excess or obsolete inventories is $134,032 and $419,616, respectively.

Property and Equipment

Property and equipment is stated at cost, net of accumulated depreciation and amortization, using the straight-line method over the assets’ useful life. Leasehold improvements are amortized over the shorter of the assets’ useful life or the lease term. The estimated useful lives of property and equipment range from three to five years. Upon sale or retirement, the cost and related accumulated depreciation is eliminated from their respective accounts, and the resulting gain or loss is included in results of operations. Repairs and maintenance charges, which do not increase the useful lives of the assets, are charged to operations as incurred.

Impairment of Long-Lived Assets

Management assesses the recoverability of its long-lived assets when indicators of impairment are present. If such indicators are present, recoverability of these assets is determined by comparing the undiscounted net cash flows estimated to result from those assets over the remaining life to the assets’ net carrying amounts. If the estimated undiscounted net cash flows are less than the net carrying amount, the assets would be adjusted to their fair value, based on appraisal or the present value of the undiscounted net cash flows.

Product Warranty Costs

The Company accrues for warranty costs based on the expected material and labor costs to provide warranty replacement products. The methodology used in determining the liability for warranty cost is based upon historical information and experience. The Company’s warranty reserve is calculated as the gross sales multiplied by the historical warranty expense return rate. The company’s warranty liability is included in the accrued liabilities line item of the accompanying consolidated balance sheets.

The following table shows the changes in the aggregate product warranty liability for the years ended December 31, 2024 and 2023, respectively:

	2024	2023
Balance as of January 1	$192,894	$92,373
Less: Payments made	(217,609)	(358,129)
Add: Provision for current years warranty	238,261	458,650
Balance as of December 31	$213,546	$192,894

Advertising

Advertising and marketing costs are expensed as incurred. During the years ended December 31, 2024 and 2023, advertising costs incurred by the Company totaled $206,333 and $444,231, respectively, and are included in selling, general and administrative expenses in the accompanying consolidated statements of operations.

Research and Development

The Company expenses research and development costs relating to new product development as incurred. For the years ended December 31, 2024 and 2023, research and development costs amounted to $586,378 and $1,443,569, respectively.

Shipping and Handling Costs

Shipping and handling costs includes those costs incurred to transport product to customers and internal handling costs, which relate to activities to prepare goods for shipment. The Company has elected to account for shipping and handling costs associated with outbound freight after control over a product has transferred to a customer as a fulfillment cost. The Company includes shipping and handling costs, including cost billed to customers, in cost of products sold in the consolidated statements of operations. All manufactured boats are free on board (FOB), from the Fort Pierce manufacturing plant. Dealers are required to either pick up the boats themselves or contract with a transporter. For the years ended December 31, 2024, and 2023, shipping and handling costs amounted to $281,915 and $718,635, respectively.

Leases

The Company determines if an arrangement is a lease at inception. Operating lease right-of-use (“ROU”) assets and lease liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. As the Company’s leases do not provide an implicit rate, it uses its incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. The Company calculates the associated lease liability and corresponding ROU asset upon lease commencement using a discount rate based on a credit-adjusted secured borrowing rate commensurate with the term of the lease. The operating lease ROU asset also includes any lease payments made and is reduced by lease incentives. The Company’s lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expenses for lease payments is recognized on a straight-line basis over the lease term.

Supplier Concentrations

The Company is dependent on the ability of its suppliers to provide products on a timely basis and on favorable pricing terms. The loss of certain principal suppliers or a significant reduction in product availability from principal suppliers could have a material adverse effect on the Company. Business risk insurance is in place to mitigate the business risk associated with sole suppliers for sudden disruptions such as those caused by natural disasters.

The Company is dependent on third-party equipment manufacturers, distributors, and dealers for certain parts and materials utilized in the manufacturing process. During the year ended December 31, 2024, the Company purchased all engines (Mercury, Suzuki and Yamaha) and certain composite materials for its boats under supplier agreements with five vendors. Total purchases from these vendors were $5,324,494. During the year ended December 31, 2023, the Company purchased all engines from three vendors (Mercury, Suzuki and Yamaha) for its boats under supplier agreements. Total purchases from these vendors were $9,252,915.

Employee Retention Credit

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) was signed into law providing numerous tax provisions and other stimulus measures, including an employee retention credit (“ERC”), which is a refundable tax credit against certain employment taxes. The Taxpayer Certainty and Disaster Tax Relief Act of 2020 and the American Rescue Plan Act of 2021 extended and expanded the availability of the ERC.

Accounting Standards Codification 105, “Generally Accepted Accounting Principles,” describes the decision-making framework when no guidance exists in US GAAP for a particular transaction. Specifically, ASC 105-10-05-2 instructs companies to look for guidance for a similar transaction within US GAAP and apply that guidance by analogy. As such, forms of government assistance, such as the ERC, provided to business entities would not be within the scope of ASC 958, but it may be applied by analogy under ASC 105-10-05-2. We accounted for the Employee Retention Credit as a government grant in accordance with Accounting Standards Update 2013-06, Not-for-Profit Entities (Topic 958) (“ASU 2013-06”) by analogy under ASC 105-10-05-2. Under this standard, government grants are recognized when the conditions on which they depend are substantially met.

For the years ended December 31, 2024 and 2023, respectively, the Company received $0 and $1,267,055, from the Employee Retention Credit (ERC).

Stock-Based Compensation

The Company recognizes stock-based compensation costs for its restricted stock and restricted stock units, measured at the fair value of each award at the time of grant, as an expense over the period during which an employee is required to provide service. Compensation cost is recognized over the service period for the fair value of awards that vest.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating losses. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recover or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is entirely dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversals of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.

The Company files income tax returns in the U.S. federal jurisdiction and various states.

Recently Adopted Accounting Pronouncements

In November 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (ASU”) 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures (“ASU 2023-07”). ASU 2023-07 aims to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. ASU 2023-07 requires disclosures of significant expenses that are regularly provided to the chief operating decision maker and included within each reported segment measure of segment profit or loss. The update also required disclosure regarding the chief operating decision maker and expands interim segment disclosure requirements. The adoption did not impact how the Company identifies its one reportable segment.

Recently Issued But Not Yet Adopted Accounting Pronouncements

In November 2024, the FASB issued ASU 2024-03, Income Statement–Reporting Comprehensive Income–Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expense (“ASU 2027-03”), effective for annual periods beginning after December 15, 2026, and interim periods beginning after December 15, 2027. The amendments in this update require disclosure, in the notes to the financial statements, of specified information about certain costs and expenses and a qualitative description of the amounts remaining in relevant expense captions that are not separately disaggregated quantitatively. The company is currently evaluating the potential impact the adoption of ASU 2024-03 will have on its future disclosures.

2. Marketable Securities

As of December 31, 2024, the Company had no marketable securities. The Company’s investments in debt securities are carried at either amortized cost or fair value. Investments in debt securities that the Company has the positive intent and ability to hold to maturity are carried at amortized cost and classified as held-to-maturity. Investments in debt securities that are not classified as held-to-maturity are carried at fair value and classified as either trading or available-for-sale. Realized and unrealized gains and losses on trading debt securities as well as realized gains and losses on available-for-sale debt securities are included in net income.

	As of December 31, 2023
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value

Marketable Securities
Corporate Bonds	$4,473,033	$50,878	$(60,969)	$4,462,942
Certificates of Deposits	—	—	—	—
Total marketable securities	$4,473,033	$50,878	$(60,969)	$4,462,942

3. Fair Value Measurements

Assets and liabilities measured at fair value on a recurring basis based on Level 1 and Level 2 fair value measurement criteria as of December 31, 2023 are as follows:

		Fair Value Measurements Using
	Balance as of December 31, 2023	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Non observable Inputs (Level 3)
Marketable securities:

Corporate Bonds	$4,462,942	$4,462,942	$—	$—
Total marketable securities	$4,462,942	$4,462,942	$—	$—

The Company’s investments in corporate bonds are measured based on quotes from market makers for similar items in active markets.

4. Inventories

At December 31, 2024 and 2023 inventories consisted of the following:

	December 31,	December 31,
	2024	2023
Raw Materials	$2,573,553	$5,001,512
Work in Process	—	96,721
Finished Product	77,239	206,144
Total Inventory	$2,650,792	$5,304,377
Reserve for Excess and Obsolete	(134,032)	(419,616)
Net inventory	$2,516,760	$4,884,761

5. Property and Equipment

At December 31, 2024 and 2023, property and equipment consisted of the following:

	December 31,	December 31,
	2024	2023
Machinery and equipment	$2,610,977	$2,692,473
Furniture and fixtures	36,816	40,299
Land	1,119,758	1,119,758
Leasehold improvements	1,228,860	1,228,860
Software and website development	300,935	300,935
Computer hardware and software	120,245	159,342
Boat molds	7,270,411	5,871,373
Vehicles	143,360	143,360
Electric prototypes and tooling	142,526	142,526
Assets under construction	6,130,786	2,977,894
	19,104,674	14,676,820
Less accumulated depreciation and amortization	(4,066,876)	(2,382,832)
	$15,037,798	$12,293,988

During the year, the Company obtained an appraisal of its partially constructed facility in Monroe, NC and evaluated the carrying costs of its assets, primarily its inventory and fixed assets. Based on this analysis, the company recorded an impairment charge of $1,674,000 against the carrying cost of its partially constructed building at June 30, 2024. The Company has evaluated any material liabilities resulting from this action and has determined that there are no additional material liabilities to be recorded.

Depreciation and amortization expense of property and equipment for the year ended December 31, 2024 and 2023 is $1,745,217 and $1,353,383, respectively.

6. Leases

Operating right of use (“ROU”) assets and operating lease liabilities are recognized at the lease commencement date. Operating lease liabilities represent the present value of lease payments not yet paid. Operating right of use assets represent our right to use an underlying asset and is based upon the operating lease liabilities adjusted for prepayments or accrued lease payments, initial direct costs, lease incentives, and impairment of operating lease assets. To determine the present value of lease payments not yet paid, the Company estimates incremental secured borrowing rates corresponding to the maturities of the leases.

The Company’s office lease contains rent escalations over the lease term. The Company recognizes expense for this office lease on a straight-line basis over the lease term. Additionally, tenant incentives used to fund leasehold improvements are recognized when earned and reduce the Company’s right-of-use asset related to the lease. These are amortized through the right-of-use asset as reductions of expense over the lease term.

The Company leases its office and warehouse facilities, and the land which are located at 3101 S US-1, Fort Pierce, Florida (the “Property”) from Visconti Holdings, LLC. Visconti Holdings, LLC is a single member LLC that holds the ownership of the property, and its sole member is Joseph C. Visconti, the CEO of the Company and the CEO and majority shareholder of the Company’s parent company. The Company entered into the lease on January 1, 2020, and as amended January 1, 2021, the lease has a term of five years. The current base rent payment is $36,465 per month including property taxes and the lease required a $25,000 security deposit. The base rent increases five percent (5%) on the anniversary of each annual term.

The Company leased a warehouse facility which is located at 150 Commerce Street, Old Fort, North Carolina (the “Property”) from NC Limited Liability Company. The Company entered into the lease on October 7, 2022, the lease has a term of two years. The current base rent payment was $7,517 per month including property taxes, insurance, and common area maintenance. The lease required a $7,517 security deposit. The lease ended on October 15, 2024.

At December 31, 2024 and 2023, supplemental balance sheet information related to leases were as follows:

	December 31,	December 31,
	2024	2023
Operating lease ROU asset	$390,686	$854,990

	December 31,	December 31,
	2024	2023
Operating lease liabilities:
Current portion	$436,730	$482,897
Non-current portion	—	436,730
Total	$436,730	$919,627

At December 31, 2024, future minimum lease payments under the non-cancelable operating leases are as follows:

Year Ending December 31,

2025	$437,580
Total lease payment
Less imputed interest	(850)
Total	$436,730

The following summarizes other supplemental information about the Company’s operating lease:

December 31,
2024
Weighted average discount rate	0.36%
Weighted average remaining lease term (years)	1.92

7. Finance Leases

Vehicle and Equipment Lease

The Company has various finance leases for two vehicles, two forklifts, and a copy machine. All leases were for 60-month terms at rates ranging from 3% to 7.5%. No new leases were entered into in 2024.

Finance lease are recorded in property and equipment, net on the consolidated balance sheet.

	December 31,	December 31,
	2024	2023
Cost	$220,332	$222,447
Accumulated Depreciation	(85,558)	(45,211)
Net Book Value	$134,774	$177,236

AquaSport Lease

On May 5, 2023, Twin Vee and AquaSport Co. entered into an agreement with Ebbtide Corporation (“Ebbtide”) providing AquaSport Co. with the right to acquire assets, AQUASPORT™ boat brand, trademarks, 150,000-square-foot manufacturing facility situated on 18.5 acres in White Bluff Tennessee, related tooling, molds, and equipment to build five Aquasport models ranging in size from 21- to 25-foot boats (the “AquaSport Assets”).

Under the Agreement, the Company has the right to purchase the AquaSport Assets from Ebbtide for $3,100,000 during the five-year term of the Agreement (or extension period), less credit for a $300,000 security deposit paid by the Company and $16,000 a month for any rent paid under the Agreement by AquaSport Co. to Ebbtide. AquaSport Co. leases the AquaSport Assets from Ebbtide under the Agreement at a monthly rent of $22,000 with the option to acquire the AquaSport Assets. The lease is for a term of five years, commencing June 1, 2023 at a 2.93% interest rate, with one option to renew the lease for an additional five years. In the event AquaSport Co. commits three payment Events of Default (as defined in the Agreement) within any consecutive two-year period or commits any other material Event of Default that is not cured timely and remains uncured, Ebbtide may terminate AquaSport’s rights under the Agreement to acquire the AquaSport Assets. In addition, Ebbtide has the right to terminate the Agreement if an Event of Default occurs. AquaSport’s obligations under the Agreement have been guaranteed by the Company.

Finance leases on the AquaSport lease are recorded in property and equipment, net on the consolidated balance sheet.

	December 31,	December 31,
	2024	2023
Land	$1,000,000	$1,000,000
Building	100,000	100,000
Molds	2,000,000	2,000,000
	3,100,000	3,100,000
Accumulated depreciation	(438,138)	(149,086)
Total	$2,661,862	$2,950,914

At December 31, 2024 and 2023, supplemental balance sheet information related to finance leases were as follows:

	December 31,	December 31,
	2024	2023
Finance lease liabilities:
Current portion	$221,929	$214,715
Non-current portion	2,423,165	2,644,123
Total	$2,645,094	$2,858,838

At December 31, 2024, future minimum lease payments under the non-cancelable finance leases are as follows:

Year Ending December 31,
2025	$298,249
2026	296,033
2027	292,926
2028	1,988,409
Thereafter	—
Total lease payment	2,875,617
Less imputed interest	(230,523)
Total	$2,645,094

The following summarizes other supplemental information about the Company’s finance lease:

December 31,
2024
Weighted average discount rate	3.01%
Weighted average remaining lease term (years)	3.32

8. Accrued Liabilities

At December 31, 2024 and 2023, accrued liabilities consisted of the following:

	December 31,	December 31,
	2024	2023
Accrued wages and benefits	$206,041	$343,511
Accrued interest	96,793	33,245
Accrued operating expense	277,873	115,037
Accrued construction expense	—	390,825
Warranty reserve	213,546	192,894
Total	$794,253	$1,075,512

9. Short-term Debt

On December 31, 2024 and 2023, the Company had a line of credit with Wells Fargo and Yamaha Motor Finance for $1,250,000 and $1,000,000, respectively. Interest on our Wells Fargo line is calculated in two ways, the average daily balance is prime +5%, with a minimum prime at 5.5%, there is also a monthly flat charge of 0.2%, which, is 2.4% annualized. After the 150-day due in full period, the average daily balance rate goes up to prime +8.5% with no monthly flat charge. On December 31, 2024 and 2023, the interest rate on the line of credit was 11.13% and 11.6%.

Interest on our Yamaha line is calculated on the average daily balance +4%, with a minimum prime at 8.0%. On December 31, 2024 and 2023, our interest rate was 11.75% and 16.8%, respectively.

On December 31, 2024 and 2023, the outstanding balance with Wells Fargo was $130,690 and $231,736, respectively. On December 31, 2024 and 2023, the outstanding balance with Yamaha Motor Finance was $255,649 and $210,674, respectively. The outstanding balances are included in account payable on the consolidated balance sheets.

10. Notes Payable – SBA EIDL Loan

On April 22, 2020, the Company received an SBA Economic Injury Disaster Loan (“EIDL”) in the amount of $499,900. The loan is in response to the COVID-19 pandemic. The loan is a 30-year loan with an interest rate of 3.75%, monthly payments of $2,437 to begin October 22, 2022, under the EIDL program, which is administered through the SBA.

The EIDL loan has an initial deferment period wherein no payments are due for thirty months from the date of disbursement. The EIDL loan may be prepaid by the Company at any time prior to maturity with no prepayment penalties. The proceeds from this loan were used solely as working capital to alleviate economic injury caused by the COVID-19 pandemic.

As part of the EIDL loan, the Company granted the SBA a continuing security interest in and to any and all collateral to secure payment and performance of all debts, liabilities and obligations of the Company to the SBA under the EIDL loan. The collateral includes substantially all tangible and intangible personal property of the Company.

A summary of the minimum maturities of term debt follows for the years set forth below.

Year Ending December 31,
2025	$—
2026	—
2027	6,611
2028	10,932
2029 and thereafter	482,357
Total	$499,900

11. Related Party Transactions

As discussed in note 6, the Company leases its facilities from a company owned by its CEO.

During the years ended December 31, 2024 and 2023, respectively, the Company recorded $0 and $36,000 of professional fees, for consulting work for Twin Vee performed by Jim Leffew, the former Chief Executive Officer of Forza. Additionally, during the years ended December 31, 2024 and 2023, respectively, Aqua Sport recorded expense of $0 and $50,000, for compensation for his work to start up the Tennessee facility.

During the year ended December 31, 2024, the Company received a variable monthly fee averaging $41,593, to provide management services to Forza. This income for the Company, and expense for Forza, has been eliminated in the condensed consolidated financial statements. No management fees have been recorded in the period after the date of the merger of November 26, 2024.

During the years ended December 31, 2023 the Company received a monthly fee of $6,800, to provide management services and facility utilization to Forza. This income for the Company, and expense for Forza, has been eliminated in the consolidated financial statements.

In August of 2022, Forza signed a six-month lease for a duplex on a property in Black Mountain, NC, to be used by its traveling employees during the construction of its new manufacturing facility, for $2,500 per month. After the initial term of the lease, it was extended on a month-to-month basis. In August of 2023, the then president of Forza, James Leffew, purchased the property, and Forza executed a new lease agreement with Mr. Leffew on the same month-to-month terms. For the years ended December 31, 2024 and 2023, the lease expense was $7,500 and $20,000, respectively. The lease was canceled in March 2024.

12. Commitments and Contingencies

Repurchase Obligations

Under certain conditions, the Company is obligated to repurchase new inventory repossessed from dealerships by financial institutions that provide credit to the Company’s dealers. The maximum obligation of the Company under such floor plan agreements totaled $10,265,229 or 60 units, and $10,510,252 or 69 units, as of December 31, 2024, and December 31, 2023, respectively. The Company incurred no impact from repurchase events during the years ended December 31, 2024 and December 31, 2023.

Litigation

The Company is currently involved in various civil litigation in the normal course of business none of which is considered material.

13. Stockholders’ Equity

Twin Vee

Common Stock Issuance

On October 3, 2022, the Company issued and sold to ThinkEquity LLC, as the underwriter in a firm commitment underwritten public offering (the “Offering”) pursuant to the term of an underwriting agreement that the Company entered into with ThinkEquity LLC on September 28, 2022 (the “Underwriting Agreement”),an aggregate of 2,500,000 shares of the Company’s common stock, par value $0.001 per share, at a public offering price of $2.75 per share, for gross proceeds of $6,875,000, before deducting underwriting discounts, commissions and offering expenses. Pursuant to the Underwriting Agreement, the Company also issued to the underwriter, warrants to purchase up to 143,750 shares of common stock. The warrants will be exercisable at a per share exercise price of $3.4375.

On November 26, 2024, pursuant to the terms of the Merger Agreement with Forza and Merger Sub, Forza merged with and into Merger Sub, with Forza surviving the merger (the “Merger”). The Merger is intended to qualify for federal income tax purposes as a tax-free reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended. Subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each outstanding share of Forza common stock (other than any shares held by us), were converted into the right to receive 0.61166627 shares (the “Exchange Ratio”) of our common stock, any fractional shares to be rounded down to the nearest whole share of common stock, for an aggregate of 5,354,480 shares of our common stock. No cash proceeds were received related to this share issuance.

Common Stock Warrants

As of December 31, 2024, the Company had outstanding warrants to purchase an aggregate of 562,373 shares of common stock:

●	warrants to purchase 150,000 shares of common stock at an exercise price of $7.50 per share that were issued to the representative of the underwriters on July 23, 2021, in connection with the Company’s IPO. The representative’s warrants are exercisable at any time and from time to time, in whole or in part, and expire on July 20, 2026.

●	warrants to purchase 143,750 shares of common stock at an exercise price of $3.4375 were issued to the representative of the underwriters on October 3, 2022, in connection with an underwritten public offering. These representative’s warrants are exercisable at any time and from time to time, in whole or in part, and expire on September 28, 2027.

●	warrants to purchase 105,501 shares of common stock at an exercise price of $10.22. These warrants were assumed by the Company on November 26, 2024 in connection with the Merger and were converted into a warrant to purchase the number of shares of Company common stock that the holder would have received if such holder had exercised such warrant to purchase shares of Forza common stock prior to the Merger . These representative’s warrants were originally issued in connection with Forza X1, Inc.’s initial public offering that closed on August 16, 2022, and are exercisable at any time and from time to time, in whole or in part, and expire on August 11, 2027.

●	warrants to purchase 163,122 shares of common stock at an exercise price of $3.07. These warrants were assumed by the Company on November 26, 2024 in connection with the Merger and were converted into a warrant to purchase the number of shares of Company common stock that the holder would have received if such holder had exercised such warrant to purchase shares of Forza common stock prior to the Merger These representative’s warrants were originally issued in connection with Forza X1, Inc.’s public offering that closed on June 14, 2023, and are exercisable at any time and from time to time, in whole or in part, and expire on June 12, 2028.

There was no warrant activity during the year ended December 31, 2024.

Equity Compensation Plan

The Company maintains an equity compensation plan (the “Plan”) under which it may award employees, directors and consultants’ incentive and non-qualified stock options, restricted stock, stock appreciation rights and other stock-based awards with terms established by the Compensation Committee of the Board of Directors which has been appointed by the Board of Directors to administer the Plan. The number of awards under the Plan automatically increased on January 1, 2022. As of December 31, 2024, there were 948,089 shares remaining available for grant under this Plan.

Accounting for Stock-Based Compensation

Stock Compensation Expense

For the year ended December 31, 2024 and 2023, the Company recorded $417,375 and $557,479, respectively, of stock-based compensation expense, which is included in salaries and wages on the accompanying consolidated statement of operations.

Stock Options

Under the Company’s 2021 Stock Incentive Plan the Company has issued stock options. A stock option grant gives the holder the right, but not the obligation to purchase a certain number of shares at a predetermined price for a specific period of time. The Company typically issues options that vest pro rata on a monthly basis over various periods. Under the terms of the Plan, the contractual life of the option grants may not exceed ten years.

The Company utilizes the Black-Scholes model to determine fair value of stock option awards on the date of grant. The Company utilized the following assumptions for option grants during the years ended December 31, 2024 and 2023:

	Year Ended December 31	Year Ended December 31,
	2024	2023
Expected term	1.42-6.5 years	5 years
Expected average volatility	39.1 – 49.6%	35.9 - 51%
Expected dividend yield	—	—
Risk-free interest rate	3.77 –4.55%	0.72 – 1.5-4.72%

The expected volatility of the option is determined using historical volatilities based on historical stock price of comparable boat manufacturing companies. The Company estimated the expected life of the options granted based upon historical weighted average of comparable boat manufacturing companies. The risk-free interest rate is determined using the U.S. Department of the Treasury yield curve rates with a remaining term equal to the expected life of the option. The Company has never paid a dividend, and as such the dividend yield is 0.0%

	Options Outstanding
	Number of	Weighted Average	Weighted Average Remaining life	Fair value
	Options	Exercise Price	(years)	of options

Outstanding, December 31, 2022	1,283,571	$4.14	8.95	$2,324,581
Granted	75,000	1.35	10.00	39,960
Exercised	—	—		—
Forfeited/canceled	(87,555)	(3.65)		(151,394)
Outstanding, December 31, 2023	1,271,016	$3.99	8.04	$2,213,147
Granted	1,352,458	2.19	5.16	266,500
Exercised	—	—		—
Forfeited/canceled	(484,303)	(3.63)		(770,996)
Outstanding, December 31, 2024	2.139,171	$2.93	5.04	$1,708,651

Exercisable options, December 31, 2024	1,177,766	$4.32	7.31

At December 31, 2024, 961,405 share of Twin Vee options are unvested and expected to vest over the next four years.

Restricted Stock Units

Under the Company’s 2021 Stock Incentive Plan the Company has issued restricted stock units (“RSUs”). RSUs are granted with a fair value equal to the closing market price of our common stock on the business day of the grant date. An award may vest completely at a point in time (cliff-vest) or in increments over time (graded-vest). Generally, RSUs vest over three years.

	Restricted Stock Units Outstanding
	Number of	Weighted Average Grant – Date	Weighted Average Remaining life	Aggregate Intrinsic
	Units	Fair Value Price	(years)	Value

Outstanding, December 31, 2022	—	$—	—	$—
Granted	91,875	2.25	3.00	71,955
Exercised	—	—		—
Forfeited/canceled	(24,625)	(2.25)		(34,968)
Outstanding, December 31, 2023	67,250	$2.25	2.07	$36,987

Granted	87,300	0.84	2.56	48,015
Exercised	—	—		—
Forfeited/canceled	(70,010)	(1.32)		(38,505)
Outstanding, December 31, 2024	84,540	$1.56	1.57	$46,497

Forza

On November 26, 2024, we consummated the Merger contemplated by the Merger Agreement. Each outstanding share of Forza Common Stock (other than any shares held by the Company), were converted into the right to receive 0.61166627 shares (the “Exchange Ratio”) of Twin Vee Common Stock, any fractional shares to be rounded down to the nearest whole share of common stock, for an aggregate of 5,354,480 shares of Twin Vee Common Stock. No cash proceeds were received related to this share issuance.

The Company utilizes the Black-Scholes model to determine fair value of stock option awards on the date of grant. The Company utilized the following assumptions for option grants during the year ended December 31, 2023:

Year Ended December 31
2023
Expected term	5 years
Expected average volatility	108 - 113%
Expected dividend yield	—
Risk-free interest rate	2.98 –4.72%

The expected volatility of the option is determined using historical volatilities based on historical stock price of comparable boat manufacturing companies. The Company estimated the expected life of the options granted based upon historical weighted average of comparable boat manufacturing companies. The risk-free interest rate is determined using the U.S. Department of the Treasury yield curve rates with a remaining term equal to the expected life of the option. The Company has never paid a dividend, and as such the dividend yield is 0.0%

	Options Outstanding		Weighted Average
	Number of	Weighted Average	Remaining life
	Options	Exercise Price	(years)	Fair value of option

Outstanding, December 31, 2022	1,441,500	$3.41	0.05	$4,009,913
Granted	518,000	0.70	9.76	287,835
Exercised	—	—
Forfeited/canceled	(69,583)	1.24	9.62	(40,248)
Outstanding, December 31, 2023	1,889,917	$2.75	9.36	$4,257,500

Exercisable options, December 31, 2023	611,250	$2.79	2.79

Accounting for Stock -Based Compensation

Stock Compensation Expense - For the year-to-date period until the date of merger on November 26, 2024, the Company recorded $759,765 of stock-based compensation expense which is included in salaries and wages on the accompanying condensed statement of operations.

Forza’s 2022 Stock Incentive Plan (the “Plan”)- Forza has issued stock options. A stock option grant gives the holder the right, but not the obligation to purchase a certain number of shares at a predetermined price for a specific period of time. Forza typically issues options that vest pro rata on a monthly basis over various periods. Under the terms of the Plan, the contractual life of the option grants may not exceed ten years.

14. Customer and Supplier Concentration

Significant dealers and suppliers are those that account for greater than 10% of the Company’s revenues and purchases.

During the year ended December 31, 2024, three individual customers had sales of over 10% of our total sales and represented 40% of total sales. During the year ended December 31, 2023, one individual dealer had sales of over 10% of our total sales and represented 10% of total sales.

The Company is dependent on third-party equipment manufacturers, distributors, and dealers for certain parts and materials utilized in the manufacturing process. During the year ended December 31, 2024, the Company purchased a substantial portion of engines and other materials from five vendors. Total purchases from these vendors were $5,324,494. During the year ended December 31, 2023, the Company purchased all engines from three vendors for its boats under supplier agreements. Total purchases from these vendors were $9,252,915. The Company believes there are other suppliers that could be substituted should the supplier become unavailable or non-competitive.

15. Income Tax

Due to operating losses and the recognition of valuation allowances, the Company has no provision for current and deferred federal or state income taxes in 2024. In 2021, the Company reversed valuation allowances against previously reserved deferred tax assets, accordingly, there was no provision for current and deferred federal or state income taxes.

Deferred income taxes reflect the net tax effects of temporary and permanent differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets and deferred tax liabilities are as follows as of:

	December 31,	December 31,
	2024	2023

Non-operating loss carryforward	$16,700,000	$8,600,000
Valuation allowance	(16,700,000)	(8,600,000)
Net deferred tax asset	$—	$—

The Company has established a valuation allowance against its deferred tax assets due to the uncertainty surrounding the realization of such assets. During the years ended December 31, 2024 and 2023, the valuation allowance increased by approximately $8,100,000 and $3,092,000, respectively. The Company has net operating and economic loss carry-forwards of approximately $8.6 million available to offset future federal and state taxable income.

A reconciliation between expected income taxes, computed at the federal income tax rate of 21% applied to the pretax accounting loss, and our blended state income tax rate of 2%, and the income tax net expense included in the consolidated statements of operations for the years ended December 31, 2023 and 2022 is as follows:

	December 31,	December 31,
	2024	2023
Tax at federal statutory rate	21.0%	21.0%
Tax at state rate net of federal benefit	2.0%	2.0%
Change in valuation allowance	(23.0)%	(23.0)%
Provision for taxes	0.0%	0.0%

The Company’s tax positions for 2020 to 2022 have been analyzed and concluded that no liability for unrecognized tax benefits should be recorded related to uncertain tax positions taken on returns filed for open tax years. Tax returns for the years 2021 to 2023, are subject to review by the tax authorities.

16. Net Loss Per Share

Basic net loss per share has been computed on the basis of the weighted average number of shares of common stock outstanding. Diluted net loss per share of common stock has been computed on the basis of the weighted average number of shares outstanding plus equivalent shares of common stock assuming exercise of stock options. Potential shares of common stock that have an anti-dilutive effect (i.e., those that share or decrease loss per share) are excluded from the calculation of diluted net loss per share of common stock.

Basic and diluted loss per common share have been computed based on the following as of years ending December 31, 2024 and 2023:

	December 31,	December 31,
	2024	2023

Numerator for basic and diluted net loss per share:
Net loss	$(11,045,971)	$(7,192,176)
Denominator:
For basic net loss per share - weighted average common shares outstanding	10,032,040	9,520,000
Effect of dilutive stock options	—	—
For diluted net loss per share - weighted average common shares outstanding	10,032,040	9,520,000
Net loss per share -Basic:
Net loss per share	$(1.10)	$(0.76)
Net loss per share - Diluted:
Net loss per share	$(1.10)	$(0.76)

For the years ended December 31, 2024 and 2023, all potentially dilutive securities were antidilutive.

17. Segment Information

Effective with the beginning of the fourth quarter of 2024, the company began operating in a single segment following the reorganization of its operations from three operating and reportable segments to one operating and reportable segment. The primary business activities include design, manufacture, marketing and sales of power boats. The Company reports segment information based on the “management” approach. The management approach designates the internal reporting used by management for making decisions and assessing performance as the source of the Company’s reportable segments. The Company’s Chief Operating Decision Maker is its President and Chief Executive Officer. The CDOM regularly reviews consolidated net sales, consolidated operating expenses and consolidated operating income.

18. Subsequent Events

The Company has evaluated all events or transactions that occurred after December 31, 2024 through March 20, 2025, which is the date that the consolidated financial statements were available to be issued. During this period, there were no material subsequent events requiring recognition or disclosure, other than the ones described below.

On January 1, 2024, our 2021 Stock Incentive Plan automatically increased, and will continue to increase on January 1 of each calendar year for a period of ten years commencing on January 1, 2022 and ending on (and including) January 1, 2031, in a number of shares of common stock equal to 4.5% of the total number of shares of common stock outstanding on December 31 of the preceding calendar year. As of January 1, 2025, the maximum number of common stock shares available for issuance was 3,841,152.

In January 2025, the company obtained a waiver of liens and the delivery of certain equipment from the general contractor of the Marion North Carolina facility which will allow the company to move forward with a plan of disposal. The land and building are currently listed for sale while the company searches for a broker for the property. We expect this property to be sold withing the next 12 months.

On February 4, 2025, Twin Vee PowerCats Co. (the “Company”) entered into an agreement (the “Sale Agreement”), effective February 4, 2025 (the “Effective Date”), with Revver Digital, LLC, a Delaware limited liability company and wholly owned subsidiary of One Water Marine Inc. (“OWM”), providing the Company with the right to acquire certain intellectual property of OWM (the “OWN Intellectual Property”) related to (a) the online marketplace, advertisement, marketing, and sale services of yachts, boats, and yacht and boat accessories and (b) arranging of loans, insurance, and warranty services related to yachts and boats under the brands “Yachts for Sale” and “Boats for Sale” through the websites available at the domains (the “Domains”) “yachtsforsale.com” and “boatsforsale.com” (the “Business”). Pending the closing of the sale of the OWN Intellectual Property to the Company, the Sale Agreement grants the Company a license to use and sublicense the OWN Intellectual Property to conduct the Business in consideration of: (a) the payment to OWM of a monthly revenue-sharing royalty (the “Revenue-Sharing Royalty”) of six percent (6%) of the Aggregate Subscription Revenue (as defined) of the Business; and (b) a credit to OWM of $500 per OWM dealer who lists boats or yachts on the Domains during such period (the “Dealer Storefront Credit”). On the date of the closing (the “Closing”) of the sale of the OWN Intellectual Property to the Company, the Sale Agreement provides that in consideration of the transfer of, and as a purchase price (the “Purchase Price”) for, the OWM Intellectual Property, the Company will assume certain liabilities of OWM related to the Business and pay to OWM $5,000,000 (the “Minimum Purchase Price”), less the aggregate amount of all Revenue-Sharing Royalties paid to OWM through such date and the aggregate amount of all Dealer Storefront Credits accrued for the benefit of OWM through such date (the “Remaining Purchase Price”).

On March 10, 2025, shareholders Nabeel Youseph and Marisa Hardyal-Youseph (“Plaintiffs”), who are former holders of common stock of Forza X1, Inc. (“Forza”), commenced an action in the Chancery Court of the State of Delaware, captioned Youseph, et al. v. Visconti, et al., Case No. 2025-0262, by filing a putative class action complaint (the “Complaint”) against Defendants Joseph Visconti, Kevin Schuyler, Neil Ross, Twin Vee PowerCats Co. and Twin Vee PowerCats, Inc. (collectively, “Defendants”), related to Forza’s merger with us seeking an unspecified award of damages, plus interest, costs, and attorneys’ fees. Plaintiffs’ Complaint asserts claims (1) against Defendants for breach of fiduciary duty in their capacities as controlling shareholders of Forza, (2) against Messrs. Visconti, Schuyler, and Ross for breach of fiduciary duty in their capacities as directors of Forza, and (3) against Mr. Visconti for breach of fiduciary duty in his capacity as an officer of Forza. Defendants intend to vigorously defending against the claims. At this time, the Company is unable to estimate the ultimate outcome of this matter.

TWIN VEE POWERCATS CO. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30,
	2025	December 31,
	(Unaudited)	2024

Assets
Current Assets
Cash and cash equivalents	$5,961,668	$7,491,123
Restricted cash	215,117	215,117
Inventories, net	2,681,000	2,516,760
Prepaid expenses and other current assets	200,640	196,141
Assets held for sale, net	4,334,523	—
Total current assets	13,392,948	10,419,141

Property and equipment, net	8,743,265	15,037,798
Operating lease right of use asset, net	195,540	390,686
Security deposit	26,193	40,280
Total Assets	$22,357,946	$25,887,905

Liabilities and Stockholders’ Equity
Current Liabilities:
Accounts payable	$2,025,155	$2,215,078
Accrued liabilities	926,605	794,253
Contract liabilities	12,500	80,000
Finance lease liabilities	21,038	221,929
Operating lease liabilities	218,560	436,730
Total current liabilities	3,203,858	3,747,990

Economic Injury Disaster Loan	499,900	499,900
Finance lease liabilities - noncurrent	30,952	2,423,165
Total Liabilities	3,734,710	6,671,055

Commitments and contingencies (Note 10)

Stockholders’ equity:
Preferred stock: 10,000,000 authorized; $0.001 par value; no shares issued and outstanding	—	—
Common stock: 50,000,000 authorized; $0.001 par value; 2,237,299 and 1,487,445 issued and outstanding at June 30, 2025 and December 31, 2024, respectively	2,237	1,487
Additional paid-in capital	47,278,265	44,608,318
Accumulated deficit	(28,657,266)	(25,392,955)
Total stockholders’ equity	18,623,236	19,216,850

Total Liabilities and Stockholders’ Equity	$22,357,946	$25,887,905

All share numbers have been retrospectively adjusted for the one-for-ten reverse stock split effective April 7, 2025.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

TWIN VEE POWERCATS CO. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

	Quarter Ended		Six Months Ended
	June 30,		June 30, 2025
	2025	2024	2025	2024

Net sales	$4,755,618	$4,326,821	$8,367,909	$9,603,164
Cost of products sold (excluding depreciation & amortization)	4,101,565	4,124,481	7,176,742	9,123,511
Gross profit	654,053	202,340	1,191,167	479,653

Operating expenses:
Selling, general and administrative	605,273	755,959	1,203,825	1,449,912
Salaries and wages	1,055,103	1,199,348	2,022,065	2,495,616
Professional fees	190,507	452,367	336,518	707,692
Impairment of property & equipment	—	1,674,000	—	1,674,000
Loss on lease termination	53,425	—	53,425	—
Loss on sale of property & equipment	—	—	63,011	—
Depreciation and amortization	425,551	434,958	867,223	860,239
Research and development	—	344,784	—	494,475
Total operating expenses	2,329,859	4,861,416	4,546,067	7,681,934

Loss from operations	(1,675,806)	(4,659,076)	(3,354,900)	(7,202,281)

Other income (expense):
Dividend income	—	182,941	—	396,671
Other income (expense)	1,609	(6,029)	51,033	32,962
Interest expense	(19,556)	(54,938)	(55,759)	(121,887)
Interest income	39,682	5,302	95,315	7,879
Unrealized loss on marketable securities	—	12,604	—	(2,944)
Realized gain on marketable securities	—	—	—	35,210
Total other income	21,735	139,880	90,589	347,891

Loss before income tax	(1,654,071)	(4,519,196)	(3,264,311)	(6,854,390)
Income taxes provision	—	—	—	—
Net loss	(1,654,071)	(4,519,196)	(3,264,311)	(6,854,390)
Less: Net loss attributable to noncontrolling interests	—	(1,573,495)	—	(2,222,462)
Net loss attributed to stockholders of Twin Vee PowerCats Co, Inc.	$(1,654,071)	$(2,945,701)	$(3,264,311)	$(4,631,928)

Basic and diluted loss per share of common stock	$(0.87)	$(3.09)	$(1.93)	$(4.87)
Weighted average number of shares of common stock outstanding	1,899,533	952,000	1,694,627	952,000

All share numbers have been retrospectively adjusted for the one-for-ten reverse stock split effective April 7, 2025.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

TWIN VEE POWERCATS CO. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
(Unaudited)

			Additional
	Common Stock		Paid-in	Accumulated	Noncontrolling
	Shares	Amount	Capital	Deficit	Interests	Total

Balance, January 1, 2024	952,000	$952	$37,857,225	$(14,346,983)	$8,538,422	$32,049,615

Stock-based compensation	—	—	426,283	—	—	426,283
Net loss	—	—	—	(1,686,227)	(648,967)	(2,335,194)
Balance, March 31, 2024	952,000	952	$38,283,508	(16,033,210)	7,889,455	30,140,704
Stock-based compensation	—	—	317,744	—	—	317,744
Net loss	—	—	—	(2,945,701)	(1,573,495)	(4,519,196)
Balance, June 30, 2024	952,000	$952	$38,601,252	$(18,978,911)	$6,315,960	$25,939,252

Balance, January 1, 2025	1,487,445	$1,487	$44,608,318	$(25,392,955)	$—	$19,216,850
Stock-based compensation	—	—	55,968	—	—	55,968
Net loss	—	—	—	(1,610,240)		(1,610,240)
Balance, March 31, 2025	1,487,445	1,487	44,664,286	(27,003,195)	—	17,662,578
Stock-based compensation	—	—	59,628	—	—	59,628
Issuance of common stock	750,000	750	2,554,351	—	—	2,555,101
Fractional shares	(146)	—	—	—	—	—
Net loss	—	—	—	(1,654,071)	—	(1,654,071)
Balance, June 30, 2025	2,237,299	$2,237	$47,278,265	$(28,657,266)	$—	$18,623,235

All share numbers have been retrospectively adjusted for the one-for-ten reverse stock split effective April 7, 2025.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

TWIN VEE POWERCATS CO. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Six Months Ended
	June 30,
	2025	2024
Cash Flows From Operating Activities
Net loss	$(3,264,311)	$(6,854,390)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock based compensation	115,597	744,027
Depreciation and amortization	867,223	860,239
Impairment of property & equipment	—	1,674,000
Loss on lease termination	53,425	—
Loss on sale of property & equipment	63,011	—
Amortization of right-of-use asset	195,146	239,176
Net change in fair value of marketable securities	—	2,944
Change in inventory reserve	28,697	289,072
Changes in operating assets and liabilities:
Accounts receivable	—	(35,633)
Inventories	(192,937)	448,182
Prepaid expenses and other current assets	(4,499)	277,959
Accounts payable	(189,923)	380,788
Accrued liabilities	132,352	32,099
Operating lease liabilities	(218,170)	(252,456)
Contract liabilities	(67,500)	(38,020)
Net cash used in operating activities	(2,481,889)	(2,232,013)

Cash Flows From Investing Activities
Security deposit	14,087	2,706
Realized gain on sale of marketable securities, available for sale	—	(35,210)
Net sales of investment in marketable securities	—	3,500,000
Proceeds from sale of property & equipment	25,000	—
Purchase of property and equipment	(1,536,522)	(3,715,351)
Net cash used in investing activities	(1,497,435)	(247,855)

Cash Flows From Financing Activities
Proceeds from issuance of common stock, net of fees of $444,899	2,555,100	—
Finance lease payments	(105,108)	(137,029)
Net cash provided by (used in) financing activities	2,449,992	(137,029)

Net change in cash, cash equivalents and restricted cash	(1,529,332)	(2,616,897)
Cash, cash equivalents and restricted cash at beginning of the period	7,706,240	16,755,233
Cash, cash equivalents and restricted cash at end of the period	$6,176,785	$14,138,336

Supplemental Cash Flow Information
Cash paid for interest	$156,815	$176,190

Non Cash Investing and Financing Activities
Increase in the right-of-use asset and lease liability	$—	$31,572

Reconciliation to the Condensed Consolidated Balance Sheets
Cash and cash equivalents	$5,961,668	$13,927,460
Restricted cash	215,117	210,876
Total cash, cash equivalents and restricted cash	$6,176,785	$14,138,336

TWIN VEE POWERCATS CO.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2025

1. Organization and Summary of Significant Accounting Policies

Organization

Twin Vee PowerCats Co. (“Twin Vee” or the “Company”) was incorporated as Twin Vee Catamarans, Inc., in the state of Florida, on December 1, 2009. On April 7, 2021, the Company filed a Certificate of Conversion to register and incorporate in the state of Delaware and changed the company name to Twin Vee PowerCats Co. The Certificate of Incorporation for Twin Vee PowerCats Co. was also filed on April 7, 2021.

On September 1, 2021, the Company formed Fix My Boat, Inc., (“Fix My Boat”), a wholly owned subsidiary. Fix My Boat will utilize a franchise model for marine mechanics across the country. Fix My Boat has been inactive for the majority of 2024 and on July 23, 2024, Fix My Boat, Inc. was merged into Twin Vee PowerCats Co.

On April 20, 2023, the Company formed AquaSport Co., a wholly owned subsidiary incorporated in the state of Florida in connection with the Company’s plan to lease the assets of former AQUASPORT™ boat brand and manufacturing facility in White Bluff, Tennessee. On July 30, 2024, AquaSport Co. was merged into Twin Vee PowerCats Co. On May 28, 2025, the Company entered into a Mutual Release Agreement with the lessor, removing all obligations under the lease, and returning to the lessor all property, plant and equipment, brand name and all other leased assets. During the second quarter, the Company recorded the elimination of ROU financial asset and lease liabilities from its balance sheet, recording a loss on disposition of $54,425.

Forza X1, Inc. was initially incorporated as Electra Power Sports, Inc. on October 15, 2021, and subsequently changed its name to Forza X1, Inc. (“Forza X1” or “Forza”) on October 29, 2021. Prior to Forza’s incorporation on October 15, 2021, the electric boat business was operated as the Company’s Electra Power Sports™ Division. Following the Company’s initial public offering that closed on July 23, 2021 (the “IPO”), it determined in October 2021 that for several reasons, it would market the Company’s new independent line of electric boats under a new brand name (and new subsidiary). On November 26, 2024 (the “Closing Date”), pursuant to the terms of the Agreement and Plan of Merger, dated as of August 12, 2024 (the “Merger Agreement”), by and between Twin Vee, Twin Vee Merger Sub, Inc. and Forza, Merger Sub was merged with and into Forza (the “Merger”), with Forza surviving the Merger as a wholly-owned subsidiary of Twin Vee. At the effective time of the Merger, (a) each outstanding share of common stock of Forza , par value $0.001 per share of Forza (the “Forza Common Stock”) (other than any shares held by Twin Vee) was converted into the right to receive 0.611666275 shares of Twin Vee common stock, par value $0.001 per share (the “Twin Vee Common Stock”), (b) each outstanding Forza stock option, whether vested or unvested, that had not previously been exercised prior to such time was converted into an option to purchase 0.611666275 shares of Twin Vee Common Stock for each share of Forza Common Stock covered by such option, (c) each outstanding warrant to purchase shares of Forza Common Stock was assumed by Twin Vee and converted into a warrant to purchase 0.611666275 shares of Twin Vee Common Stock for each share of Forza Common Stock for which such warrant was exercisable for prior to the Effective Time, and (d) the 7,000,000 shares of Forza Common Stock held by Twin Vee were cancelled.

On March 26, 2025, the Company formed WIZZ BANGER, INC., a wholly owned subsidiary in the state of Florida in connection with the Company’s plan to develop an enhanced used boat marketplace leveraging the recently acquired URLs, Boatsforsale.com and Yachtsforsale.com.

On June 5, 2025, Twin Vee PowerCats Co. (the “Company” or “Twin Vee”) entered into an Asset Purchase Agreement (the “Asset Purchase Agreement”), with Bahama Boat Works, LLC (“Bahama Boat Works”), pursuant to which the Company acquired various tangible and intangible assets (the “Assets”) from Bahama Boat Works’ relating to the Bahama boat brand (the “Bahama Boat Brand”). Total consideration includes a $100,000 upfront payment and contingent consideration of up to $2,900,000 based on the future sales of Bahama’s existing 35’, 37’ 41’ and 41GT boat models. As of the acquisition date, only the $100,000 payment was recognized and allocated to inventory. Contingent consideration will be recognized as an increase to the cost basis of the acquired boat molds (property, plant & equipment) when it becomes both probable and reasonably estimable, in accordance with ASC 450. No liabilities were assumed, and no goodwill was recorded. The Asset Purchase Agreement may be terminated by mutual written consent of the parties or by the Company, in its sole discretion, if the Company decides to discontinue further development, production, or commercialization of the Bahama Boat Brand product line before the balance of the contingent consideration due to Bahama Boat Works is paid. Upon any such termination, the parties may either seek to sell the Bahama Boat Brand and associated assets pursuant to the mechanism set forth in the Asset Purchase Agreement described below or, the Company, in its sole discretion, may elect to return the Assets to Bahama Boat Works.

Going Concern

Our unaudited financial statement for the three and six months ended June 30, 2025 were prepared under the assumption that we will continue as a going concern; however, we have incurred significant losses from operations to date and we expect our expenses to increase in connection with our ongoing activities. These factors raise substantial doubt about our ability to continue as a going concern for one year after the financial statements included in this Quarterly Report are issued. See “Liquidity and Capital Resources” below.

Principles of Consolidation

The unaudited condensed consolidated financial statements include the accounts of Twin Vee and its wholly owned subsidiaries as of June 30, 2025, Forza X1 and WIZZ BANGER, INC., collectively referred to as the “Company”. Prior to November 26, 2024, the Company’s net loss excludes losses attributable to noncontrolling interests. The Company reported noncontrolling interests in consolidated entities as a component of equity separate from the Company’s equity. All inter-company balances and transactions are eliminated in consolidation.

Basis of Presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial statements and with the instructions to Form 10-Q and Rule 8-03 of Regulation S-X of the United States Securities and Exchange Commission (“SEC”). Accordingly, they do not contain all information and footnotes required by accounting principles generally accepted in the United States of America for annual financial statements.

In the opinion of the Company’s management, the accompanying unaudited condensed consolidated financial statements contain all the adjustments necessary (consisting only of normal recurring accruals) to present the financial position of the Company as of June 30, 2025 and the results of operations and cash flows for the periods presented. The results of operations for the three and six months ended June 30, 2025 are not necessarily indicative of the operating results for the full fiscal year or any future period. These unaudited condensed consolidated financial statements should be read in conjunction with the financial statements and related notes thereto for the year ended December 31, 2024, which are included in the Company’s Annual Report on Form 10-K filed with the SEC on March 20, 2025.

As of the close of trading on April 7, 2025 (the “Effective Time”), in order to regain compliance with the minimum $1.00 bid price per share requirement of Nasdaq’s Marketplace Rule 5550(a)(2), Twin Vee effected a reverse stock split of its common stock at a reverse stock split ratio of 1-for-10, and began trading on a reverse-split-adjusted basis on Nasdaq as of the open of trading on April 8, 2025 under the existing ticker symbol “VEEE.” The par value of the Company’s common stock was unchanged at $0.001 per share after the Reverse Split. As a result, on the effective date of the Reverse Split, the stated capital on the Company’s condensed consolidated balance sheet attributable to the Company’s common stock was reduced proportionally based on the Reverse Split ratio of one-for-10 and the additional paid-in capital account was credited with the amount by which the stated capital was reduced.

Revenue Recognition

The Company’s revenue is derived primarily from the sale of boats, motors and trailers to its independent dealers. The Company recognizes revenue when obligations under the terms of a contract are satisfied and control over promised goods is transferred to the dealer. For the majority of sales, this occurs when the product is released to the carrier responsible for transporting it to a dealer. The Company typically receives payment within five business days of shipment. Revenue is measured as the amount of consideration the Company expects to receive in exchange for a product. The Company offers dealer incentives that include wholesale rebates, retail rebates and promotions, floor plan reimbursement or cash discounts, and other allowances that are recorded as reductions of revenues in net sales in the statements of operations. The consideration recognized represents the amount specified in a contract with a customer, net of estimated incentives the Company reasonably expects to pay. The estimated liability and reduction in revenue for dealer incentives is recorded at the time of sale. Subsequent adjustments to incentive estimates are possible because actual results may differ from these estimates if conditions dictate the need to enhance or reduce sales promotion and incentive programs or if dealer achievement or other items vary from historical trends. Accrued dealer incentives are included in accrued liabilities in the accompanying condensed consolidated balance sheets.

Payment received for the future sale of a boat to a customer is recognized as a customer deposit. Customer deposits are recognized as revenue when control over promised goods is transferred to the customer. June 30, 2025 and December 31, 2024, the Company had customer deposits of $12,500 and $80,000, respectively, which is recorded as contract liabilities on the condensed consolidated balance sheets.

Rebates and Discounts

Dealers earn wholesale rebates based on purchase volume commitments and achievement of certain performance metrics. The Company estimates the amount of wholesale rebates based on historical achievement, forecasted volume, and assumptions regarding dealer behavior. Rebates that apply to boats already in dealer inventory are referred to as retail rebates. The Company estimates the amount of retail rebates based on historical data for specific boat models adjusted for forecasted sales volume, product mix, dealer and consumer behavior, and assumptions concerning market conditions. The Company also utilizes various programs whereby it offers cash discounts or agrees to reimburse its dealers for certain floor plan interest costs incurred by dealers for limited periods of time, generally ranging up to six months. These floor plan interest costs are treated as a reduction in the revenue recognized on the sale at an amount estimated at the time of sale.

Other Revenue Recognition Matters

Dealers generally have no right to return unsold boats. Occasionally, the Company may accept returns in limited circumstances and at the Company’s discretion under its warranty policy. The Company may be obligated, in the event of default by a dealer, to accept returns of unsold boats under its repurchase commitment to floor financing providers, who are able to obtain such boats through foreclosure. The repurchase commitment is on an individual unit basis with a term from the date it is financed by the lending institution through the payment date by the dealer, generally not exceeding 30 months.

The Company has excluded sales and other taxes assessed by a governmental authority in connection with revenue-producing activities from the determination of the transaction price for all contracts. The Company has not adjusted net sales for the effects of a significant financing component because the period between the transfer of the promised goods and the customer’s payment is expected to be one year or less.

Use of Estimates

The preparation of condensed consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Some of these judgments can be subjective and complex, and, consequently, actual results may differ from these estimates.

Concentration of Credit and Business Risk

Financial instruments that potentially subject the Company to concentration of credit risk primarily consist of trade receivables. Credit risk on trade receivables is mitigated as a result of the Company’s use of trade letters of credit, dealer floor plan financing arrangements, and the geographically diversified nature of the Company’s customer base. The Company minimizes the concentration of credit risk associated with its cash by maintaining its cash with high quality federally insured financial institutions. However, cash balances in excess of the Federal Deposit Insurance Corporation (“FDIC”) insured limit of $250,000 are at risk. As of June 30, 2025 and December 31, 2024, the Company had $5,461,167 and $6,740,623, respectively, in excess of FDIC insured limits.

Cash, Cash Equivalents and Restricted Cash

Cash, cash equivalents and restricted cash include all highly liquid investments with original maturities of six months or less at the time of purchase. On June 30, 2025 and December 31, 2024, the Company had cash, cash equivalents and restricted cash of $6,176,785 and $7,706,240, respectively. Included within restricted cash on the Company’s condensed consolidated balance sheets was cash deposited as collateral for irrevocable letters of credit of $215,117 at June 30, 2025 and December 31, 2024.

Marketable Securities

The Company’s investments in debt securities are carried at either amortized cost or fair value. Investments in debt securities that the Company has the positive intent and ability to hold to maturity are carried at amortized cost and classified as held-to-maturity. Investments in debt securities that are not classified as held-to-maturity are carried at fair value and classified as either trading or available-for-sale. Realized and unrealized gains and losses on trading debt securities as well as realized gains and losses on available-for-sale debt securities are included in net income.

Fair Value of Financial Instruments

The Company follows accounting guidelines on fair value measurements for financial instruments measured on a recurring basis, as well as for certain assets and liabilities that are initially recorded at their estimated fair values. Fair value is defined as the exit price, or the amount that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants as the measurement date. The Company uses the following three-level hierarchy that maximizes the use of observable inputs and minimizes the use of unobservable inputs to value its financial instruments:

●	Level 1: Observable inputs such as unadjusted quoted prices in active markets for identical instruments.

●	Level 2: Quoted prices for similar instruments that are directly or indirectly observable in the marketplace.

●	Level 3: Significant unobservable inputs which are supported by little or no market activity and that are financial instruments whose values are determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires a significant judgment or estimation.

Financial instruments measured as fair value are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires it to make judgments and consider factors specific to the asset or liability. The use of different assumptions and/or estimation methodologies may have a material effect on estimated fair values. Accordingly, the fair value estimates disclosed, or initial amounts recorded may not be indicative of the amount that the Company or holders of the instruments could realize in a current market exchange.

The carrying amounts of cash equivalents approximate their fair value due to their liquid or short-term nature, such as accounts receivable and payable, and other financial instruments in current assets or current liabilities.

Accounts Receivable

The Company’s Accounts Receivable is derived from third party financing arrangements that its dealers utilize to finance the purchase of its boats. This “floorplan financing” is collateralized by the finished boat, and cash payment is received within 3-5 days of the finance company’s approval of the dealer’s purchase. At the end of a reporting period, some payment(s) may not yet have been received from the financing company, which creates a temporary account receivable that will be satisfied in just a few days. As such, the Company’s Accounts Receivable at any point in time are 100% collectable, and no valuation adjustment is necessary. Therefore, there is no allowance for credit losses on the Company’s balance sheet. Accounts receivable were $0 at June 30, 2025 and December 31, 2024.

Inventories

Inventories are valued at the lower of cost and net realizable value, with cost determined using the average cost method on a first-in first -out basis. Net realizable value is defined as sales price, less cost of completion, disposable and transportation and a normal profit margin. Production costs, consisting of labor and overhead, are applied to ending finished goods inventories at a rate based on estimated production capacity. Excess production costs are charged to cost of products sold. Provisions have been made to reduce excess or obsolete inventories to their net realizable value. Provisions for excess and obsolete inventories at June 30, 2025 and December 31, 2024 were $162,729 and $134,032, respectively.

Property and Equipment

Property and equipment is stated at cost, net of accumulated depreciation and amortization, using the straight-line method over the assets’ useful life. Leasehold improvements are amortized over the shorter of the assets’ useful life or the lease term. The estimated useful lives of property and equipment range from three to five years. Upon sale or retirement, the cost and related accumulated depreciation is eliminated from their respective accounts, and the resulting gain or loss is included in results of operations. Repairs and maintenance charges, which do not increase the useful lives of the assets, are charged to operations as incurred.

Impairment of Long-Lived Assets

Management assesses the recoverability of its long-lived assets when indicators of impairment are present. If such indicators are present, recoverability of these assets is determined by comparing the undiscounted net cash flows estimated to result from those assets over the remaining life to the assets’ net carrying amounts. If the estimated undiscounted net cash flows are less than the net carrying amount, the assets would be adjusted to their fair value, based on appraisal or the present value of the undiscounted net cash flows. An impairment charge of $1,674,000 was recorded against our vacant North Carolina facility in the second quarter of 2024 based on a third-party appraisal.

Assets Held for Sale

At June 30, the Company classified $4,334,523 of building and land in Marion, North Carolina as assets held for sale under ASC 360 and included it as a separate line item on the condensed consolidated balance sheet. In 2024, the company completed the merger of Forza X1, Inc. and ceased the expenditures related to the development of electric boats. The building is now being marketed for sale. While the timing of the sale is uncertain, the Company expects the sale to be completed within one year. In June 2024, the Company recorded an impairment of the building of $1,674,000 to reduce the carrying cost of the building to its estimated net realizable value. There are no liabilities associated with this asset.

Advertising

Advertising and marketing costs are expensed as incurred, and are included in selling, general and administrative expenses in the accompanying unaudited condensed consolidated statements of operations. During the three months ended June 30, 2025 and 2024, advertising costs incurred by the Company totaled $13,017 and $92,864, respectively. During the six months ended June 30, 2025 and 2024, advertising costs incurred by the Company totaled $23,939 and $127,580, respectively.

Research and Development

The Company expenses research and development costs relating to new product development as incurred. For the three months ended June 30, 2025 and 2024, research and development costs amounted to $0 and $344,784, respectively. For the six months ended June 30, 2025 and 2024, research and development costs amounted to $0 and $494,475, respectively.

Shipping and Handling Costs

Shipping and handling costs include those costs incurred to transport products to customers and internal handling costs, which relate to activities to prepare goods for shipment. The Company has elected to account for shipping and handling costs associated with outbound freight after control over a product has been transferred to a customer as a fulfillment cost. The Company includes shipping and handling costs, including costs billed to customers, in cost of sales in the statements of operations. All manufactured boats are free on board (FOB) from the Fort Pierce manufacturing plant. Dealers are required to either pick up the boats themselves or contracts with a transporter. For the three months ended June 30, 2025 and 2024, shipping and handling costs amounted to $55,837 and $70,311, respectively. For the six months ended June 30, 2025 and 2024, shipping and handling costs amounted to $107,683 and $204,778, respectively.

Leases

The Company determines if an arrangement is a lease at inception. Operating lease right-of-use (“ROU”) assets and lease liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. As the Company’s leases do not provide an implicit rate, it uses its incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. The Company calculates the associated lease liability and corresponding ROU asset upon lease commencement using a discount rate based on a credit-adjusted secured borrowing rate commensurate with the term of the lease. The operating lease ROU asset also includes any lease payments made and is reduced by lease incentives. The Company’s lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expenses for lease payments is recognized on a straight-line basis over the lease term.

Product Warranty Costs

The Company accrues for warranty costs based on the expected material and labor costs to provide warranty replacement products. The methodology used in determining the liability for warranty cost is based upon historical information and experience. The Company’s warranty reserve is calculated as the gross sales multiplied by the historical warranty expense return rate. The company’s warranty liability is included in the accrued liabilities line item of the accompanying unaudited condensed consolidated balance sheets.

Supplier Concentrations

The Company is dependent on the ability of its suppliers to provide products on a timely basis and on favorable pricing terms. The loss of certain principal suppliers or a significant reduction in product availability from principal suppliers could have a material adverse effect on the Company. Business risk insurance is in place to mitigate the business risk associated with sole suppliers for sudden disruptions such as those caused by natural disasters.

The Company is dependent on third-party equipment manufacturers, distributors, and dealers for certain parts and materials utilized in the manufacturing process. During the six months ended June 30, 2025, the Company purchased all engines and certain composite materials for its boats under supplier agreements with four vendors. Total purchases from these vendors were $2,096,575. During the six months ended June 30, 2024, the Company purchased all engines and certain composite materials for its boats under supplier agreements with five vendors. Total purchases from these vendors were $3,289,093.

Stock-Based Compensation

The Company recognizes stock-based compensation costs for its restricted stock measured at the fair value of each award at the time of grant, as an expense over the period during which an employee is required to provide service. Compensation cost is recognized over the service period for the fair value of awards that vest.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating losses. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is entirely dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversals of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.

The Company files income tax returns in the U.S. federal jurisdiction and various states.

Recently Adopted Accounting Pronouncements

In November 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (ASU”) 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures (“ASU 2023-07”). ASU 2023-07 aims to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. ASU 2023-07 requires disclosures of significant expenses that are regularly provided to the chief operating decision maker and included within each reported segment measure of segment profit or loss. The update also requires disclosure regarding the chief operating decision maker and expands interim segment disclosure requirements. The adoption did not impact how the Company identifies its one reportable segment.

Recently Issued But Not Yet Adopted Accounting Pronouncements

In November 2024, the FASB issued ASU 2024-03, Income Statement–Reporting Comprehensive Income–Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expense (“ASU 2027-03”), effective for annual periods beginning after December 15, 2026, and interim periods beginning after December 15, 2027. The amendments in this update require disclosure, in the notes to the financial statements, of specified information about certain costs and expenses and a qualitative description of the amounts remaining in relevant expense captions that are not separately disaggregated quantitatively. The Company is currently evaluating the potential impact the adoption of ASU 2024-03 will have on its future disclosures.

2. Inventories

At June 30, 2025 and December 31, 2024, inventories consisted of the following:

	June 30,	December 31,
	2025	2024
Raw Materials	$2,500,293	$2,573,553
Work in Process	192,154	—
Finished Product	151,282	77,239
Total Inventory	$2,843,729	$2,650,792
Reserve for Excess and Obsolete	(162,729)	(134,032)
Net inventory	$2,681,000	$2,516,760

3. Property and Equipment

At June 30, 2025 and December 31, 2024, property and equipment consisted of the following:

	June 30,	December 31,
	2025	2024
Machinery and equipment	$2,633,992	$2,610,977
Furniture and fixtures	36,816	36,816
Land	—	1,119,758
Leasehold improvements	3,121,983	1,228,860
Software and website development	360,320	300,935
Computer hardware and software	121,640	120,245
Boat molds	5,495,190	7,270,411
Vehicles	143,360	143,360
Electric prototypes and tooling	—	142,526
Assets under construction	1,133,050	6,130,786
	13,046,351	19,104,674
Less accumulated depreciation and amortization	(4,303,086)	(4,066,876)
	$8,743,265	$15,037,798

Depreciation and amortization expense of property and equipment for the three months ended June 30, 2025 and 2024 were $425,551 and $434,958, respectively. Depreciation and amortization expense of property and equipment for the six months ended June 30, 2025 and 2024 were $867,223 and $860,239, respectively. At June 30, 2025, the Company has assets held for sale of $4,334,523. On May 28, 2025, the Company entered into a Mutual Release Agreement with the lessor, removing all obligations under the lease, and returning to the lessor all property, plant and equipment, brand name and all other leased assets. The Company recorded the elimination of ROU financial asset and lease liabilities from its balance sheet, recording a loss on disposition of $54,425. In addition, the company disposed of the related property and equipment with a net book value of $2,541,421.

4. Leases

Operating right of use (“ROU”) assets and operating lease liabilities are recognized at the lease commencement date. Operating lease liabilities represent the present value of lease payments not yet paid. Operating right of use assets represent the Company’s right to use an underlying asset and is based upon the operating lease liabilities adjusted for prepayments or accrued lease payments, initial direct costs, lease incentives, and impairment of operating lease assets. To determine the present value of lease payments not yet paid, the Company estimates incremental secured borrowing rates corresponding to the maturities of the leases.

The Company’s office lease contains rent escalations over the lease term. The Company recognizes expense for this office lease on a straight-line basis over the lease term. Additionally, tenant incentives used to fund leasehold improvements are recognized when earned and reduce the Company’s right-of-use asset related to the lease. These are amortized through the right-of-use asset as reductions of expense over the lease term.

The Company leases its office and warehouse facilities, and the land which are located at 3101 S US-1, Fort Pierce, Florida (the “Property”) from Visconti Holdings, LLC. Visconti Holdings, LLC is a single member LLC that holds the ownership of the property, and its sole member is Joseph C. Visconti, the CEO of the Company. The Company entered into the lease on January 1, 2020, and as amended January 1, 2021, the lease has a term of five years. The current base rent payment is $36,465 per month including property taxes and the lease required a $25,000 security deposit.

At June 30, 2025 and December 31, 2024, supplemental balance sheet information related to the lease was as follows:

	June 30,	December 31,
	2025	2024
Operating lease ROU asset	$195,540	$390,686

	June 30,	December 31,
	2025	2024
Operating lease liabilities:
Current portion	$218,560	$436,730
Non-current portion	—	—
Total	$218,560	$436,730

	Three Months Ended June 30, 2025	Three Months Ended June 30, 2024

Operating lease cost	$97,524	$119,428

	Six Months Ended June 30, 2025	Six Months Ended June 30, 2024

Operating lease cost	$195,146	$239,175

At June 30, 2025, future minimum lease payments under the non-cancelable operating lease are as follows:

Year Ending December 31,
2025 (excluding the six months ended June 30, 2025)	$218,791

Total lease payments	218,791
Less imputed interest	(231)
Total	$218,560

June 30,
2025
Weighted average discount rate	0.36%
Weighted average remaining lease term (years)	0.50

5. Finance Leases

Vehicle and Equipment Lease

The Company has various finance leases for two forklifts and a copy machine. All leases were for 60-month terms at rates ranging from 3% to 7.5%. No new leases were entered into during the three or six months ended June 30, 2025.

Finance leases are recorded in property and equipment, net on the condensed consolidated balance sheet.

	June 30,	December 31,
	2025	2024
Cost	$76,972	$125,798
Accumulated Depreciation	(26,375)	(37,384)
Net Book Value	$50,597	$88,414

AquaSport lease

On April 20, 2023 Twin Vee incorporated AquaSport Co., a wholly owned subsidiary, in the state of Florida in connection with its plan to lease the AQUASPORT™ boat brand and manufacturing facility in White Bluff, Tennessee. On May 5, 2023, Twin Vee and AquaSport Co. entered into an agreement (the “Agreement”) with Ebbtide Corporation (“Ebbtide”) providing AquaSport Co. with the right to acquire assets, AQUASPORT™ boat brand, trademarks, 150,000-square-foot manufacturing facility situated on 18.5 acres in White Bluff Tennessee, related tooling, molds, and equipment to build five AquaSport models ranging in size from 21 to 25-foot boats (the “AquaSport Assets”).

On May 28, 2025, the Company entered into a Mutual Release Agreement with the lessor, removing all obligations under the lease, and returning to the lessor all property, plant and equipment, brand name and all other leased assets. During the second quarter, the Company recorded the elimination of the assets and liabilities from its balance sheet, recording a loss on termination of $53,425.

Finance leases on the AquaSport lease were recorded in property and equipment, net on the condensed consolidated balance sheet.

	June 30,	December 31,
	2025	2024
Land	$—	$1,000,000
Building	—	100,000
Molds	—	2,000,000
	—	3,100,000
Accumulated depreciation	—	(438,138)
Total	$—	$2,661,862

At June 30, 2025 and December 31, 2024, supplemental balance sheet information related to finance leases were as follows:

	June 30,	December 31,
	2025	2024
Finance lease liabilities:
Current portion	$21,038	$221,929
Non-current portion	30,952	2,423,165
Total	$51,990	$2,645,094

At June 30, 2025, future minimum lease payments under the non-cancelable finance leases are as follows:

Year Ending December 31,
2025 (except for the six months ended June 30, 2025)	$11,867
2026	21,519
2027	21,075
2028	4,657
Thereafter	—
Total lease payment	59,118
Less imputed interest	(7,128)
Total	$51,990

June 30,
2025
Weighted average discount rate	5.43%
Weighted average remaining lease term (years)	2.71

6. Accrued Liabilities

At June 30, 2025 and December 31, 2024, accrued liabilities consisted of the following:

	June 30,	December 31,
	2025	2024
Accrued wages and benefits	$361,157	$206,041
Accrued interest	182,391	96,793
Accrued operating expense	166,583	277,873
Warranty Reserve	216,474	213,546

Total	$926,605	$794,253

7. Short-term Debt

On June 30, 2025 and December 31, 2024, the Company had a line of credit with Wells Fargo and Yamaha Motor Finance for $1,250,000 and $1,000,000, respectively.

Interest on the Company’s Wells Fargo line is calculated in two ways: the average daily balance is prime +5%, with a minimum prime at 5.5%, there is also a monthly flat charge of 0.2%, which, is 2.4% annualized. After the 150-day due in full period, the average daily balance rate goes up to prime +8.5% with no monthly flat charge. On June 30, 2025 and December 31, 2024 the interest rate on the line of credit was approximately 11.31% and 11.13%.

Interest on the Company’s Yamaha line is calculated on the average daily balance +4%, with a minimum prime at 8.0%. On June 30, 2025 and December 31, 2024, the interest rate was 11.50% and 11.75%, respectively.

On June 30, 2025 and December 31, 2024, the outstanding balance with Wells Fargo was $123,909 and $130,690, respectively. On June 30, 2025 and December 31, 2024, the outstanding balance with Yamaha Motor Finance was $314,497 and $255,649, respectively. The outstanding balances are included in account payable on the condensed consolidated balance sheets.

8. Notes Payable – SBA EIDL Loan

On April 22, 2020, the Company received an SBA Economic Injury Disaster Loan (“EIDL”) in the amount of $499,900 ($500,000 less a $100 processing fee). The loan is in response to the COVID-19 pandemic. The loan is a 30-year loan with an interest rate of 3.75%, interest only monthly payments of $2,437 began October 22, 2022, under the EIDL program, which is administered through the SBA. Under the guidelines of the EIDL, the maximum term is 30 years; however, terms are determined on a case-by-case basis based on each borrower’s ability to repay and carry an interest rate of 3.75%. The EIDL loan has an initial deferment period wherein no payments are due for thirty months from the date of disbursement. The EIDL loan may be prepaid by the Company at any time prior to maturity with no prepayment penalties. The proceeds from this loan must be used solely as working capital to alleviate economic injury caused by the COVID-19 pandemic.

As part of the EIDL loan, the Company granted the SBA a continuing security interest in and to any and all collateral to secure payment and performance of all debts, liabilities and obligations of the Company to the SBA under the EIDL loan. The collateral includes substantially all tangible and intangible personal property of the Company.

A summary of the minimum maturities of term debt follows for the years set forth below.

Year ended December 31,

2025	—
2026	—
2027	6,611
2028 and thereafter	493,289
Total	$499,900

9. Related Party Transactions

As discussed in Note 4, the Company has leased its Fort Pierce, Florida facilities from a company owned by its CEO.

During the three months ended June 30, 2024, the Company received a variable monthly fee averaging $46,848 to provide management services and facility utilization to Forza. During the six months ended June 30, 2024, the Company received a variable monthly fee averaging $46,670 to provide management services and facility utilization to Forza. This income for the Company and expense for Forza, was eliminated in the condensed consolidated financial statements. Since the merger of Forza X1 and Twin Vee on November 26, 2024, the Company no longer receives a management fee.

10. Commitments and Contingencies

Repurchase Obligations

Under certain conditions, the Company is obligated to repurchase new inventory repossessed from dealerships by financial institutions that provide credit to the Company’s dealers. The maximum obligation of the Company under such floor plan agreements totaled $13,860,388 or 77 units, and $10,265,229 or 60 units, as of June 30, 2025 and December 31, 2024, respectively.

On April 21, 2025, Northpoint Commercial Finance LLC (“Northpoint”) came into possession of certain Twin Vee and AquaSport inventory of United Marine and Storage LLC, a former dealer of Twin Vee PowerCats. Northpoint requested Twin Vee PowerCats Co. to take possession of the inventory and to repurchase the inventory in accordance with the Repurchase Agreement between Twin Vee PowerCats Co. and Northpoint. The Company was able to negotiate a condition reduction on these repossessed boats which resulted in an obligation of $460,220 to Northpoint Commercial Financial. During the second quarter, the company was able to sell 5 of the 6 repossessed boats, resulting in a net loss of approximately $`14,875 for the second quarter. One remaining repossessed United boat has a purchase obligation of $58,984 to Northpoint, which is included in accrued liabilities on the condensed consolidated balance sheet.

Litigation

The Company is currently involved in various civil litigation in the normal course of business, including a class action suit none of which are considered material.

Irrevocable line of credit

As of June 30, 2025 the Company had $215,117 of restricted cash included in cash, cash equivalents and restricted cash. This amount represents a deposit to secure an irrevocable letter of credit for a supplier contract with Yamaha. These deposits are held in an interest-bearing account. As of December 31, 2024, the Company had $215,117 of restricted cash.

11. Stockholders’ Equity

Twin Vee

Common Stock Warrants

As of June 30, 2025, the Company had outstanding warrants to purchase an aggregate of 56,237 shares of common stock:

●	warrants to purchase 15,000 shares of common stock at an exercise price of $75.00 per share that were issued to the representative of the underwriters on July 23, 2021, in connection with the Company’s IPO. The representative’s warrants are exercisable at any time and from time to time, in whole or in part, and expire on July 20, 2026.

●	warrants to purchase 14,375 shares of common stock at an exercise price of $34.38 were issued to the representative of the underwriters on October 3, 2022, in connection with an underwritten public offering. These representative’s warrants are exercisable at any time and from time to time, in whole or in part, and expire on September 28, 2027.

●	warrants to purchase 10,550 shares of common stock at an exercise price of $102.20. These warrants were assumed by the Company on November 26, 2024 in connection with the Merger and were converted into a warrant to purchase the number of shares of Company common stock that the holder would have received if such holder had exercised such warrant to purchase shares of Forza common stock prior to the Merger. These representative’s warrants were originally issued in connection with Forza X1, Inc.’s initial public offering that closed on August 16, 2022, and are exercisable at any time and from time to time, in whole or in part, and expire on August 11, 2027.

●	warrants to purchase 16,312 shares of common stock at an exercise price of $30.70. These warrants were assumed by the Company on November 26, 2024 in connection with the Merger and were converted into a warrant to purchase the number of shares of Company common stock that the holder would have received if such holder had exercised such warrant to purchase shares of Forza common stock prior to the Merger These representative’s warrants were originally issued in connection with Forza X1, Inc.’s public offering that closed on June 14, 2023, and are exercisable at any time and from time to time, in whole or in part, and expire on June 12, 2028.

There was no warrant activity during the three or six months ended June 30, 2025.

Equity Compensation Plan

The Company maintains an equity compensation plan (the “Plan”) under which it may award employees, directors and consultants’ incentive and non-qualified stock options, restricted stock, stock appreciation rights and other stock-based awards with terms established by the Compensation Committee of the Board of Directors which has been appointed by the Board of Directors to administer the Plan. As of June 30, 2025, there were 156,592 shares remaining available for grant under this Plan.

Accounting for Stock -Based Compensation

Stock Compensation Expense

For the three months ended June 30, 2025 and 2024, the Company recorded $59,628 and $317,744, respectively, of stock-based compensation expense. For the six months ended June 30, 2025 and 2024, the Company recorded $115,596 and $744,027, respectively, of stock-based compensation expense Stock-based compensation expense is included in salaries and wages on the accompanying condensed consolidated statement of operations.

Stock Options

Under the Company’s 2021 Stock Incentive Plan (the Twin Vee Plan) the Company has issued stock options. A stock option grant gives the holder the right, but not the obligation, to purchase a certain number of shares at a predetermined price for a specific period of time. The Company typically issues options that vest pro rata on a monthly basis over various periods. Under the terms of the Twin Vee Plan, the contractual life of the option grants may not exceed ten years.

The Company utilizes the Black-Scholes model to determine fair value of stock option awards on the date of grant. The Company utilized the following assumptions for option grants during the six months ended June 30, 2025 and 2024:

	Six months ended	Six months ended
	June 30,	June 30,
	2025	2024
Expected term	5.7 years	5.8 years
Expected average volatility	48.4%	83.3%
Expected dividend yield	—	—
Risk-free interest rate	4.13%	4.3%

The expected volatility of the option is determined using historical volatilities based on historical stock price of comparable boat manufacturing companies. The Company estimated the expected life of the options granted based upon historical weighted average of comparable boat manufacturing companies. The risk-free interest rate is determined using the St. Louis Federal Reserve yield curve rates with a remaining term equal to the expected life of the option. The Company has never paid a dividend, and as such the dividend yield is 0.0%

	Options Outstanding		Weighted
	Number of	Weighted Average	Average Remaining life	Fair value of
	Options	Exercise Price	(years)	option

Outstanding, January 1, 2025	213,904	$29.30	5.04	1,708,693
Granted	72,000	2.71	—	98,371
Exercised	—	—	—
Expired	(3,327)	(23.65)	—	(34,761)
Forfeited/canceled	—	—	—	—
Outstanding, June 30, 2025	282,577	$22.59	7.94	1,772,303

Exercisable options, June 30, 2025	147,486	$38.07	7.23	1,484,884

	Options Outstanding		Weighted
	Number of Options	Weighted Average Exercise Price	Average Remaining life (years)	Grant Date Fair value of option

Outstanding, January 1, 2024	127,093	$39.85	8.04	2,213,178
Granted	69,999	6.40	—	227,497
Exercised	—	—	—	—
Expired	(26,391)	(39.13)	—	(458,085)
Forfeited/canceled	(11,224)	(12.48)	—	(140,051)
Outstanding, June 30, 2024	159,477	$26.04	8.21	1,842,539

Exercisable options, June 30, 2024	74,004	$45.15	6.59

At June 30, 2025, 135,091 Twin Vee options are unvested and expected to vest over the next four years.

Restricted Stock Units

Under the Company’s 2021 Stock Incentive Plan the Company has issued restricted stock units (“RSUs”). RSUs are granted with fair value equal to the closing market price of the Company’s common stock on the business day of the grant date. An award may vest completely at a point in time (cliff-vest) or in increments over time (graded-vest). Generally, RSUs vest over three years. There were 4,325 RSUs exercisable on June 30, 2025.

	Restricted Stock Units Outstanding
	Number of	Weighted Average Grant – Date	Weighted Average Remaining life	Aggregate Intrinsic
	Units	Fair Value Price	(years)	Value

Outstanding, January 1, 2025	8,046	$15.76	1.58	$17,862
Granted	8,900	4.40	—	19,758
Exercised	—	—	—	—
Forfeited/canceled	(914)	5.42	—	(2,029)
Outstanding, June 30, 2025	16,032	$10.04	1.89	$35,591

	Restricted Stock Units Outstanding
	Number of	Weighted Average Grant – Date	Weighted Average Remaining life	Aggregate Intrinsic
	Units	Fair Value Price	(years)	Value

Outstanding, January 1, 2024	6,725	$22.50	2.07	$36,651
Granted	8,730	8.38	—	47,579
Exercised	—	—	—	—
Forfeited/canceled	(2,337)	(16.00)		(12,737)
Outstanding, June 30, 2024	13,118	$22.50	2.25	$71,493

WIZZ BANGER Stock Options

On June 12, 2025, the Company’s wholly owned subsidiary, WIZZ BANGER, INC, granted stock options to certain members of its executive team under a newly adopted equity incentive plan. The grant consisted of 2,800,000 options to acquire common shares of the subsidiary at an exercise price of $0.12 per share, which equaled the estimated fair market value of the subsidiary’s common stock on the grant date, as determined by a third-party valuation.

The options are subject to 12-month cliff vesting, whereby no portion of the award vests unless the executive remains employed by the subsidiary for the full 12-month period following the grant date. Upon completion of the service period, 100% of the options will vest.

No compensation expense has been recognized for the award as of June 30, 2025, consistent with ASC 718, as the vesting condition is based solely on continued service and has not yet been satisfied. The total grant-date fair value of the award was estimated to be approximately $188,761, calculated using the Black-Scholes option pricing model with the following assumptions:

•	Expected Term: 6 years

•	Expected Volatility: 55% (based on comparable SaaS companies)

•	Risk-Free Interest Rate: 4.2%

•	Dividend Yield: 0%

•	Fair Value per Option: $0.0674

Should the vesting condition be met, the Company will recognize compensation expense on the condensed consolidated statement of operations in the period the service condition is satisfied, or earlier if deemed probable.

12. Customer Concentration

Significant dealers are those that account for greater than 10% of the Company’s revenues and purchases.

During the three months ended June 30, 2025, three individual dealers each represented over 10% of the Company’s total sales and together represented 70% of total sales. During the three months ended June 30, 2024, three individual dealers represented over 10% of the Company’s total sales, and combined they represented 49% of total sales.

13. Segment

The Company reports segment information based on the “management” approach. The Company’s Chief Operating Decision Maker is its President and Chief Executive Officer. The management approach designates the internal reporting used by management for making decisions and assessing performance as the source of the Company’s reportable segments. The Company operates in two reportable segments: (1) Twin Vee PowerCats, which designs, manufactures, and sells recreational and commercial powerboats; and (2) Wizz Banger, Inc., a development-stage subsidiary with plans to develop an innovative online marketplace leveraging artificial intelligence (AI) to transform how customers search for and purchase recreational marine assets.

While the Company manages Wizz Banger as a distinct operating segment, it does not currently meet the quantitative thresholds for separate disclosure under ASC 280-10-50-12. Specifically, for the six months ended June 30, 2025, Wizz Banger generated no revenue and represents less than 10% of the Company’s consolidated assets, revenues, and net loss. As a result, the financial results of Wizz Banger are aggregated and presented within the consolidated results of Twin Vee PowerCats for segment reporting purposes.

The Company will continue to monitor the significance of Wizz Banger and will present it as a separately reportable segment in future filings if it meets the quantitative criteria or if management concludes that separate presentation is necessary for a better understanding of the business.

14. Subsequent Events

On July 28, 2025, Twin Vee PowerCats Co. (the “Company”) and the Company’s recently formed, wholly owned subsidiary, Wizz Banger, Inc. (“Wizz Banger”), entered into a First Amendment (the “First Amendment”) to that certain license and conditional sale agreement (the “License and Sale Agreement”), entered into and effective as of February 4, 2025, by and between the Company and Revver Digital, LLC. The First Amendment was entered into in order to (a) amend the definition of “Foreground Intellectual Property” (as defined therein), (b) to clarify that respective rights of the parties thereunder, (c) to assign the License and Sale Agreement to Wizz Banger, and (d) to provide for a guaranty by the Company of Wizz Banger’s obligations and liabilities under the License and Sale Agreement, as amended, as provided therein and effect other amendments to the License and Sale Agreement as set forth therein.

The Company has evaluated all events or transactions that occurred after June 30, 2025 through August 7, 2025, which is the date that the condensed financial statements were available to be issued. During this period, there were no additional material subsequent events.

Up to           Shares of Common Stock

Up to           Pre-Funded Warrants to purchase Shares of Common Stock

Up to          Shares of Common Stock underlying the Pre-Funded Warrants

______________________________

PRELIMINARY PROSPECTUS

______________________________

ThinkEquity

                        , 2025

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following is a statement of the estimated costs and expenses, all of which shall be borne by Twin Vee PowerCats Co. (the “Registrant”), in connection with the offering of the securities registered under this registration statement.

Amount to be Paid
SEC registration fee	$
FINRA filing fee
Transfer agent and registrar expenses
Accounting fees and expenses
Legal fees and expenses
Printing and engraving expenses
Miscellaneous
Total	$

Item 14. Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law empowers a corporation to indemnify its directors and officers and to purchase insurance with respect to liability arising out of their capacity or status as directors and officers, provided that the person acted in good faith and in a manner the person reasonably believed to be in our best interests, and, with respect to any criminal action, had no reasonable cause to believe the person’s actions were unlawful. The Delaware General Corporation Law further provides that the indemnification permitted thereunder shall not be deemed exclusive of any other rights to which the directors and officers may be entitled under the corporation’s bylaws, any agreement, a vote of stockholders or otherwise. The certificate of incorporation of the registrant to be in effect upon the completion of this offering provides for the indemnification of the registrant’s directors and officers to the fullest extent permitted under the Delaware General Corporation Law. In addition, the bylaws of the registrant to be in effect upon the completion of this offering require the registrant to fully indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (whether civil, criminal, administrative or investigative) by reason of the fact that such person is or was a director or officer of the registrant, or is or was a director or officer of the registrant serving at the registrant’s request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorney’s fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, to the fullest extent permitted by applicable law.

Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) for payments of unlawful dividends or unlawful stock repurchases or redemptions; or (iv) for any transaction from which the director derived an improper personal benefit. The registrant’s certificate of incorporation to be in effect upon the completion of this offering provides that the registrant’s directors shall not be personally liable to it or its stockholders for monetary damages for breach of fiduciary duty as a director and that if the Delaware General Corporation Law is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of the registrant’s directors shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

As permitted by the Delaware General Corporation Law, the registrant has entered into separate indemnification agreements with each of the registrant’s directors and certain of the registrant’s officers which require the registrant, among other things, to indemnify them against certain liabilities which may arise by reason of their status as directors, officers or certain other employees.

The registrant expects to obtain and maintain insurance policies under which its directors and officers are insured, within the limits and subject to the limitations of those policies, against certain expenses in connection with the defense of, and certain liabilities which might be imposed as a result of, actions, suits or proceedings to which they are parties by reason of being or having been directors or officers. The coverage provided by these policies may apply whether or not the registrant would have the power to indemnify such person against such liability under the provisions of the Delaware General Corporation Law.

These indemnification provisions and the indemnification agreements entered into between the registrant and the registrant’s officers and directors may be sufficiently broad to permit indemnification of the registrant’s officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act of 1933, as amended.

Any underwriting agreement, agency agreement, equity distribution agreement or similar agreement that the Registrant may enter into will likely provide for indemnification by any underwriters or agents of the Registrant, its directors, its officers who sign the registration statement and the Registrant’s controlling persons for some liabilities, including liabilities arising under the Securities Act.

Item 15. Recent Sales of Unregistered Securities

None.

Item 16. Exhibit and Financial Statement Schedules

(a) Exhibits

Exhibit Number	Description
1.1	Underwriting Agreement, dated May 8, 2025, by and between Twin Vee PowerCats Co. and ThinkEquity LLC, as representative of the underwriters (Incorporated by reference to Exhibit 1.1 to the Company’s Form 8-K, File No. 001-40623, filed with the Securities and Exchange Commission on May 12, 2025)
1.2	Underwriting Agreement, dated , 2025, by and between Twin Vee PowerCats Co. and ThinkEquity LLC, as representative of the underwriters
2.1	Agreement and Plan of Merger, dated September 8, 2022, by and between Twin Vee PowerCats Co. and Twin Vee PowerCats, Inc. (Incorporated by reference to the Exhibit 2.1 to the Company’s Form 8-K, File No. 001-40623, filed with the SEC on September 9, 2022)
2.2	Form of Support Agreement, by and between Twin Vee PowerCats Co. and Twin Vee PowerCats, Inc.’s directors, officers and certain stockholders (Incorporated by reference to the Exhibit 2.2 to the Company’s Form 8-K, File No. 001-40623, filed with the SEC on September 9, 2022)
2.3	Agreement and Plan of Merger, dated August 12, 2024, by and between Twin Vee PowerCats Co., Forza X1, Inc. and Twin Vee merger Sub, Inc. and Twin Vee PowerCats, Inc. (Incorporated by reference to the Exhibit 2.1 to the Company’s Form 8-K, File No. 001-40623, filed with the SEC on August 12, 2024)
3.1	Certificate of Incorporation filed with the Secretary of State of the State of Delaware on April 7, 2021 (Incorporated by reference to Exhibit 3.6 to the Company’s Registration Statement on Form S-1, File No. 333-255134, filed with the SEC on April 8, 2021)
3.2	Bylaws (Incorporated by reference to Exhibit 3.7 to the Company’s Registration Statement on Form S-1, File No. 333-255134, filed with the SEC on April 8, 2021)
3.3	Certificate of Amendment to Certificate of Incorporation of Twin Vee PowerCats Co. filed with the Delaware Secretary of State on April 4, 2025 (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on April 7, 2025 (File No. 001-40623))
4.1	Specimen Common Stock Certificate (Incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-1/A, File No. 333-255134, filed with the SEC on July 2, 2021)
4.2	Form of Representative’s Warrant Agreement (Incorporated by reference to Exhibit 4.2 to the Company’s Registration Statement on Form S-1/A, File No. 333-255134, filed with the SEC on July 2, 2021)
4.3	Description of Securities of Twin Vee PowerCats Co. (Incorporated by reference to the Exhibit 4.3 to the Company’s Annual Report on Form 10-K, File No. 001-40623, filed with the SEC on March 31, 2022)

4.4	Form of Representative’s Warrant Agreement (Incorporated by reference to Exhibit 1.1 to the Company’s Current Report on Form 8-K, File No. 001-40623, filed with the SEC on September 30, 2022)
4.5	Form of Representative’s Warrant Agreement (Incorporated by reference to Exhibit 1.1 to the Current Report on Form 8-K of Forza X1, Inc., File No. 001-41469, filed with the SEC on August 16, 2022)
4.6	Form of Representative’s Warrant Agreement (Incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K of Forza X1, Inc., File No. 001-41469, filed with the SEC on June 14, 2023)
4.7	Form of Representative’s Warrant (Incorporated by reference to Exhibit 4.1 to the Company’s Form 8-K, File No. 001-40623, filed with the Securities and Exchange Commission on May 12, 2025)
4.8	Form of Pre-Funded Warrant
4.9	Form of Representative’s Warrant
5.1	Opinion of Sichenzia Ross Ference Carmel LLP
10.1+	Repurchase Agreement, by and among Twin Vee PowerCats, Inc., Twin Vee Catamarans, Inc. and Northpoint Commercial Finance LLC, dated May 18, 2016 (Incorporated by reference to Exhibit 10.2 to the Company’s Registration Statement on Form S-1/A, File No. 333-255134, filed with the SEC on June 2, 2021)
10.2	Inventory Blanket Repurchase Agreement, dated January 12, 2017, by and between Twin Vee Catamarans, Inc. and Bank of the West (Incorporated by reference to Exhibit 10.2 to the Company’s Registration Statement on Form S-1, File No. 333-255134, filed with the SEC on April 8, 2021)
10.3+	Inventory Financing Agreement, dated January 28, 2010, between GE Commercial Distribution Finance Corporation and Twin Vee Catamarans, Inc. (Incorporated by reference to Exhibit 10.4 to the Company’s Registration Statement on Form S-1/A, File No. 333-255134, filed with the SEC on June 2, 2021)
10.4	Lease Agreement, dated January 1, 2021, by and among Visconti Holdings, LLC, Twin Vee Catamarans, Inc. and Twin Vee PowerCats, Inc. (Incorporated by reference to Exhibit 10.5 to the Company’s Annual Report on Form 10-K, File No. 001-40623, filed with the SEC on March 20, 2025)
10.5	SBA Loan Authorization and Agreement, dated April 21, 2020, with Twin Vee PowerCats, Inc. (Incorporated by reference to Exhibit 10.4 to the Company’s Registration Statement on Form S-1, File No. 333-255134, filed with the SEC on April 8, 2021)
10.6	Transition Services Agreement, dated August 16, 2022, by and between Forza X1, Inc. and Twin Vee PowerCats Co. (Incorporated by referenced to Exhibit 10.2 to the Company’s Current Report on Form 8-K, File No. 001-40623, filed with the SEC on August 18, 2022)
10.7	Agreement, dated August 17, 2022, by and between Forza X1, Inc. and OneWater Marine, Inc. (Incorporated by referenced to Exhibit 10.1 to the Company’s Current Report on Form 8-K, File No. 001-40623, filed with the SEC on August 18, 2022)
10.8	Commercial Lease Agreement (with Option to Purchase), dated May 5, 2023, by and between, AquaSport Co., Ebbtide Corporation and Twin Vee PowerCats Co. (Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K , File No. 001-40623, filed with the SEC on May 9, 2023)
10.9^	License and Conditional Sale Agreement, effective February 4, 2025, by and between Revver Digital, LLC and Twin Vee PowerCats Co. (Incorporated by referenced to Exhibit 10.1 to the Company’s Current Report on Form 8-K, File No. 001-40623, filed with the SEC on February 10, 2025)
10.10^	Asset Purchase Agreement, dated June 5, 2025, by and between Bahama Boat Works, LLC and Twin Vee PowerCats Co. (Incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K, File No. 001-40623, filed with the Securities and Exchange Commission on June 10, 2025)
10.11†	Twin Vee PowerCats Co. Amended and Restated 2021 Stock Incentive Stock Plan (Incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement on Form S-1/A, File No. 333-255134, filed with the SEC on June 2, 2021)
10.12†	Employment Agreement, effective as of July 23, 2021, with Joseph Visconti (Incorporated by reference to Exhibit 10.7 to the Company’s Registration Statement on Form S-1/A, File No. 333-255134, filed with the SEC on June 17, 2021)
10.13†	Employment Agreement, effective as of July 23, 2021, with Preston Yarborough (Incorporated by reference to Exhibit 10.8 to the Company’s Registration Statement on Form S-1/A, File No. 333-255134, filed with the SEC on June 17, 2021)
10.14†	Paycheck Protection Program Second Draw Promissory Note, dated March 19, 2021 (Incorporated by reference to Exhibit 10.9 to the Company’s Registration Statement on Form S-1/A, File No. 333-255134, filed with the SEC on June 17, 2021)

10.15†	Amendment to Employment Agreement, effective as of October 20, 2022, between Twin Vee PowerCats Co. and Joseph Visconti (Incorporated by referenced to Exhibit 10.1 to the Company’s Current Report on Form 8-K, File No. 001-40623, filed with the SEC on October 21, 2022)
10.16†	Employment Agreement, effective April 4, 2024, by and between Twin Vee PowerCats Co. and Michael P. Dickerson (Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K, File No. 001-40623, filed with the SEC on April 5, 2024)
10.17†	Amendment to Employment Agreement, dated June 27, 2024, by and between Twin Vee PowerCats Co. and Preston Yarborough, (Incorporated by referenced to Exhibit 10.1 to the Company’s Current Report on Form 8-K, File No. 001-40623, filed with the SEC on July 2, 2024)
10.18†	Employment Agreement, dated July 12, 2024, by and between Twin Vee PowerCats Co. and Karl J. Zimmer (Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K, File No. 001-40623, filed with the SEC on July 15, 2024)
10.19†	Employment Agreement, dated September 17, 2025, by and between Twin Vee PowerCats Co. and Scott Searles (Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K, File No. 001-40623, filed with the SEC on September 23, 2025)
10.20†	Amendment No. 1 to the Twin Vee PowerCats Co. Amended and Restated 2021 Stock Incentive Plan (Incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K, 001-40623, filed with the SEC on November 12, 2024).
10.21†	Separation Agreement, dated November 30, 2024, between Twin Vee Powercats Co. and Karl Zimmer (Incorporated by referenced to Exhibit 10.1 to the Company’s Current Report on Form 8-K, File No. 001-40623, filed with the SEC on December 5, 2024)
10.22†	Consulting Agreement, effective December 1, 2024, between Twin Vee Powercats Co. and Zimmer Consultants, LLC (Incorporated by referenced to Exhibit 10.2 to the Company’s Current Report on Form 8-K, File No. 001-40623, filed with the SEC on December 5, 2024)
10.23†	Forza X1, Inc. 2022 Stock Incentive Plan and form of Incentive Plan Option Agreement, Non-Qualified Stock Option Agreement, and Restricted Stock Unit Agreement (Incorporated by reference to Exhibit 10.1 to Forza X1, Inc.’s Registration Statement on Form S-1, File No. 333-261884, filed with the SEC on July 25, 2022)
10.24	Wizz Banger 2025 Subsidiary Stock Incentive Plan (Incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K, File No. 001-40623, filed with the Securities and Exchange Commission on June 16, 2025)
10.25	Subsidiary Plan Stock Restriction Agreement (Incorporated by reference to Exhibit 10.2 to the Company’s Form 8-K, File No. 001-40623, filed with the Securities and Exchange Commission on June 16, 2025)
10.26	Subsidiary Plan Stock Option Grant Agreement (Incorporated by reference to Exhibit 10.3 to the Company’s Form 8-K, File No. 001-40623, filed with the Securities and Exchange Commission on June 16, 2025)
19.1	Insider Trading Policy (Incorporated by reference to Exhibit 19.1 to the Company’s Annual Report on Form 10-K, File No. 001-40623, filed with the SEC on March 20, 2025)
21.1	Subsidiaries of Registrant (Incorporated by reference to Exhibit 21.1 to the Company’s Annual Report on Form 10-K, File No. 001-40623, filed with the SEC on March 20, 2025)
23.1	Consent of Grassi & Co., CPAs, P.C., Independent Registered Public Accounting Firm
23.2	Consent of Sichenzia Ross Ference Carmel LLP (included in Exhibit 5.1)
24.1	Power of Attorney (included on the signature page)
97.1	Clawback Policy adopted on November 10, 2023 (Incorporated by referenced to Exhibit 97.1 to the Company’s Annual Report on Form 10-K, File No. 001-40623, filed with the SEC on March 27, 2024)
107	Calculation of Filing Fee Table

101.INS	XBRL Instance*
101.SCH	XBRL Taxonomy Extension Schema*
101.CAL	XBRL Taxonomy Extension Calculation*
101.DEF	XBRL Taxonomy Extension Definition*
101.LAB	XBRL Taxonomy Extension Labeled*
101.PRE	XBRL Taxonomy Extension Presentation*
104	Cover Page Interactive Data File (the cover page XBRL tags are embedded within the inline XBRL document)

†	Management contract or compensatory plan or arrangement required to be identified pursuant to Item 15(a)(3) of this Annual Report.
+	Certain portions of this exhibit indicated therein by [**] have been omitted in accordance with Item 601(b)(10) of Regulation S-K.
^	Schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The Company hereby undertakes to furnish copies of any of the omitted schedules upon request by the SEC.

Item 17. Undertakings

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that the undertakings set forth in paragraphs (1)(i), (1)(ii) and (1)(iii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the SEC by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, that are incorporated by reference in this registration statement or are contained in a form of prospectus filed pursuant to Rule 424(b) that is part of this registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act to any purchaser:

(i)	Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(ii)	Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by Section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(5) That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;
(ii)	any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;
(iii)	the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and
(iv)	any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6) That, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(7) To file an application for the purpose of determining the eligibility of the trustee to act under subsection (a) of Section 310 of the Trust Indenture Act in accordance with the rules and regulations prescribed by the SEC under Section 305(b)(2) of the Trust Indenture Act.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Ft. Pierce, State of Florida, on the 14th day of October, 2025.

TWIN VEE POWERCATS CO.

By:	/s/ Joseph C. Visconti
Joseph C. Visconti
Chief Executive Officer and President

POWERS OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Joseph C. Visconti as his or her true and lawful agent, proxy and attorney-in-fact, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to (i) act on, sign and file with the Securities and Exchange Commission any and all amendments (including post-effective amendments) to this registration statement together with all schedules and exhibits thereto and any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, together with all schedules and exhibits thereto, (ii) act on, sign and file such certificates, instruments, agreements and other documents as may be necessary or appropriate in connection therewith, (iii) act on and file any supplement to any prospectus included in this registration statement or any such amendment or any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and (iv) take any and all actions which may be necessary or appropriate to be done, as fully for all intents and purposes as he or she might or could do in person, hereby approving, ratifying and confirming all that such agent, proxy and attorney-in-fact or any of his substitutes may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Joseph C. Visconti	Chief Executive Officer and President, Chairman of the Board	October 15, 2025
Joseph C. Visconti	(Principal Executive Officer)

/s/ Scott Searles	Interim Chief Financial Officer	October 15, 2025
Scott Searles	(Principal Financial Officer and Principal Accounting Officer)

/s/ Preston Yarborough	Vice President and Director	October 15, 2025
Preston Yarborough

/s/ Marcia Kull	Director	October 15, 2025
Marcia Kull

/s/ Neil Ross	Director	October 15, 2025
Neil Ross

/s/ Kevin Schuyler	Director	October 15, 2025
Kevin Schuyler